SUBJECT TO COMPLETION , DATED         , 1995
As filed with the Securities and Exchange Commission on May 12, 1995
                                                  Registration No. 33-[       ]

                 Securities and Exchange Commission
                              FORM S-1

        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               DynCorp
         (Exact name of registrant as specified in its charter)

                              Delaware
      (State or other jurisdiction of incorporation or organization)

                                4581
         (Primary Standard Industrial Classification Code Number)

                             36-2408747
              (I.R.S. Employer Identification Number)

         2000 Edmund Halley Drive, Reston, Virginia 22091-3436
                           (703) 264-0330
           (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                           David L. Reichardt
                 Senior Vice President & General Counsel
                              DynCorp
                       2000 Edmund Halley Drive
                     Reston, Virginia  22091-3436
                           (703) 264-9106
           (Name, address, including zip code, and telephone number, including area code, of agent for service)

      Approximate date of commencement of proposed sale to the public:
 As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to rule 415 under the Securities Act of 1933, check the following box. (X)

                   CALCULATION OF REGISTRATION FEE

                                 Proposed      Proposed
 Title of Each                   Maximum       Maximum
   Class of           Amount     Offering      Aggregate      Amount of
 Securities to        to be      Price Per     Offering      Registration
be Registered(1)    Registered   Share(2)      Price(2)          Fee


  Common Stock     11,969,313     $14.90     $178,342,764    $61,497.50
par value $0.10      shares
   per share

        (1) This Registration Statement also relates to in indeterminate number of interests in the DynCorp Savings and retirement Plan, the DynCorp Employee Stock Purchase Plan, the DynCorp 1995 Non-Qualified Stock Option Plan, the DynCorp Executive Incentive Plan, and the DynCorp Employee Stock Ownership Plan pursuant to which certain of the shares of Common stock offered pursuant to the Prospectus included as part of this Registration Statement may be issued and delivered or sold.

        (2) Estimated solely for purposes of determining the Registration fee pursuant to Rule 457 under the Securities Act of 1933.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                                  DynCorp

                           Cross Reference Sheet

  Pursuant to Rule 404(a) of Regulation C and Item 501(b) of Regulation S-K

Form S-1
Item Number and Caption                 Caption or Location

1. Forepart of Registration Statement   Facing Page of Registration Statement;
   and Outside Front Cover Page of      Outside Front Cover Page of Prospectus
   Prospectus

2. Inside Front and Outside Back Cover  Inside Front and Outside Back Cover
   Pages of Prospectus                  Pages of Prospectus

3. Summary Information, Risk Factors    The Company; Risk Factors; Securities
   and Ratio of Earnings to Fixed       Offered by this Prospectus
   Charges

4. Use of Proceeds                      Use of Proceeds

5. Determination of Offering Price      Outside Front Cover Page of Prospectus;
                                        Market Price

6. Dilution                             Dilution

7. Selling Security Holders             Securities Offered by this Prospectus

8. Plan of Distribution                 Outside Front Cover Page of
                                        Prospectus; Employee Benefit Plans;
                                        Market Information

9. Description of the Securities        Securities Offered by this Prospectus;
   to be Registered                     Description of Capital Stock

10.Interests of Named Experts           Validity of Common Stock; Experts
   and Counsel

11.Information with Respect             The Company; Risk Factors; Use of
   to the Registrant                    Proceeds; Dividend Policy; Selected
                                        Financial Data; Business; Management's
                                        Discussion and Analysis of Financial
                                        Condition and Results of Operations;
                                        Employee Benefit Plans; Management;
                                        Security Ownership of Certain
                                        Beneficial Owners and Management;
                                        Certain Relationships and Related
                                        Transactions; Description of Capital
                                        Stock; Financial Statements

12.Disclosure of Commission            Commission Position on Indemnification
   Position on Indemnification
   for Securities Act Liabilities



PROSPECTUS
                                  DynCorp

                  11,969,313 Shares of DynCorp Common Stock
                        (Par Value $0.10 per Share)

     Of the 11,969,313 shares of common stock, par value $0.10 per share, of the Company (the "Common Stock") being offered hereby (the "Offering"), 4,632,163 shares may be offered and sold by the Company, 5,426,100 shares may be offered and sold by certain officers, directors, and affiliates of the Company, and 1,911,050 shares may be offered and sold by other employees and other stockholders. See "Securities Offered by this Prospectus." The Company will not receive any portion of the net proceeds from the sale of shares by officers, directors, affiliates or other individual stockholders.

     The 4,632,163 shares of Common Stock offered by the Company are expected to be offered as follows: (i) 850,000 shares may be issued and delivered by the Company to a trustee for the benefit of employees under the DynCorp Savings and Retirement Plan; (ii) 100,000 shares may be issued and delivered by the Company to employees under the DynCorp Employee Stock Purchase Plan; (iii) 1,200,000 shares may be issued upon the exercise of options granted and available to be granted to employees under the DynCorp 1995 Non-Qualified Stock Option Plan; (iv) 300,000 shares may be issued and delivered to employees under the DynCorp Executive Incentive Plan; and (v) 2,182,163 shares may be offered and sold by the Company (including shares sold by stockholders through the internal market (the "Internal Market") maintained by Buck Investment Services, Inc. ("Buck"), the sale of which may be attributed to the Company) to present and future employees and directors. See "Dilution." The foregoing allocation of the total shares offered by the Company represents the Company's current anticipated use of such shares and is provided for illustrative purposes only. The actual number of shares offered and sold by the Company under each category may exceed or be less than the indicated number. All of the shares of Common Stock offered hereby will be subject to certain restrictions (including restrictions on their transferability) set forth in the Company's By-Laws (the "By-Laws") and may be subject to other contingencies. See "Securities Offered by this Prospectus," "Employee Benefit Plans" and "Description of Capital Stock -- Restrictions on Common Stock." All other stockholders (other than the Company and its retirement plans) will pay a commission to Buck equal to 2% of the proceeds from the sale of any shares of Common Stock sold by them in the Internal Market. Buck is a registered broker-dealer which has agreed to effect purchases and sales of shares of the Common Stock in the Internal Market. See "Market Information -- The Internal Market."

     There is no public market for the Common Stock and it is not currently anticipated that such a market will develop. See
"Market Information -- The Internal Market."

     For information concerning certain factors that should be considered by prospective investors, see "Risk Factors."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION; NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The purchase price of the shares of Common Stock offered hereby, other than those shares issuable upon exercise of options or awarded under the DynCorp Executive Incentive Plan, will be their fair market value determined pursuant to the formula and valuation process described below (the "Formula Price"). See "Market Information -- Determination of Offering Price." The Formula Price is reviewed four times each year, generally in conjunction with Board of Directors' meetings, which are currently scheduled for February, May, August and November.

     On May 10, 1995, the Formula Price as determined by the
Company's Board of Directors was $14.90 per share.

        The date of this prospectus is May 12, 1995.


                         THE COMPANY

     DynCorp (the "Company") provides diversified management, technical, and professional services to government and commercial customers throughout the United States and internationally. The Company provides primarily information technology, operations and maintenance, and research and development support services under contracts with U.S. Government agencies, foreign government agencies and commercial customers including domestic and international airlines. The Company's U.S. Government customers include the Department of Defense, the National Aeronautics and Space Administration, the Department of State, the Department of Energy, the Environmental Protection Agency, the Centers for Disease Control, the National Institutes of Health, the U.S. Postal Service, and other U.S. Government agencies. The Company is also one of the largest independent providers of commercial aviation support services in the United States.

     The Company's principal executive offices are located at 2000 Edmund Halley Drive, Reston, Virginia 22091-3436. The Company's telephone number is (703) 264-0330. As used in this Prospectus, all references to the Company include, unless the context indicates otherwise, DynCorp and its predecessor and subsidiary corporations.


                         RISK FACTORS

     Prior to purchasing the Common Stock offered hereby, purchasers should carefully consider all of the information contained in this Prospectus and in particular should carefully consider the following factors:

Net Operating Losses

     The Company reported net losses for the years ended December 31, 1994 and 1993 of $12.8 million and $13.4 million, respectively, and for the years ended December 31, 1992, 1991 and 1990 losses of $24.3 million, $17.6 million, and $18.8 million, respectively. There can be no guarantee that profitable operations will be achieved, or, if achieved, sustained. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Leveraged Financial Position

     As of December 31, 1994, the Company had total long-term indebtedness of $230.6 million, stockholders' equity of $7.25 million, and a long-term debt-to-total capitalization ratio of
38.1 : 1. $100 million of such indebtedness is collateralized by a substantial portion of the Company's accounts receivable. The Company's earnings were insufficient to cover fixed charges by $18.6 million in 1994, $12.6 million in 1993, $20.6 million in 1992, $18.6 million in 1991, and $18.9 million in 1990. The
Company had negative operating cashflow of $4.7 million in 1992; however, it had positive operating cash flow of $3.0 million and $10.6 million in 1994 and 1993, respectively. The Company's continuing debt service payments may have materially adverse effects on its cashflow. In addition, the Company's debt levels may limit its future ability to borrow funds, including borrowing for growth opportunities or to respond to competitive conditions, or if additional borrowings can be made, they may not be on terms favorable to the Company. If the Company is unable to repay its debt as it becomes due, the purchasers of Common Stock could lose some or all of their investment. The Company continues to be highly leveraged, and its ability to meet its future debt service and working capital requirements is dependent upon increased future earnings and cash flow from operations, the expansion of an accounts receivable facility financing, continuation of ESOP stock purchases in lieu of cash retirement contributions and the reduction of its debt expense. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Concentration of Revenue/Dependence on Government Contracts

     The Company derived 71% of its revenues in 1994 from contracts with the U.S. Government ("Government Contracts"); contracts with the Department of Defense ("DoD") represented 54% of the Company's 1994 revenues. Typically, a Government Contract has an initial term of one year combined with two, three, or four one-year renewal periods, exercisable at the discretion of the Government. The Government is not obligated to exercise its option to renew a Government Contract. At the time of completion of a Government Contract, the contract in its entirety is "recompeted" against all interested third-party providers. Federal law permits the Government to terminate a contract at any time if such termination is deemed to be in the Government's best interest. The Government's failure to renew or termination of any significant portion of the Company's Government Contracts could adversely affect the Company's business and prospects. Although the Company has made some progress to diversify into non-DoD business, it is still heavily dependent upon contracts with DoD.

     Continuation and renewal of the Company's existing Government Contracts and the acquisition by the Company of additional Government Contracts is contingent upon, among other things, the availability of adequate funding for various U.S. Government agencies. The current world political situation and pressure to reduce the federal budget deficit have reduced, and may continue to reduce, military and other spending by the U.S. Government. The precise effect of these political developments on the Company's business and prospects cannot be predicted.
Such budget reductions and/or changes in governmental policies might increase somewhat the nature and amount of work contracted out by Government agencies to businesses such as the Company, but they might also limit future revenue opportunities for the Company with respect to U.S. Government Contracts. See "Business
- -- Government Contracting."

Termination of Contracts

     Upon termination of any of the Company's contracts, including Government Contracts, the Company would no longer accrue a stream of accounts receivable thereunder for sale to its wholly owned financing subsidiary, Dyn Funding Corporation, which may result in demands on the Company's available cash as the Company endeavors to replace the terminated contracts underlying the Contract Receivable Collateralized Notes. The ability of the Company to maintain certain ratios in connection with the Contract Receivable Collateralized Notes depends in part on its ability to keep in force existing contracts and/or acquire new contracts such that sufficient eligible receivables are available for sale by the Company to Dyn Funding Corporation. See "Business -- Factoring of Receivables."

Contract Profit Exposure

     The Company's Government Contract services are provided through three types of contracts -- fixed-price, time-and-materials, and cost-reimbursement contracts. Approximately 12% of the Company's total Government Contracts revenue in 1994 was attributable to fixed-price contracts which require the Company to perform services under a contract at a stipulated price. The Company derived approximately 16% of its total Government Contracts revenue during 1994 from time-and-material contracts, under which the Company is paid for labor hours at negotiated, fixed hourly rates and reimbursed for other allowable direct costs plus allocable indirect costs (including a profit margin). The balance of the Company's Government Contracts revenue in 1994 (approximately 72%) was derived from cost-reimbursement contracts under which the Company is reimbursed for all actual costs incurred in performing the contract, to the extent that such costs are within the contract ceiling and allowable under the terms of the contract and applicable regulations, plus a fixed fee or incentive fee. The Company assumes greater financial risk on fixed-price contracts and time-and-material contracts, because the Company assumes the risk of performing those contracts at the stipulated prices or negotiated hourly rates. The failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in losses. See "Business -- Government Contracting."

Audits by U.S. Government Agencies

     Government Contract payments received by the Company in excess of allowable direct and indirect costs are subject to adjustment and repayment after audit by Government auditors. Audits have been completed on the Company's incurred contract costs through 1986 and are continuing for subsequent periods.
The Company has included an allowance in its financial statements for excess billings and contract losses which it believes is adequate based on its interpretation of contracting regulations and past experience. There can be no assurance, however, that this allowance will be adequate. See "Business -- Government Contracting."

Suspension and Debarment

     As a U.S. Government contractor, the Company is subject to federal regulations under which its right to receive future awards of new Government Contracts, or extensions of existing Government Contracts, may be unilaterally suspended or barred for periods of up to three years, should the Company be convicted of a crime or be indicted based on allegations of a violation of certain specific federal statutes or other activities. Suspensions, even if temporary, can result in the loss of valuable contract awards for which the Company would otherwise be eligible. While suspension proceedings may be initiated by the Government without a hearing, debarment for up to three years cannot be imposed without a due process hearing. Suspension and debarment actions are usually limited to that division or subsidiary of a company which is involved in the alleged improper activity which gives rise to the suspension or debarment actions; however, Government agencies have authority to impose debarment and suspension on affiliated entities which in no way were involved in the alleged improper activity. The initiation of suspension or debarment hearings upon the Company or any of its affiliated entities could have a material adverse impact upon the Company's business and prospects. See "Business -- Government Contracting."

Environmental Matters

     The Company's business activities occasionally result in the generation of non-nuclear hazardous wastes, the hauling and disposal of which are governed by federal, state, and local environmental compliance statutes and regulations. In addition, certain of the Company's businesses operate petroleum storage and other facilities that are subject to similar regulations. Violations of these laws can result in significant fines and penalties for which insurance is not reasonably available. Although the Company has installed and currently maintains a comprehensive, company-wide environmental compliance program, many of its operations involve the management of storage and other facilities owned by others, including governmental entities. Consequently, the Company is not always in a position to control the compliance of the facilities it operates with environmental and other laws. See "Business -- Environmental Matters."

International Operations

     The Company currently conducts some operations outside of the United States. Such international operations entail additional business risks and complexities such as foreign currency exchange fluctuations, different taxation methods, restrictions on financial and business practices and political instability. There can be no assurance that the Company can achieve or maintain success in these markets. None of these international operations are material to the Company's financial position or results of operations. See "Business -- International Operations."

Competition

     The markets which the Company services are highly competitive. Some of the Company's competitors are large, diversified firms with substantially greater financial resources and larger technical staffs than the Company has available to it. Government agencies' internal resources are also competitors and potential competitors of the Company because they can perform certain types of services that might otherwise be performed by the Company. See "Business -- Competition."

Employee Stock Ownership Plan

     In September 1988, the Company established its Employee Stock Ownership Plan (the "ESOP") as a principal retirement vehicle for the Company's employees. The Company borrowed $100 million and loaned the proceeds, on the same terms as the Company's borrowings, to the ESOP to purchase 4,123,711 shares of Common Stock (the "ESOP Loan"). The ESOP used an $8.2 million cash contribution and an $8.9 million loan by the Company to purchase an additional 1,312,459 shares of Common Stock during 1994, and the ESOP used a $4.25 million cash contribution and a $13.75 million loan by the Company to purchase an additional 1,208,059 shares of Common Stock during 1995. Consequently, as of the date of this Prospectus, the ESOP owns approximately 72% of the outstanding Common Stock, and approximately 46% of the Common Stock on a fully diluted basis assuming conversion of all Class C Preferred and exercise of all outstanding warrants. As a substantial shareholder, the ESOP has the potential to influence Company policy. See "Employee Benefit Plans -- Employee Stock Ownership Plan"

Absence of a Public Market

     There is no public market for the Common Stock. While the Company is initiating the Internal Market in an effort to provide liquidity to stockholders, there can be no assurance that there will be sufficient liquidity to permit stockholders to resell their shares in the Internal Market, or that a regular trading market will develop or be sustained in the future. The Internal Market will be dependent on the presence of sufficient buyers to support sell orders that will be placed through the Internal Market. Depending on the Company's performance, potential buyers (which would include employees and trustees under the Company's benefit plans) may elect not to buy in the Internal Market. Moreover, although the Company may enter the Internal Market as a buyer of Common Stock under certain circumstances, including an excess of sell orders over buy orders, the Company has no obligation to engage in Internal Market transactions. Consequently, there is a risk that sell orders could be prorated as a result of insufficient buyer demand, or that the Internal Market may not be permitted to open because of the lack of buyers. To the extent that the Internal Market does not provide sufficient liquidity for a shareholder, and the shareholder is unable to locate a buyer for his or her shares, the shareholder could effectively be subject to a total loss of investment. Accordingly, the purchase of Common Stock is suitable only for persons who have no need for liquidity in this investment. In addition, all shares offered hereby will be subject to certain restrictions, including the Company's right of first refusal to purchase such shares before they may be offered to third parties. See "Market Information -- The Internal Market" and "Description of Capital Stock -- Restrictions on Common Stock."

Offering Price

     The offering price is, and subsequent prices will be, determined by means of a formula as described below. In addition, the formula for determining the Formula Price is subject to adjustment by the Company. See "Market Information --
Determination of Offering Price."

Trading Rules for Internal Market

     To encourage the orderly establishment of the Internal Market, the Company has adopted certain interim rules that will apply to trading in the Internal Market. These rules will have the effect of giving priority rights to sell shares of Common Stock in the Internal Market to certain shareholders and not to other shareholders. These rules are subject to change by the Company in its discretion. See "Market Information -- The Internal Market."

Class C Preferred Stock Rights and Preferences

     The Company has outstanding 123,711 shares of Class C Preferred Stock, par value $0.10 per share (the "Class C Preferred"), all of which is owned by Capricorn Investors, LP ("Capricorn"), a limited partnership in which a company controlled by H. S. Winokur, Jr., the Company's Chairman, serves as general partner. The Class C Preferred shares are convertible into a like number of shares of Common Stock and warrants to purchase 825,981 shares of Common Stock. In addition, the Class C Preferred shares bear an annual dividend of $4.365 per share, and unpaid dividends compound quarterly at the rate of 18% per year; dividends are only payable in the event of a liquidation of the Company or upon declaration of a dividend on the Company's Common Stock. The holders of Class C Preferred shares have the right to vote as a separate class on certain major corporate actions, such as corporate borrowings, issuance of stock, payment of dividends and the repurchase of more than $250,000 per annum fair market value of Management Investor shares, Restricted Stock shares or other securities. These voting rights give Capricorn the ability to effectively control the Company with respect to certain major corporate decisions. Consequently, actions that might otherwise be approved by a majority of the holders of Common Stock could be vetoed by Capricorn. See "Description of Capital Stock -- Class C Preferred Stock."

Stockholders Agreement

     Certain of the management group of the Company and other outside investors who hold shares of Common Stock are parties to a Stockholders Agreement originally dated March 11, 1988 and restated March 11, 1994 (the "Stockholders Agreement"). Under the terms of the Stockholders Agreement, stockholders who own approximately 54% of the fully diluted outstanding shares of Common Stock have agreed, among other things, to vote for the election of a Board of Directors consisting of four management group nominees, four Capricorn nominees and a joint nominee who would be elected if needed to break a tie vote. Since the management group stockholders, directly and through ESOP shareholdings, and Capricorn represent a majority of the shares of Common Stock necessary to elect the Company's Board of Directors on a fully diluted basis, it is unlikely that other stockholders acting in concert or otherwise will be able to change the composition of the Board of Directors before March 10, 1999, the expiration date of the Stockholders Agreement. See "Description of Capital Stock -- Stockholders Agreement."

Dependence Upon Key Management and Personnel

     The Company's success depends to a certain extent on certain key management personnel, and the loss of their services could adversely affect the Company's business and prospects. If any of these individuals were to leave the Company, no assurance can be given that the Company would be able to find suitable replacements. See "Management -- Directors and Executive Officers."

Obligations to Repurchase Shares

     The Company is obligated to repurchase shares of Common Stock distributed to participants in the ESOP, until such time as the Common Stock is Readily Tradable Stock, as defined in the ESOP plan documents, and, through 1996, to pay at least $27.00 per share for such shares. The Company estimates that amounts paid to such participants will be $4.7 million in 1995, $3.4 million in 1996, and $3.0 million in 1997. No assurances can be given that the Company would, in view of such payment obligations, have sufficient cash to participate as a buyer in the Internal Market. See "Employee Benefit Plans -- Employee Stock Ownership Plan."

Anti-Takeover Effects

     The combined effects of management's and Capricorn's collective ownership of a majority of the outstanding shares of Common Stock, the voting rights of the Class C Preferred, the voting provisions of the Stockholders Agreement, and the Company's right of first refusal may discourage, delay, or prevent attempts to acquire control of the Company that are not negotiated with the Company's Board of Directors. These may, individually or collectively, have the effect of discouraging takeover attempts that some stockholders might deem to be in their best interests, including tender offers in which stockholders might receive a premium for their shares over the Formula Price available in the Internal Market, as well as making it more difficult for individual stockholders or a group of stockholders to elect directors. However, the Board of Directors believes that these facts are in the best interests of the Company, because such matters may encourage potential acquirors to negotiate directly with the Board of Directors, which is in the best position to act on behalf of all stockholders. See "Description of Capital Stock."


               SECURITIES OFFERED BY THIS PROSPECTUS

Common Stock Offered by the Company

     The shares of Common Stock offered by the Company may be offered through the Internal Market and directly or contingently to present and future employees and directors of the Company and to trustees or agents for the benefit of employees under the Company's employee benefit plans described below.

Direct and Contingent Sales to Employees and Directors

     The Company believes that its success is principally dependent upon the abilities of its key employees and directors. Therefore, since 1988, the Company has pursued a policy of offering such persons an opportunity to make an equity investment in the Company as an inducement to such persons to become or remain employed by or affiliated with the Company. At the discretion of the Board of Directors or the Compensation Committee of the Board of Directors (the "Compensation Committee"), employees and directors may be offered an opportunity to purchase a specified number of shares of Common Stock offered hereby. All such direct and contingent sales to employees and directors will be effected through the Internal Market or the 1995 Option Plan, described below, and may be attributable to the Company. Pursuant to the By-Laws, all shares of Common Stock offered by the Company in the future, directly or contingently, to its employees or directors are subject to a right of first refusal. See "Description of Capital Stock -- Restrictions on Common Stock."

Equity Target Ownership Policy

     The Company has adopted an Equity Target Ownership Policy (the "ETOP") under which certain highly paid employees of the Company are expected over a period of seven years to invest up to specified multiples of their salaries in shares of the Common Stock. Under the ETOP, corporate officers, presidents and vice presidents of strategic business units, and other participants in the Executive Incentive Plan with salaries greater than $99,999 but less than $200,000 are expected to invest at least 1.5 times their salary in shares of Common Stock; those with salaries greater than $199,999 but less than $300,000 are expected to invest at least two times their salary in shares of Common Stock; and those with salaries greater than $299,999 are expected to invest at least three times their salary in shares of Common Stock. Investments under any of the employee benefit plans described below, as well as any other holdings, including securities held prior to adoption of the ETOP, will qualify for compliance with the ETOP.

Savings and Retirement Plan

     The Company maintains a Savings and Retirement Plan (the "SARP"), which is intended to be qualified under Sections 401(a) and (k) of the Internal Revenue Code of 1986, as amended (the "Code"). Generally, all employees are eligible to participate, except for employees of divisions or other units designated as ineligible. The SARP permits a participant to elect to defer, for federal income tax purposes, a portion of his or her annual compensation and to have such amount contributed directly by the Company to the deferred fund of the SARP for his or her benefit. The Company may, but is not obligated to, make a matching contribution to the SARP's deferred fund for the benefit of those participants who have elected to defer a portion of their compensation for investment in shares of Common Stock. The amount of the matching contribution will be determined periodically by the Company's Board of Directors based on the aggregate amounts deferred by participants. The SARP provides for a Company matching contribution, in cash or Common Stock, of 100% of the first one percent of compensation invested in a Company Common Stock fund by a participant and 25% of the next four percent of compensation so invested. The Company currently intends to make such matching contributions in the form of shares of Common Stock. The Company may also make additional contributions to the SARP deferred fund in order to comply with
Section 401(k) of the Code. Each participant will be vested at all times in 100% of his or her contributions to the deferred fund accounts. Company contributions will vest 50% after two years of service and 100% after three years of service. Benefits are payable to a participant within certain specified time periods following such participant's retirement, permanent disability, death or other termination of employment. Shares of Common Stock distributed to a participant will be subject to the Company's right of first refusal. See "Employee Benefit Plans -- Savings and Retirement Plan" and "Description of Capital Stock -- Restrictions on Common Stock."

Employee Stock Purchase Plan

     The Company has, subject to stockholder approval, established the Employee Stock Purchase Plan (the "ESPP") for the benefit of substantially all its employees. The ESPP provides for the purchase of Common Stock through payroll deductions by participating employees. The ESPP is intended to qualify under
Section 423(b) of the Code. Participants contribute 95% of the purchase price of the Common Stock, and the Company contributes the balance in the form of cash or shares of Common Stock. Such purchases will be made through the Internal Market. All shares purchased pursuant to the ESPP will be credited to the participant's account promptly following the Internal Market trade day on which they were purchased and, pursuant to the By-Laws, will be subject to the Company's right of first refusal. See "Employee Benefit Plans -- Employee Stock Purchase Plan" and "Description of Capital Stock -- Restrictions on Common Stock."

1995 Stock Option Plan

     Pursuant to the Company's 1995 Non-Qualified Stock Option Plan ("1995 Option Plan"), the Company may grant stock options to certain of its employees and directors. Stock options under the 1995 Option Plan may be granted contingent upon an employee obtaining a certain level of contract awards for the Company within a specified period or upon other performance criteria and, in many cases, a requirement that such individual also purchase a specified number of shares of Common Stock in the Internal Market at the Formula Price. Pursuant to the By-Laws, all shares of Common Stock issued upon the exercise of such stock options will be subject to the Company's right of first refusal. See "Employee Benefit Plans -- 1995 Stock Option Plan" and "Description of Capital Stock -- Restrictions on Common Stock."

Executive Incentive Plan

     The Company maintains an Executive Incentive Plan (the "EIP"), which provides for the payment of annual bonuses to certain officers and management/executive employees. The Company intends to amend the Incentive Plan, effective January 1, 1996, to provide for payment of up to 20% of the bonuses in the form of shares of Common Stock, valued at the Formula Price. Awards of shares of Common Stock will be distributed during each fiscal year. Pursuant to the By-Laws, all shares of Common Stock awarded pursuant to the Incentive Plan will be subject to the Company's right of first refusal. See "Employee Benefit Plans -- Executive Incentive Plan" and "Description of Capital Stock -- Restrictions on Common Stock."

Employee Stock Ownership Plan

     The Company maintains an ESOP, which is a stock bonus plan intended to be qualified under Section 401(a) of the Code. Generally, all employees are eligible to participate, except employees of groups or units designated as ineligible. Interests of participants in the ESOP vest in accordance with the vesting schedule and other vesting rules set forth in the ESOP plan document. Benefits are allocated to a participant in shares of Common Stock and are distributable within certain specified time periods following such participant's retirement, permanent disability, death or other termination of employment. Upon distribution, the participant is entitled to a statutory "put" right, whereby the Company is obligated to purchase the shares at fair market value as determined by the ESOP's financial advisor. In the event the participant declines to exercise the put right, such shares of Common Stock may be sold in the Internal Market. The amount of the Company's annual contribution to the ESOP is determined by, and within the discretion of, the Board of Directors and may be in the form of cash, Common Stock or other qualifying securities. Pursuant to the ESOP and the By-Laws, any shares of Common Stock distributed out of the ESOP will be subject to a right of first refusal on behalf of the Company.
See "Employee Benefit Plans -- Employee Stock Ownership Plan" and "Description of Capital Stock -- Restrictions on Common Stock."

Common Stock Offered by Officers, Directors, and Affiliates

     Certain officers, directors, and affiliates of the Company may, from time to time, sell up to an aggregate of 5,426,100 shares of the Common Stock being offered hereby in the Internal Market or otherwise. The Company does not know whether some, none, or all of such shares will be so offered or sold. However, the Company believes that the ETOP and the initial priority of access to the Internal Market will act as a disincentive to the officers, in the case of the ETOP, and to the officers, directors, and affiliates, in the case of market access, to sell their Common Stock during 1995 and maybe into later years. The officers, directors, and affiliates will not be treated more favorably than other stockholders participating in the Internal Market and, like all other stockholders selling shares in the Internal Market (other than the Company and its retirement plans), will pay Buck, the Company's designated broker-dealer, a commission equal to two percent of the proceeds from their sales. See "Market Information -- The Internal Market."

     The following table sets forth information as of April 19, 1995, with respect to the number of shares of Common Stock owned directly or indirectly by each of the officers, directors, and affiliates (including shares issuable upon the exercise of outstanding Warrants, shares issuable upon conversion of outstanding Class C Preferred and exercise of related Warrants, shares issuable as a result of vesting and expiration of deferrals under the former Restricted Stock Plan, and shares allocated to such person's accounts under the Company's employee benefit plans), and their respective percentages of ownership of fully diluted equity. The table does not give effect to the sale of any shares of Common Stock being offered by the Company. Each of the persons (other than Capricorn Investors LP, which is an affiliate by reason of its ownership of more than 10% of the Company's equity) is now and has, during some portion of the past three years, been a director and/or officer of the Company. Except as indicated below, all the shares are owned of record or beneficially. The table also reflects the relative ownership of such persons in the event of their individual sales of all the shares owned by them.


                                                    Percent of
                                        Number of  Ownership of                Percent
                                         Shares    Fully Diluted Number of    Ownership
Name and Title of Beneficial Owner     Benefically Equity Before  Shares    After Sale of
                                          Owned      Offering *   Offered    All Shares
D. R. Bannister, President & Director      361,547     2.66%     361,547          *
T. E. Blanchard, Senior Vice President
  & Director                               207,778     1.53%     207,778          *
R. E. Dougherty, Director                    1,870         *       1,870          *
J. H. Duggan, Executive Vice President
  & Director                               192,053     1.42%     192,053          *
P. V. Lombardi, Executive Vice President
  & Director                                18,106         *      18,106          *
M. T. Masin, Director                        2,000         *       2,000          *
D. C. Mecum II, Director                     1,870         *       1,870          *
D. L. Reichardt,Senior Vice President
  & Director                                92,781         *      92,781          *
Capricorn Investors LP/H.S. Winokur,Jr.,
Chairman of the Board and Director       4,117,127    30.34%   4,117,127          *
P. G. Deasy, Vice President                 84,237         *      84,237          *
G. A. Dunn, Vice President & Controller     95,886         *      95,886          *
M. C. Filteau, Vice President                8,000         *       8,000          *
H. M. Hougen, Vice President & Secretary    26,157         *      26,157          *
R. A. Hutchinson, Treasurer                 22,454         *      22,454          *
M. J. Hyman, Vice President                 25,156         *      25,156          *
M. J. Mandell, Vice President                3,916         *       3,916          *
C. H. McNair, Jr., Vice President           14,971         *      14,971          *
R. Morrel, Vice President                   18,402         *      18,402          *
J. H. Saunders, Vice President              16,024         *      16,024          *
H. B. Shipman, Vice President                  815         *         815          *
R. J. Stephenson, Vice President             5,911         *       5,911          *
J. L. Sullivan, Vice President               2,000         *       2,000          *
R. L. Webb, Vice President                  72,865         *      72,865          *
H. J. M. Williams, Vice President            5,072         *       5,072          *
R. G. Wilson, Vice President
  & General Auditor                         29,102         *      29,102          *

Total                                    5,426,100    40.00%   5,426,100          *


     *    indicates less than one percent
    (1) Fully diluted shares include shares issuable upon the exercise of outstanding Warrants, shares issuable upon conversion of outstanding Class C Preferred and exercise of related Warrants, shares issuable as a result of vesting and expiration of deferrals under the former Restricted Stock Plan, and shares allocated to such person's accounts under the Company's employee benefit plans


                           MARKET INFORMATION

The Internal Market

     In 1988, following a decision by the Company's Board of Directors to consider offers for the purchase of the Company, the Company became privately owned through a leveraged buy-out (the "LBO") involving its management group. Public trading of the Common Stock ceased, and the new management installed the ESOP as the Company's principal retirement benefit. Approximately 33,000 former and present employees are now beneficial owners of the Company through the ESOP, representing approximately 72% of the shares of Common Stock outstanding on the date of this Prospectus and approximately 46% of the Company's Common Stock on a fully diluted basis.

     Approximately 280 managers and other employees have also made investments in the Company since the LBO. As a consequence of these investments and the subsequent issuance of shares pursuant to the Company's former Restricted Stock Plan, 1,996,521 shares of Common Stock, and 195,370 warrants ("Warrants") to purchase Common Stock, at an exercise price of $0.25 per share, are held by members of management. In addition, the Company accepted a subscription for 350,313 shares of Common Stock and 2,338,934 Warrants from certain other private and institutional investors and Capricorn, a limited partnership which is controlled by the Company's Chairman, Herbert S. Winokur, Jr. Capricorn also purchased 123,711 Class C Preferred shares, which are convertible share for share into Common Stock and into 825,981 Warrants, and purchased 82,475 shares of Class B Preferred Stock, which the Company retired through redemption in 1990. See "Description of Capital Stock -- Class C Preferred Stock."

     Since the LBO, the management stockholders, Capricorn and certain other investors have relied on the Stockholders Agreement as a means of restricting the distribution of the Company's shares of capital stock. The Stockholders Agreement contains various provisions for the annual offering of shares of Common
Stock owned by retiring and terminated management stockholders, first to other management stockholders, Capricorn, and certain other investors and then to the Company as purchaser of last resort. However, under the rights and preferences of the Class C
Preferred, the Company is currently limited to repurchasing no more than $250,000 of Management Investor shares, Restricted Stock shares or other securities each calendar year.

     On May 10, 1995, the Board of Directors, with the consent of the Class C Preferred holder, approved the establishment of the Internal Market as a replacement for the resale procedures set forth in the Stockholders Agreement.

     The Internal Market generally permits eligible stockholders to sell shares of Common Stock on four predetermined days each year (each a "Trade Date"). All Warrants to be sold must first be converted into shares of Common Stock which can then be sold in the Internal Market. All sales of Common Stock in the Internal Market are made at the prevailing Formula Price to employees and directors of the Company who have been approved by the Compensation Committee as being entitled to purchase up to a specified number of shares of Common Stock. In addition, the trustee of the SARP and the administrator of the ESPP may also purchase shares of Common Stock for their respective trust and plan in the Internal Market at the prevailing Formula Price.

     The Internal Market will be managed by the Company's wholly owned subsidiary, DynEx, Inc. Trades will be managed by the Company's broker-dealer, Buck Investment Services, Inc. ("Buck"), and shares will be appropriately credited following a Trade Date to the accounts of participants by Buck's affiliate, Buck Consultants, Inc.

     The Company may, but is not obligated to, purchase shares of Common Stock in the Internal Market on any Trade Date, but only if and to the extent that the number of shares offered for sale by stockholders exceeds the number of shares sought to be purchased by authorized buyers, and the Company, in its discretion, determines to make such purchases. Such purchases are also controlled by the holder of the Class C Preferred Stock as noted above. See "Risk Factors -- Class C Preferred Stock Rights and Preferences."

     Except as provided below, in the event that the aggregate number of shares offered for sale in the Internal Market is greater than the aggregate number of shares sought to be purchased by authorized buyers and the Company, offers to sell 500 shares or less of Common Stock or up to the first 500 shares if more than 500 shares of Common Stock are offered by any seller will be accepted first and offers to sell shares in excess of 500 shares of Common Stock will then be accepted on a pro-rata basis determined by dividing the total number of shares remaining under purchase orders by the total number of shares remaining under sell orders. If, however, there are insufficient purchase orders to support the primary allocation of 500 shares of Common Stock, then the purchase orders will be allocated equally among all of the proposed sellers up to the first 500 shares offered for sale by each seller. To the extent that the aggregate number of shares sought to be purchased exceeds the aggregate number of shares offered for sale, the Company may, but is not obligated to, sell authorized but unissued shares of Common Stock in the Internal Market. All sellers in the Internal Market (other than the Company and its retirement plans) will pay Buck a commission equal to two percent of the proceeds from such sales. No commission is paid by purchasers in the Internal Market.

     To encourage the orderly establishment of the Internal Market, the Company has adopted certain interim rules that will apply to trading on the Internal Market during 1995, or until such time as an orderly market has developed. The goal of these rules is to avoid the placement of a disproportionate number of sell orders pending establishment of an adequate market float. During 1995, priority for the right to sell into the Internal Market will be given first to those former employees who have retired from the Company, or terminated due to death or disability, or their personal representatives, notwithstanding the 500-share pro-ration as described above. The Company's Board of Directors will evaluate the performance of the Internal Market from time to time to determine whether these interim rules should be suspended or modified based on market performance. These rules are subject to change by the Company in its discretion.
See "Risk Factors --Trading Rules for Internal Market."

     There is no public market for the Common Stock. While the Company is initiating the Internal Market in an effort to provide liquidity to stockholders, there can be no assurance that there will be sufficient liquidity to permit stockholders to resell their shares in the Internal Market, or that a regular trading market will develop or be sustained in the future. The Internal Market will be dependent on the presence of sufficient buyers to support sell orders that will be placed through the Internal Market. Depending on the Company's performance, potential buyers (which would include employees and trustees under the Company's benefit plans) may elect not to buy in the Internal Market. Moreover, although the Company may enter the Internal Market as a buyer of Common Stock under certain circumstances, including an excess of sell orders over buy orders, the Company has no obligation to engage in Internal Market transactions. Consequently, there is a risk that sell orders could be prorated as a result of insufficient buyer demand, or that the Internal Market may not be permitted to open because of the lack of buyers. To the extent that the Internal Market does not provide sufficient liquidity for a shareholder and the shareholder is unable to locate a buyer for his or her shares, the shareholder could effectively be subject to a total loss of investment. Accordingly, the purchase of Common Stock is suitable only for
persons who have no need for liquidity in this investment.   See
"Risk Factors -- Absence of a Public Market."

Determination of Offering Price

     The purchase price of the shares of Common Stock offered hereby, other than those shares issuable upon exercise of options or awarded under the EIP, will be their fair market value determined pursuant to the formula and valuation process described below (the "Formula Price"). The Formula Price is reviewed four times each year, generally in conjunction with Board of Directors' meetings, which are currently scheduled for February, May, August and November.

     The Formula Price is determined according to the following formula (the "Formula"): the price per share is equal to 5.00
(the "Multiplier") multiplied by the product of the market factor
("M" or the "Market Factor") the earnings of the Company ("P") before interest, taxes, depreciation, and amortization for the four fiscal quarters immediately preceding the price determination, the product of which is divided by the weighted average number of outstanding common shares and common share equivalents ("W") for such four fiscal quarters, as used by the Company in computing fully-diluted earnings per share. The Multiplier is a constant. The Market Factor is a numerical factor
(currently 1.01) which is intended to reflect existing securities market conditions relevant to the valuation of the Common Stock.
The Market Factor will be reviewed quarterly by the Board of Directors in conjunction with an appraisal which is prepared by the independent appraisal firm for the committee administering the Company's ESOP and which is relied upon by the ESOP. Subject to the limitation set forth above, the Formula Price of the Common Stock, expressed as an equation, is as follows:

             Formula Price  =    5 (M x P)/W

     The Formula was adopted in its present form by the Board of Directors on May 10, 1995, and will become effective with price determinations in the Internal Market. The Formula is subject to change by the Board of Directors.

     The most recent Formula Price determined by the Board of Directors is $14.90 per share, determined May 10, 1995. The first use of the Formula Price in the Internal Market will be in connection with determination of the Formula Price prior to the first Trade Date. Such determination, and all subsequent determinations of the Formula Price will be based on financial data reported for the year ending as of the last day of the financial quarter immediately preceding the Trade Date. Trade Dates are expected to occur on or about February 15, May 15, August 15, and November 15 of each year.

Price Range of Common Stock

     Because the Company's Common Stock has not been publicly traded since 1988, there has not been any historical market-determined price. However, the Board of Directors has periodically determined the fair market value of the stock for purposes of the Stockholders Agreement, and there have been private share transactions based upon such determination. Prior to September, 1988, the price was set by the terms of the LBO and was based on a "package" consisting of one share of Common Stock plus Warrants to purchase 6.6767 additional shares. The exercise price of the Warrants reduced from $5.00 per share to $0.25 per share during the period 1988 to 1993 as the initial ESOP loan was paid down.

     During the period September, 1988 through May, 1994, the price was established by the Board based on the fair market value of such a package. The Board's determination of the package price was based on the most recent valuation of the Common Stock by the ESOP's financial advisor adjusted for the lack of liquidity and absence of a control premium, and once set, typically provided for monthly revision of the price to reflect anticipated change in the value, pending subsequent reviews by the Board. Since January 1, 1994, when the exercise price for the Warrants was reduced to $0.25 per share, substantially all of the Management Stockholders have exercised their Warrants. Effective July 1, 1994, the Board discontinued the practice of using a package value, and adopted the practice of establishing the market value on the basis of the price of Common Stock sold by the Company to the ESOP, which is approved by the ESOP's Financial Advisor. Set forth below is a table showing the equivalent price of a share of Common Stock purchased by a Management Stockholder at the Board-determined price on the date indicated, and assuming that all the related Warrants in the "package" were exercised at the minimum exercise price of $0.25.


             Date             Average price per share
           July 1, 1988               $ 3.47
           July 1, 1989               $ 3.79
           July 1, 1990               $ 5.20
           July 1, 1991               $ 5.72
           July 1, 1992               $ 7.68
           July 1, 1993               $ 7.97
           July 1, 1994               $11.86
           February 10, 1995          $14.60
           May 10, 1995               $14.90


                             USE OF PROCEEDS

The shares of common Stock which may be offered by the Company are principally being offered to permit the acquisition of shares by the Company's employee benefit plans as described herein and to permit the Company to offer shares of Common Stock to present and future employees and directors. The Company does not intend or expect this Offering to raise significant capital. Any net proceeds received by the Company from the sale of the Common Stock offered (after giving effect to the payment of expenses of the offering) will be added to the general funds of the Company for working capital and general corporate purposes. Currently, the Company has no specific plans for the use of such proceeds.
However, it is anticipated that the greater portion of the proceeds will go to the individual employees, present and former, who will be selling into the Internal Market. The Company will not receive any portion of the net proceeds from the sale of such shares or from the sale of shares by officers, directors, affiliates, or other employees.


                         DIVIDEND POLICY

     The Company last paid a dividend in 1986, prior to the LBO. The Company has not, since that time, paid a dividend and does not have a policy for the payment of regular dividends. The payment of dividends in the future will be subject to the discretion of the Board of Directors of the Company and will depend on the Company's results of operations, financial position, and capital requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal and regulatory restrictions on the payment of dividends, and other factors the Board of Directors deems relevant. The holder of the Class C Preferred also has the right to approve or disapprove proposed dividend payments. See "Description of Capital Stock -- Class C Preferred Stock."


                           DILUTION

     The tangible book value of the Company on December 31, 1994 was a negative figure of $76,311,000, or ($9.22) per share. Tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. As the following table demonstrates, after giving effect to the sale of 2,282,163 shares of Common Stock by the Company in the Offering at an assumed Formula Price of $14.90 per share, and after deducting anticipated expenses, the pro forma book value of the Company on December 31, 1994, would have been ($42,381,000), or ($4.01) per share, representing an immediate $18.91 per share dilution to new investors purchasing shares of Common Stock at the assumed Formula Price.


  Assumed initial Formula Price per share                         $14.90
  Net tangible book value per share before the Offering           ($9.22)
  Increase per share attributable to new investors                 $5.21
  Pro forma net tangible book value per share after the Offering  ($4.01)
  Dilution per share to new investors                             $18.91


      Dilution is determined by subtracting pro forma book value per share after giving effect to the Offering from the initial public offering price paid by a new investor for a share of Common Stock. The foregoing calculation assumes no additional exercises of the outstanding warrants to purchase shares of Common Stock. As of December 31, 1994, there were outstanding warrants to purchase 4,246,529 million shares of Common Stock at a warrant exercise price of $0.25 per share. If all the warrants outstanding and warrants issuable upon conversion of the Class C Preferred as of December 31, 1994, were to be immediately converted to Common Stock, dilution per share to new investors would be $17.76 per share.


                   SELECTED FINANCIAL DATA

     The following table presents summary selected historical financial data derived from the Consolidated Financial Statements of the Company, which have been audited by Arthur Andersen LLP for each of the five years. During the periods presented, the Company paid no cash dividends on its Common Stock. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes thereto, included elsewhere in this Prospectus.


                                       For the Years Ended December 31,
                                 1990      1991      1992      1993       1994
                              (dollars in thousands, except per share amounts)
Statement of
Operations Data:
Revenues                     $717,391  $807,186  $911,422  $953,144 $1,022,072
Cost of services              703,242   783,300   883,276   913,587    978,204
Selling and corporate
  administrative               15,055    17,935    20,476    18,267     17,199
Interest expense               15,346    18,910    24,876    25,538     25,618
Loss from continuing
  operations and before
  extraordinary item          (14,417)  (12,595)  (20,816)  (13,414)   (12,831)
Net loss                      (13,691)  (12,403)  (23,342)  (13,414)   (12,831)
Net loss for common
  stockholders                (18,752)  (17,583)  (24,301)  (13,414)   (12,831)

Loss per share from continuing
  operations and before extraordinary
  item for common stockholders  (4.28)    (3.97)    (4.49)    (2.87)     (2.12)




                                                  As of December 31,
Balance Sheet Data:                    1990     1991     1992     1993     1994
Total assets                       $289,354 $316,361 $348,273 $382,456 $402,330
Long-term debt excluding current
  maturities                        103,584  121,251  199,762  216,425  230,608
Redeemable preferred stock           19,705   24,884        -        -        -
Redeemable common stock                   -        -        -    2,200    2,288
Stockholders' equity                 27,416   26,598    3,884    6,166    7,250



                                  BUSINESS


Overview

      The Company provides diversified
management, technical, and professional services to government and commercial customers throughout the United States and internationally. The Company provides primarily information technology, operations and maintenance, and research and development support services under contracts with U.S. Government agencies, foreign government agencies and commercial customers including domestic and international airlines. The Company's U.S. Government customers include the Department of Defense (the "DoD"), the National Aeronautics and Space Administration ("NASA"), the Department of State, the Department of Energy (the "DOE"), the Environmental Protection Agency (the "EPA"), the Centers for Disease Control, the U.S. Postal Service and other U.S. Government agencies. Sales generated from services provided to the DoD and the U.S. Government in the aggregate, represented 54% and 71% of total sales, respectively, in 1994. The Company is one of the largest independent providers of commercial aviation support services in the United States. The Company provides total ground support services including ramp service, line maintenance, cargo handling, aircraft fueling, and passenger check-in to domestic and international airline operators at approximately 80 airports nationwide. Total sales and earnings before interest, taxes, depreciation, and amortization for the Company in 1994 were $1.02 billion and $32.2 million, respectively.

      The Company's strategy has been to grow internally, increasing business through strong marketing and business development efforts, as well as through an aggressive strategic acquisition program. The Company provides services through six primary business areas. The composition and market niches, including the total contract price of some significant contracts, of the business areas are described below.


Aerospace Technology

     This organization consists of one of the Company's oldest businesses -- Aerospace Operations -- first started by the Company in 1951. It includes military aviation maintenance and aerospace engineering operations in Texas, various military bases and locations where Government aircraft are maintained, and certain locations overseas in support of NATO and the United Nations.


$508 million  Contract Field Teams - This is the Company's
              second oldest contract, first awarded by the U.S. Air Force in 1951. Under this contract, which has been retained by the Company through successive recompetitions (the last of which was in 1993 for a five-year renewal), the Company furnishes between 1,500 and 2,500 aviation technicians who are available on short notice to travel anywhere in the world to service and modify U.S. military aircraft.

$407 million  Fort Rucker Helicopter Support - First awarded to the Company in 1988, this contract involving 1,400 employees was renewed in 1993 for an additional five-year period. The Company maintains over 600 rotary-wing aircraft which are operated 24 hours a day to support Army and Air Force pilot training activities.

$105 million  Aerotherm - The Aerotherm subsidiary of Aerospace
              Technology is one of the leading test and evaluation contractors with expertise in space vehicle reentry technology. It also builds test vehicles for the U.S. Air Force Ballistic Missile Office and operates a state-of-the-art high energy laser testing facility for the Army. Aerotherm performs most of its work under five major long-term contracts and numerous subcontracts of various durations.

$98 million   International Narcotics Matters Support - Under
              this contract first awarded in 1991, the Company operates and supports a dedicated air wing of the Department of State's drug interdiction program in Central and South America. The program is based in Florida and employs over 120 pilots, engineers, and technical support and advisory personnel.

$97 million   Johnson Space Center Support - This NASA aircraft
              maintenance support contract was won by the Company in January of 1994. A total of 200 Company technicians and support personnel maintain NASA aircraft used in launch activities.

$76 million  Patuxent River R & D Center - This is a Navy
             contract first awarded to the Company in 1985 and rewon in 1991 for an additional five-year term. Approximately 225 employees provide test and systems operations support in connection with test launches.

$36 million  Mission Field Teams - Under two contracts with the
             Department of State and the United Nations, Aerospace Technology furnished logistical and other support services in connection with international peace keeping activities world-wide. Recent operations have been in Haiti and the former Yugoslavia.

Other Business   Aerospace Technologies has recently acquired
             exclusive application rights in North and South America to Australian-developed technology for the application of composite patches to aircraft surfaces and structural members. The utilization of this process where appropriate avoids the costly alternative of replacing and rebuilding metal surfaces and support members. Aerospace Technology recently completed repairs of C-141 aircraft for the U.S. Air Force using the composite repair technology. A prototype repair has also been made to a C5A Starlifter aircraft. The Company believes that there is a significant market for composite repair of military and commercial aircraft surfaces and supporting structures.


Enterprise Management

     This organization consists primarily of the former Support Services Division of the Company which was started in 1987 and the range operations and test evaluation activities and contracts of the former Test & Evaluation Division of the Company. Its basic markets include management of test ranges, military and other governmental facilities, management of commercial enterprises and facilities, and the operation and management of multi-location service contracts, such as the U.S. Department of Justice Asset Forfeiture Program involving over 300 offices throughout the United States.

     It includes the operation, maintenance, and management of major governmental and private enterprises and installations, ranging from the turn-key responsibility for operation of all aspects of a single base (such as a military installation) to assumption of responsibility for the staffing of particular functions at various locations for a single customer. Disciplines included within operational responsibility vary, but generally include scientific support, operation of sophisticated electronic and mechanical systems, grounds and buildings, environmental systems, security systems, transportation systems, construction and demolition, environmental remediation, and the handling of and accountability for inventories of equipment and materials/supplies and other property. Activities include testing and evaluation of military hardware systems at government test ranges, collection and processing of data, maintenance of targets, ranges and laboratory facilities, developmental testing of complex weapon systems, security systems work, and technology transfer into commercial applications.

$585 million  Rocky Flats - A subsidiary of the Company is a subcontractor to Kaiser Hill, a joint venture. Through the subsidiary, the Company will provide site support services to the DOE complex at Rocky Flats, Colorado. These services include facilities and equipment maintenance, logistics and property management, information and records management, and environmental safety and health services.

$235 million  National Training Center - Over 1,100 Company
              personnel operate the Army's National Training Center near Barstow, California, where U.S. and foreign military organizations engage in mock military exercises. The Company maintains and issues over 3,000 items of military equipment and provides personnel to operate the entire Fort Irwin facility, which supports more than 12,000 personnel. This contract was first won in 1987 and was renewed for an additional five-year term in 1991.

$217 million  Department of Justice Asset Forfeiture Support
              Program - This five-year, 1,000-person contract, requiring staffing of over 300 locations in the United States, involves the support of Department of Justice's drug-related asset seizure program. Company personnel support the various U.S. Attorney offices that are responsible for enforcing and administering the federal asset forfeiture laws. The contract was secured for a period of five years in 1993.

$98 million   White Sands Missle Range - Under the Company's
              oldest contract, originally awarded in 1946, the Company provides data collection services to the U.S. Army at White Sands Missile
              Range, New Mexico.

$87 million   Fort Belvoir - This facility management and
              support contract involves every aspect of operational responsibility ranging from grounds maintenance to security and air field operations at Fort Belvoir, Virginia. Over 225 Company personnel are involved under this contract. The Company was awarded this contract for an additional five-year period in March of 1995.

$62 million   Fallon Naval Air Station Support - Awarded in
              1992, this contract covers the maintenance and support of the Navy's facilities at Fallon, including all grounds and air field maintenance. The contract requires 302 Company support personnel.

$55 million   Department of State Security - The Company
              provides a variety of technical services to the Department of State at various locations around the world under six contracts that extend through 1999.

$41 million   Memphis Naval Air Station - This five-year Navy
              contract awarded in 1993 involves operational and maintenance support for the infrastructure of the Naval Air Station in Millington, Tennessee.

$38 million   Marine Spill Response Corporation Operations
              Contract - Under this commercial contract awarded in 1993, the Company operates a fleet of 16 oil spill response ships that were specifically commissioned and built for U.S. coastal protection service under the Oil Pollution Act of 1992.

Other Business  Enterprise Management operates internationally where it performs security services and other support activities related to facilities and enterprise management. In addition to its military customers, this unit has contracts for similar services with non-DoD agencies such as the U.S. Department of Agriculture, Department of State, and Department of Justice.


Information and Engineering Technology

     This business consists of segments of businesses acquired during the period 1991 through 1994 -- Viar & Company, NMI Systems, Inc., Technology Applications, Inc., and CBIS Federal, Inc., plus existing segments (NORCO, ITSO).
The Company integrated these portions of the previously acquired corporate entities into the Information and Engineering Technology business effective January 1, 1995.

     Its activities include software development and maintenance, computer center operations, data processing and analysis, database administration, telecommunications support and operations, maintenance and operation of integrated electronic systems, and networking of electronic systems in a local and wide area environment.

$250 million  DOE Information Technology Support Operations -
              This recently awarded five-year information technology support contract marks a significant milestone in the Company's efforts, starting with the acquisitions of Viar and Meridian in 1992, to expand its activities into the growing information technology marketplace. Over 200 Company personnel provide basic computer, software, and networking support to all of DOE's operations.

$156 million  GSA Automated Data Processing - Under this
              recently acquired 4-year contract, the Company will provide life cycle applications software development and maintenance for business and scientific systems to U.S. agencies in the General Services Administration's Southeast Sunbelt and Great Lakes regions. The contract will employ between 400 and 800 persons in 14 states.

$126 million  NORCO Contract - Another of the Company's oldest contracts, which was first awarded over 30 years ago, is an engineering, technical and computer operations contract with the U.S. Navy. The current five-year term is scheduled to run through 1995, at which time it will be recompeted.

Other Business  Information and Communications Technology -
              Performs approximately $20 million per annum of systems networking contracts inherited from its 1993 acquisition of NMI Systems, Inc.. Commercial and governmental customers are served.


Environmental, Energy and National Security Programs

     This business consists of the former environmental operations of Viar & Company and certain of the energy research and study operations of Meridian Corporation. Other principal contracts involve furnishing of research and other support services to the EPA and DOE. It includes environmental regulation development, quality assurance studies and research, and management of information relating to the proper handling of hazardous materials and substances, alternative energy research and evaluation, and energy security studies and assessments. The Company is also a leader in the nation in the provision of services in support of nuclear safeguards and security research and development. Specialized disciplines include the development of physical security systems, vulnerability and risk assessments, and human reliability.

$1.5 billion(1) DOE Strategic Petroleum Reserve - Through its 60%
              controlled affiliate, DynMcDermott Petroleum Services Company, Inc., the Company furnishes approximately 900 technicians and operational personnel to operate DOE's seven-site emergency crude oil storage facilities in Louisiana and Texas. The Reserve is maintained for possible draw-down and domestic sales of crude in the event of an international crisis or threat to the U.S. oil supply. The operation of the Reserve involves all technical responsibility for approximately 700 million barrels of crude in storage, over 1,000 miles of pipeline, as well as all related environmental, safety, and security matters. The current contract runs through 1998.

              (1) Represents value of costs incurred and fee. Only the fee portion ($5.1 million in 1994) has been recorded as revenue in the Company's financial statements.


$89 million   EPA Programs - Under several contracts, the
              Company performs program management, analytical, and technical support for EPA Superfund policy, research and development, and enforcement under Superfund and effluent guidelines. These contracts extend into 1998.

$81 million  Defense Policy Support - As one of the leading
             providers of direct energy policy support to DoD, DOE and other federal agencies, the Company, through its subsidiary, DynCorp Environmental, Energy and National Security Programs, holds contracts with terms continuing through 1999, under which it furnishes analysis and documentation support on defense policy related to energy matters.

$40 million  EPA CLASS - Under this five-year contract awarded in 1994, the Company provides program management support in the testing of environmental samples by EPA's contracted laboratories for the Office of Emergency and Remedial Responses. This is a successor contract to a contract first awarded to Viar & Company in 1980.

Advanced Technology Services

     This business includes remote bar coding contracts and other contracts with the U.S. Postal Service and health and health-care related support services, including health surveillance, health education, industrial hygiene, fitness programs and clinical laboratory services. The mission of Advanced Technology Services is to identify and develop new and innovative commercial businesses for the Company through leveraging of the Company's existing know-how and to pursue commercial opportunities that arise external to the Company. It serves as an incubator for new commercial applications for the established business lines or possible future business in new market areas and focuses on emerging technologies or novel process applications where the application of known or evolving technologies may represent significant value-added or new market opportunities.

$220 million  U.S. Postal Service Remote Bar Coding - Under
              contracts secured in 1992, the Company operates a contractor-furnished remote bar coding facility in Pennsylvania which provide remote bar coding of mail for four U.S. Postal Service regions. The contracts, which currently run through 1996, including options, may not be renewed beyond April, 1996, due to an announced policy change in the U.S. Postal Service that would bring this contracted-out work back into the Service.

$31 million   Biotechnology and Health Services - The Company
              provides biomedical technology services to various health organizations. Under contracts extending into 1998, the Company operates seven laboratories and five repositories for the National Institutes of Health.

$5 million    Grupo DynCorp de Mexico - Initiated in 1993, this
              Mexican operation has secured contracts (denominated in U.S.
              dollars) with an annual revenue value of approximately $2.6 million--primarily in the environmental remediation analysis and industrial security markets. Advanced Technology Services opened a dedicated office in Mexico City in 1993, and it is actively engaged in marketing a variety of the Company's technical and professional services that may have application to Mexican governmental and commercial customer needs.


Commercial Aviation

     The aviation ground handling business is conducted through the Company's wholly owned subsidiaries, DynCorp Aviation Services, Inc., DynAir Fueling, Inc., and DynAir Services, Inc., formerly Servair, Inc., which was acquired by the Company in 1971. They provide a wide range of ground handling services at approximately 80 airports, ranging from line maintenance and fueling to cleaning and baggage handling. DynAir is among the largest independent ground handlers in the United States. Ground handling includes line maintenance, cargo handling, baggage handling and loading, aircraft cleaning, passenger handling services, fueling, deicing, and all other services (except catering) generally furnished or available at airports.

     The Company's ground handling contracts with commercial airline customers ("Commercial Contracts") usually run for periods of up to three years. These contracts seldom contain renewal provisions and must be renegotiated upon expiration. The Company is usually paid for its ground services at a fixed contract rate on a per-flight basis (every takeoff and landing). Awards of Commercial Contracts are made on the basis of price, quality of service and past performance. For routine line maintenance, a carrier contacts the Company for a fixed rate quotation based on the service and the frequency of visits. Commercial Contracts are generally terminable at will on very short notice (often 30 to 90 days) by the Company's customers. Because of this, certain Commercial Contracts may expire prior to the stated maturity of the Contract Receivable Collateralized Notes previously issued by the Company to its wholly owned financing subsidiary, Dyn Funding Corporation, which may result in demands on the Company's available cash as the Company endeavors to replace the terminated contracts underlying the Contract Receivable Collateralized Notes. See "Risk Factors -- Termination of Contracts."

     The aircraft maintenance and repair business is conducted through the Company's DynAir Tech subsidiaries of Arizona (acquired in 1987), Florida (acquired in in 1969), and Texas. In facilities located in Phoenix, Miami, and Amarillo, the Company performs maintenance checks, component overhaul, heavy structural maintenance, airframe and systems maintenance, and modification on a wide variety of passenger and cargo aircraft, including wide-body aircraft. Contracts may cover one or more aircraft and are usually completed within a year. The Company is usually paid for its services on a combination of fixed prices for planned services and for time and materials for unplanned services, such as repairs of problems not known until the aircraft is undergoing maintenance. Maintenance procedures range from brief checks performed on a frequent basis to heavy maintenance and overhaul, which can require many thousands of labor hours, on a less frequent basis.

     The Company continues to evaluate its alternatives in respect to the unsatisfactory performance of the maintenance and repair business, which has posted four consecutive years of operating losses. See Note 21 to the Consolidated Financial Statements which are included elsewhere in this Prospectus.

Government Contracting

     The Company derived 71% of its revenues in 1994 from Government Contracts, and 54% of its revenues from Government Contracts in 1994 represented contracts with the DoD. Typically, a Government Contract has an initial term of one year combined with two, three, or four one-year renewal periods, exercisable at the discretion of the Government. The Government is not obligated to exercise its option to renew a Government Contract. At the time of completion of a Government Contract, the contract in its entirety is "recompeted" against all interested third-party providers. Approximately 80% of the Company's Government Contracts business is from contracts that have an aggregate initial term and renewal periods of five years or more. Federal law permits the Government to terminate a contract at any time if such termination is deemed to be in the Government's best interest. The Government's failure to renew, or the early termination of, any significant portion of the Company's Government Contracts could adversely affect the Company's business and prospects. In addition, the fact that Government Contracts may be terminated without renewal prior to the stated maturity of the Contract Receivable Collateralized Notes previously issued by the Company to its wholly owned financing subsidiary, Dyn Funding Corporation, which may result in demands on the Company's available cash as the Company endeavors to replace the terminated contracts underlying the Contract Receivable Collateralized Notes. See "Risk Factors -- Concentration of Revenues/Dependence on Government Contracts " and "Risk Factors -- Termination of Contracts."

     Contracts with the U.S. Government and its prime contractors usually contain standard provisions for termination at the convenience of the Government or such prime contractors, pursuant to which the Company is generally entitled to recover costs incurred, settlement expenses, and profit on work completed prior to termination. There can be no assurance that terminations will not occur, and such terminations could adversely affect the Company's business and prospects. The Company's Government Contracts do not provide for renegotiation of profits. See "Risk Factors -- Termination of Contracts."

     Continuation and renewal of the Company's existing Government Contracts and the acquisition by the Company of additional Government Contracts is contingent upon, among other things, the availability of adequate funding for various U.S. Government agencies. The current world political situation and pressure to reduce the federal budget deficit have reduced, and may continue to reduce, military and other spending by the U.S. Government. The precise effect of these political developments on the Company's business and prospects cannot be predicted.
Such budget reductions and/or changes in governmental policies might increase somewhat the nature and amount of work contracted out by Government agencies to businesses such as the Company, but they might also limit future revenue opportunities for the Company with respect to U.S. Government contracts. See "Risk Factors -- Concentration of Revenue/Dependence on Government Contracts."

     The Company's Government Contract services are provided through three types of contracts -- fixed-price, time-and-materials, and cost-reimbursement contracts. Approximately 12% of the Company's Government Contracts revenue in 1994 was attributable to fixed-price contracts which require the Company to perform services under a contract at a stipulated price. The Company derived approximately 16% of its Government contracts revenue during 1994 from time-and-material contracts, under which the Company is paid for labor hours at negotiated, fixed hourly rates and reimbursed for other allowable direct costs plus allocable indirect costs (including a profit margin). The balance of the Company's Government Contracts revenues in 1994 (approximately 72%) were derived from cost-reimbursement contracts under which the Company is reimbursed for all actual costs incurred in performing the contract, to the extent that such costs are within the contract ceiling and allowable under the terms of the contract and applicable regulations, plus a fixed fee or incentive fee. The Company assumes greater financial risk on fixed-price contracts and time-and-material contracts, because the Company assumes the risk of performing those contracts at the stipulated prices or negotiated hourly wages. The failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in losses. See "Risk Factors -- Contract Profit Exposure."

     Government Contract payments received by the Company in excess of allowable direct and indirect costs are subject to adjustment and repayment after audit by Government auditors. Audits have been completed on the Company's incurred contract costs through 1986 and are continuing for subsequent periods.
The Company has included an allowance in its financial statements for possible excess billings and contract losses which it believes is adequate based on its interpretation of contracting regulations and past experience. There can be no assurance, however, that this allowance will be adequate. See "Risk Factors
- -- Audits by U.S. Government Agencies."

     As a U.S. Government contractor, the Company is subject to federal regulations under which its right to receive future awards of new Government Contracts, or extensions of existing Government Contracts, may be unilaterally suspended or barred for periods of up to three years, should the Company be convicted of a crime or be indicted based on allegations of a violation of certain specific federal statutes or other activities. Suspensions, even if temporary, can result in the loss of valuable contract awards for which the Company would otherwise be eligible. While suspension proceedings may be initiated by the Government without a hearing, debarment for up to three years cannot be imposed without a due process hearing. Suspension and debarment actions are usually limited to that division or subsidiary of a company which is involved in the alleged improper activity which gives rise to the suspension or debarment actions; however, Government agencies have authority to impose debarment and suspension on affiliated entities which in no way were involved in the alleged improper activity. The initiation of suspension or debarment hearings upon the Company or any of its affiliated entities could have a material adverse impact upon the Company's business and prospects. See "Risk Factors -- Suspension and Debarment."


Factoring of Receivables

     On January 23, 1992, the Company's wholly owned subsidiary, Dyn Funding Corporation ("DFC"), completed a private placement of $100,000,000 of 8.54% Contract Receivable Collateralized Notes, Series 1992-1 (the "Notes"). Upon receiving the proceeds from the sale of the Notes, DFC purchased from the Company an initial pool of receivables for $70,601,000, paid $1,524,000 for expenses and deposited $3,000,000 into a reserve fund account and $24,875,000 into a collection account with Bankers Trust Company as trustee pending additional purchases of receivables from the Company. Of the proceeds received from DFC, the Company used $38,112,000 to pay the outstanding balances of the ESOP Loan and a revolving loan facility and $33,280,000 was used for the redemption of all outstanding Class A Preferred Stock plus accrued dividends (the redemption price per share was $25.00 plus accrued dividends of $0.66 per share).

     The Notes are collateralized by the right to receive proceeds from certain Government Contracts and certain eligible accounts receivable of commercial customers of the Company. Credit support for the Notes is provided by over-collateralization in the form of additional receivables.
The Company retains an interest in the excess balance of receivables through its ownership of the common stock of DFC. Additional credit and liquidity support is provided to the Notes through a cash reserve fund. Interest payments are made monthly with monthly principal payments beginning February 28, 1997. The Notes are projected to have a life of five years and two months and to be fully repaid by July 30, 1997.

     On an ongoing basis, the cash receipts from collection of the receivables will be used to make interest payments on the Notes, pay a servicing fee to the Company, and purchase additional receivables from the Company. Beginning February 28, 1997, instead of purchasing additional receivables, the cash receipts will be used by DFC to repay principal on the Notes. During the non-amortization period (the period between January 23, 1992 and January 30, 1997), cash in excess of the amount required to purchase additional receivables and meet payments on the Notes is to be paid to the Company, subject to certain collateral coverage tests. The receivables pledged as security for the Notes are valued at a discount from their stated value for purposes of determining adequate credit support. DFC is required to maintain receivables, at their discounted values, plus cash on deposit at least equal to the outstanding balance of the Notes.

     Commencing March 30, 1994, the Notes became redeemable in whole, but not in part, at the option of DFC at a price equal to the principal amount of the Notes plus accrued interest plus a premium (as defined in the Notes).

     Special redemption (payment of a portion of the Notes plus a premium) is required in the event that the collateral value ratio test is less than 1.00 as of two consecutive monthly determination dates and the Company has not substituted receivables or deposited cash into the collection account to bring the collateral value ratio to 1.00.

     Mandatory redemption (payment of the Notes in full plus a premium) is required in the event that (i) the collateral value ratio test is equal to or less than 0.95 as of three consecutive monthly determination dates and the Company has not substituted receivables or deposited cash into the collection account to bring the collateral value ratio above 0.95; or (ii) three special redemptions are required within any consecutive 12-month period; or (iii) the aggregate stated value of all ineligible receivables which have been ineligible receivables for more than 30 days exceeds 7% of the aggregate collateral balance and the collateral value ratio is less than 1.00.

     DFC may not purchase additional eligible receivables if the Company has an interest coverage ratio (as defined) of less than 1.10, or if the Company has more than $40 million of scheduled principal debt (as defined) due within 24 months prior to the amortization date or $20 million of scheduled principal debt due within 12 months prior to the amortization date. See "Risk Factors -- Termination of Contracts."

Environmental Matters

     The Company's business activities occasionally result in the generation of non-nuclear hazardous wastes, the hauling and disposal of which are governed by federal, state and local environmental compliance statutes and regulations. In addition, certain of the Company's businesses operate petroleum storage and other facilities that are subject to similar regulations. Violations of these laws can result in significant fines and penalties for which insurance is not reasonably available. Although the Company has installed and currently maintains a comprehensive, company-wide environmental compliance program, many of its operations involve the management of storage and other facilities owned by others, including governmental entities. Consequently, the Company is not always in a position to control the compliance of the facilities it operates with environmental and other laws. See "Risk Factors -- Environmental Matters."

International Operations

     The Company currently conducts some operations outside of the United States. Such international operations entail additional business risks and complexities such as foreign currency exchange fluctuations, different taxation methods, restrictions on financial and business practices and political instability. There can be no assurance that the Company can achieve or maintain success in these markets. See "Risk Factors
- -- International Operations."

Competition

     The markets which the Company services are highly competitive. In each of its operating groups, the Company's competition is quite fragmented, with no single competitor holding a significant market position. The Company experiences vigorous competition from industrial firms, university laboratories, non-profit institutions, U.S. Government agencies, and, in the case of Commercial Aviation, the in-house operations of major airlines. A majority of the Company's revenues are derived from contracts with the U.S. Government and its prime contractors, and such contracts are awarded on the basis of negotiations or competitive bids where price is a significant factor. Management does not believe that any one or a small number of competitors are dominant in any of its business areas. However, some of the Company's competitors are large, diversified firms with substantially greater financial resources and larger technical staffs than the Company has available to it. See "Risk Factors -- Competition."

Backlog

     The Company's backlog of business (including estimated value of option years on Government Contracts) was $2.206 billion at December 31, 1994, compared to a year-end 1993 backlog of $2.772 billion. At March 31, 1995, backlog (including estimated value of option years on Government Contracts) was $2.766 billion.
U.S. Government agencies operate under annual fiscal appropriations by the Congress and fund various contracts on an incremental basis. Therefore, a substantial portion of the Company's backlog represents contracts which have not been funded by the responsible Government agency.

Properties

     The Company is primarily a service-oriented company, and, as such, the ownership or leasing of real property is an activity which is not material to an understanding of the Company's operations. The Company owns two office buildings. The Company leases numerous commercial office facilities, hangars, and warehouses used in connection with the storage of inventories and fabrication of materials associated with various services rendered and servicing, including its corporate headquarters, a 149,000 square foot facility under a 12-year lease. None of the properties is unique; however, several of the leases constitute a partially exclusive right to operate at certain airports. All of the Company's owned facilities are located within the United States. In the opinion of management, the facilities employed by the Company are adequate for the present needs of the business.


                           LEGAL MATTERS

     The Company is involved in various claims and lawsuits, including contract disputes and claims based on allegations of negligence and other tortious conduct. The Company is also potentially liable for certain environmental, personal injury, tax, and contract dispute issues related to the prior operations of divested businesses. In most cases, the Company has denied, or believes it has a basis to deny, liability, and in some cases has offsetting claims against the plaintiffs or third parties.

     A former subsidiary of the Company, which discontinued its business activities in 1986, has been named as one of many defendants in civil lawsuits which have been filed in various state courts against manufacturers, distributors and installers of asbestos products. The Company has also been named as a defendant in several of these actions. At the beginning of 1992, 403 claims had been filed, and during the year 1,785 additional claims were filed, with 73 claims being settled. In 1993, 709 additional claims were filed and 1,273 were settled. In 1994, 1,135 new claims were filed with 353 being settled. Through April 20, 1995, 274 new cases have been filed and 49 settled. Defense has been tendered to and accepted by the Company's insurance carriers; however, the Company has been unable to identify solvent insurance carriers for all of the claim periods. The Company believes that the subsidiary has substantial defenses against alleged secondary and indirect liability. The Company has provided a reserve for the estimated uninsured legal costs to defend the suits and the estimated cost of reaching reasonable no-fault liability settlements. The amount of the reserve has been estimated based on the number of claims filed and settled to date, number of claims outstanding, current estimates of future filings, trends in costs and settlements, and the advice of the insurance carriers and counsel.

     The Company and its former subsidiary have also instituted litigation against its various asbestos liability insurers for the purpose of obtaining a declaratory judgment regarding the aggregate amount of available insurance, the right of carriers to unilaterally allocate losses and defense costs among themselves, the obligation of certain excess insurance carriers to "drop down" their coverage to cover liability at the primary level resulting from lost policies or policies issued by currently insolvent carriers, and certain insurance coverage issues that could impact the Company's ultimate liability for uninsured exposure.

     The Internal Revenue Service has completed an examination of the Company's tax returns for the period 1985 through 1988 and proposed several adjustments, the most significant of which related to deductions taken by the Company for expenses incurred in the LBO. A settlement of these matters has been approved by the Service. Taxes and accrued interest associated with these adjustments were $6.0 million, of which $1.4 million has been paid. Approximately $3.1 million will be eliminated by offset of a claim for operating loss carryback, which has been approved by the Service. The Company is in current negotiations with the Service regarding the installment payment of the remaining $1.5 million.

     The Company has retained certain liability in connection with its 1989 divestiture of its major electrical contracting business, Dynalectric Company ("Dynalectric"). The Company and Dynalectric were sued in 1989 by a former Dynalectric company subcontractor. The subcontractor has alleged that its subcontract to furnish certain software and services in connection with a major municipal traffic signalization project was improperly terminated by Dynalectric and that Dynalectric is liable to the former subcontractor for a variety of additional claims, the aggregate dollar amount of which have not been formally recited in subcontractor's complaint. Dynalectric has filed certain counterclaims against the former subcontractor.
The Company and Dynalectric believe that they have valid defenses, and/or that any liability would be more than off-set by recoveries under the counterclaims. The Company has established reserves for the contemplated defense costs and for the cost of obtaining enforcement of arbitration provisions contained in the contract, but there can be no assurance that the amount of such reserves will be adequate to cover all the costs and expenses involved with this claim.

     The Company and its various subsidiaries are occasionally the subjects of investigations by the Department of Justice and other investigative organizations, resulting from employee and other allegations regarding business practices. The Company does not anticipate any action as a result of such inquiries and investigations which would have a material adverse effect on its consolidated financial position or results of operations or its ability to conduct business.



               MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     In June, 1994, the Company announced its intent to restructure its government operations to better serve its customers and address the declining business base of certain of the existing operating units. A detailed implementation plan was developed during the second half of the year and the new organizational structure was substantially in place by January 1995. The restructuring resulted primarily in the elimination and/or consolidation of business units in order to achieve improved efficiency and economy of scale. Additionally, the Company acquired the following businesses during the year.

     CBIS Federal, Inc., which provides full life cycle integrated information solutions, primarily to civilian agencies of the federal government.

     A 25% interest in Composite Technology Inc., a Texas based aerospace technology company that specializes in repair of aircraft components through the use of composite materials.

     A 25% interest in Gateway Passenger Services LP, a California based airport ground handling operation expected to provide expansion opportunities into the Pacific rim area and Hawaii.

     In August, 1994, the Company initiated the Asset Management Program, which delineates management's plan to replace its high interest rate Junior Subordinated Debentures utilizing proceeds from the refinancing of equipment, expansion of the receivable backed financing, tighter control of cash disbursements, and the sale of certain assets. See "Liquidity and Capital Resources."

     The Company ended the year with revenues in excess of $1
billion, and continued to improve gross profit and margins.
However, as in 1993, several unusual items, primarily commercial aviation maintenance operating losses and the recognition of asset impairment related to this unit, the write-off of an
investment in a 50.1% owned subsidiary, expenses related to
divested businesses and the pay-in-kind ("PIK") interest differential yielded a net loss for the year.  The table below reflects the pro forma effect of these mentioned items on the Company's
earnings had they not been incurred (dollars in
thousands):
                                                       Years ended December 31,
                                                           1994       1993
   Loss before income taxes and minority interests      $(16,907)   $(11,133)
   Commercial Sector - aircraft maintenance losses         5,351       6,629
   Commercial Sector - aircraft maintenance
     facilities asset impairment                           9,492           -
   Write-offs related to acquisitions/investments          5,499       3,602
   Divested business expenses                              2,318         293
   PIK interest differential on debentures (a)             3,811       4,092
   Pro forma earnings before income taxes and
     minority interest                                  $  9,564    $  3,483

    (a) Estimated reduction in interest expense if refinanced at current market rate (11.5% and 10.5% in 1994 and 1993 respectively) for cash pay debt.

     Revenues from the Department of Defense were $551 million in 1994 compared to $543 million in 1993 and $538 million in 1992. These revenues represented 53.9% of total 1994 revenues compared to 56.9% in 1993 and 59.0% in 1992. This represents the Company's fourth year of its strategic long range plan to continue to grow or maintain its defense business while focusing primarily on the growth of non-defense business.

     Following is a three-year summary of operations, cash flow and long-term debt (in thousands):

                                                  Years Ended December 31,
                                                1994        1993         1992
    Operations
    Revenues                             $ 1,022,072   $ 953,144   $  911,422
    Gross profit                              43,868      39,557       28,146
    Selling and corporate administrative     (17,199)    (18,267)     (20,476)
    Interest, net                            (23,150)    (23,099)     (22,458)
    Aircraft maintenance impairment           (9,492)           -           -
    Other                                    (10,934)     (9,324)      (5,860)
    Loss before income taxes, minority
     interest and extraordinary item      $  (16,907)  $ (11,133)  $  (20,648)

    Cash Flow
    Net loss                              $  (12,831)  $ (13,414)  $  (23,342)
    Depreciation and amortization             27,077      19,818       19,372
    Pay-in-kind interest                      15,329      13,142        6,590
    Working capital items                    (26,818)     (7,704)      (7,559)
    Other                                        215      (1,222)         283
    Cash provided (used) by operations         2,972      10,620       (4,656)
    Investing activities                     (22,214)    (15,611)     (18,130)
    Financing activities                       8,840       7,817       26,868
    Increase (decrease) in cash
     and short-term investments           $  (10,402)  $   2,826   $    4,082


                                                         December 31,
   Long-term Debt(including current maturities) 1994        1993       1992

   Junior Subordinated Debentures          $ 102,659   $  86,947   $   73,489
   Contract Receivable Collateralized Notes  100,000     100,000      100,000
   Mortgages payable                          22,285      23,416       19,436
   Other notes payable and capitalized leases  9,008       9,899        9,507

                                          $  233,952   $ 220,262   $  202,432

     The following discussion of the Company's results of operations is directed toward the two operating sectors, Government and Commercial.

Results of Operations

Revenues - Revenues for 1994 were $1,022.1 million compared to 1993 revenues of $953.1 million, an increase of $69.0 million (7.2%) with the Government Sector contributing $41.5 million and the Commercial
Sector adding $27.5 million.  The increase in the Government
Sector's revenue was primarily attributable to businesses acquired in October 1994 and November and December 1993 ($52.5 million), new contract awards or contracts which were in the start-up phase in 1993 but were fully operational in 1994 ($73.3 million) and a retroactive adjustment on one contract for wage increases mandated by the Department of Labor under the Service
Contract Act ($7.0 million). These increases were offset by declines from contracts lost in recompetition and reduced level of effort on existing contracts. Revenue for the Commercial
Sector's aircraft maintenance operations and ground support services operations were $73.1 million and $130.3 million, respectively, up $15.8 million and $11.7 million over 1993 revenues.

     Revenues for 1993 were $953.1 million compared to 1992 revenues of $911.4 million, an increase of $41.7 million (4.6%).
The Government Sector had an increase of $49.1 million (6.7%) while the Commercial Sector had a decrease of $7.4 million
(4.0%). The increase in Government Sector's revenue includes approximately $15.1 million from businesses acquired in December
1992 and November and December 1993, $16.0 million from the U.S.
Postal Service contracts which were in the start-up phase in 1992 but were fully operational in 1993, and $17.9 million from new contract awards offset partially by contracts completed and/or not renewed. The overall decline in Commercial Sector's 1993 revenue resulted from low volume in the aircraft maintenance activities and the impact of relocating the Miami, Florida maintenance operation to a new hanger facility; offset partially by increases in ground support services. Aircraft maintenance
1993 revenue decreased to $57.3 million from $74.3 million in 1992 while ground support services' 1993 revenue increased to $118.6 million from $109.0 million in 1992.

Cost of Services/Gross Margins - Cost of services was 95.7% of revenues in 1994, 95.8% in 1993 and 96.9% in 1992 which resulted in gross margins of $43.9 million (4.3%), $39.6 million (4.1%) and $28.1 million (3.1%), respectively. Both the Government and Commercial Sectors' margins increased from that of the prior year. The increase in Government Sector's gross margin was attributable to acquisitions consummated in November and December, 1993 and October, 1994, and new contract awards which were partially offset by decreases related to lost contracts, reduced level of effort on existing contracts and increased costs incurred in support of proposal efforts. Commercial Sector's gross margin as a percent of revenue was up 1.4% over 1993. The ground services and fueling operations increase of 1.4% was due to several factors including improved operations and an adjustment to the depreciable lives of certain assets (see Note 4 to the Consolidated Financial Statements included elsewhere in this Prospectus). The aircraft maintenance operations reflected an improvement of 2.8%, but still had a negative margin of 6.4%, primarily because of inadequate workload to cover fixed costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources".

     Government Sector's 1993 gross margins were improved while the Commercial Sector's 1993 margins declined from those of the prior year. The improvement in Government Sector's gross margins was principally due to improved profit performance on new contracts started in 1992 and the early part of 1993 (in particular the Postal Service and the Department of Energy contracts). Commercial Sector's decline in gross margin was the result of reduced volume in the aircraft maintenance activities, offset partially by improved gross margins of the ground support activities. Aircraft maintenance had gross margin losses of $6.6 million in 1993 compared to $0.4 million in 1992. Also contributing to the decline in Commercial Sector's margins were approximately $0.6 million of costs associated with the relocation of the Miami, Florida aircraft maintenance operations to larger hangar facilities at the Miami, Florida airport.

Selling and Corporate Administrative - Selling and corporate administrative expenses as a percentage of revenues were 1.7%, 1.9% and 2.2% in 1994, 1993 and 1992, respectively. The decrease of $1.1 million in 1994 from 1993 is attributable to cost reductions associated with Commercial Sector's general and administrative functions and also a decrease in Restricted Stock Plan expense due to the award of fewer shares in 1994.

     There were both increases and decreases in 1993 over 1992 of the various elements and components of these expenses; however, the two most significant factors contributing to the decrease of $2.2 million from 1992 were cost reductions made in Commercial Sector's general and administrative expenses and a decrease in Government Sector's marketing and bid and proposal costs from the unusually high amount incurred in 1992 on a contract proposal for the Department of Energy's Strategic Petroleum Reserve in Louisiana.

Interest - Interest expense was $25.6 million in 1994, virtually unchanged from $25.5 million in 1993. Increases resulting from the compounding of the pay-in-kind interest on the Junior Subordinated Debentures and the inclusion of a full year of interest on mortgages assumed in conjunction with an acquisition in the fourth quarter of 1993 were offset by the reversal of interest accruals resulting from a favorable settlement with the Internal Revenue Service of the Company's tax liability for the period 1985-1988.

     Interest expense in 1993 of $25.5 million was $0.6 million higher than 1992. This small increase was primarily the result of the Contract Receivable Collateralized Notes being outstanding for the full year of 1993 compared to approximately eleven months in 1992, interest on the mortgage for the Corporate office building was for the full year of 1993 compared to five months in 1992 and an increase in the amount of capitalized leases outstanding, all of which were partially offset by a reduction in the accrual of interest on possible payments of federal income taxes.

     The net increase in interest income in 1994 over that of 1993 is due to the compounding of interest on the 17% Cummings Point Industries, Inc. note receivable, offset by decreases due to the recording in 1993 of prior years' interest income (and offsetting bank fee expense) on cash balances in various operating accounts. Interest income in 1993 was approximately the same as that in 1992 with increases from the interest on the Cummings Point Industries note receivable and the above noted prior year adjustments being offset by decreases resulting from lower balances of excess funds available for investment.

Other - The increase in other expense in 1994 as compared to 1993 is attributable to the write-off of the Company's 50.1% investment in an unconsolidated subsidiary, an increase in the provision for nonrecovery of commercial receivables and accrual of adjustments for legal fees and environmental costs related to divested businesses. These increases were partially offset by an adjustment to reserves for legal and other expenses associated with events which predated the Company's acquisition of another business.

     The increase in 1993 over 1992 is caused primarily by the accelerated amortization of cost in excess of net assets of an acquired business and the initial accrual of legal and other costs mentioned above.

                                                 Years Ended December 31,
                                                      (In thousands)
      Other Expense consists of:                 1994       1993      1992

      Amortization of costs in excess
       of net assets acquired                  $ 3,813    $ 4,830    $ 3,793
      Provision for nonrecovery of receivables   2,526      1,141        965
      ESOP Repurchase Premium                    1,323      1,507      2,787
      Write-off of investment in
       unconsolidated subsidiary                 3,250          -          -
      Legal and other expense accruals
       associated with an acquired business     (1,830)     2,070          -
      Environmental costs of divested
       businesses                                 (347)       366      1,000
      Gain on sale of warrants obtained in
       divestitures                                  -          -       (756)
      Other divested business adjustments        2,665        (73)    (1,600)
      Miscellaneous                               (466)      (517)      (329)
         Total Other                           $10,934    $ 9,324    $ 5,860


Income Taxes - During 1994, the
Company reached a favorable settlement with the IRS of disputes over tax deductions related to the leveraged buyout in 1988. This settlement was approved by the IRS in February 1995, and applicable tax reserves were reversed in the fourth quarter of 1994.

     In 1994, the federal tax benefit resulted from the reversal of tax reserves for the IRS examination and the tax benefit of operating losses, net of a valuation allowance, less the federal tax provision of a majority owned subsidiary required to file a separate Federal return. In 1993 and 1992, the Company did not record any Federal income tax benefit because of the uncertainty regarding the level of future income. The Federal tax provision recognized in those years was that of a majority owned subsidiary which is required to file a separate return. Additionally, the Company recognized a foreign income tax provision in 1994, 1993 and 1992 and a state tax credit in 1992.


Cash Flow

     Cash and short-term investments were $12.4 million at December 31, 1994, down from $22.8 million at the prior year-end. Working capital at December 31, 1994, was $91.1 million compared to $73.8 million at December 31, 1993. The increase in working capital was primarily the result of growth in business volume, an increase of accounts receivable and acquisitions. The 1994 ratio of current assets to current liabilities was 1.63 compared to
1.53 in 1993. At December 31, 1994, $8.7 million of cash and short-term investments and $124.2 million of accounts receivable were restricted as collateral for the Contract Receivable Collateralized Notes.

     In 1994, operating activities produced cash flow of $3.0
million compared to $10.6 million in 1993 and a negative $4.7 million in 1992. The principal reason for this decline was the increased requirement for working capital noted above.

     In 1994, investing activities used $22.2 million of cash, of which $15.3 million was used for the acquisition of businesses (see Note 17 to the Consolidated Financial Statements included elsewhere in this Prospectus) and another $7.4 million was used for the purchase of property and equipment. In addition, $0.9 million of contract phase-in costs were incurred and deferred. These costs will be amortized over the duration of the contracts. In 1993, investing activities used $15.6 million of cash which included $10.9 million for acquisitions and $5.4 million for the purchase of property and equipment.

     In 1994, financing activities provided cash of $8.8 million. The sale of stock to the Employee Stock Ownership Plan contributed $17.1 million. Cash of $5.1 million was used for payments on indebtedness and $3.2 million was used to purchase treasury stock. In 1993, financing activities provided cash of $7.8 million. Payments of $16.1 million were received on the loan to the ESOP, $6.4 million was used for payments on indebtedness and $2.0 million was used to purchase treasury stock. The treasury stock purchases are primarily to meet ERISA requirements to repurchase ESOP shares when there is no alternative public market.

Liquidity and Capital Resources

     At December 31, 1994, the Company's debt totaled $234.0 million compared to $220.3 million the prior year-end and $202.4 million at December 31, 1992. The increase in debt resulted from pay-in-kind interest of $15.3 million on the Junior Subordinated Debentures. The Company had a net decrease in cash and short-term investments of $10.4 million in 1994 and an increase of $2.8 million and $4.1 million in 1993 and 1992, respectively. The decrease for 1994 was caused to a large degree by net investments in acquired businesses of $15.3 million and an increase in accounts receivable and contracts in process of $16.5 million. The latter increase was largely attributable to a delay in finalizing the terms on a new contract and an internal disruption in a government finance office, both of which occurred in the fourth quarter of 1994. The Company's cash flow was favorably impacted in 1994, 1993 and 1992 through the utilization of pay-in-kind interest on the Junior Subordinated
Debentures and the sale of stock to the Employee Stock Ownership Plan totaling $32.4 million, $29.2 million and $22.7 million, respectively.

     The mortgage of approximately $19 million on the Corporate Office, which was retired in March 1995 through a sale-leaseback of the facility; see Note 20 to the Consolidated Financial Statements included elsewhere in this Prospectus. Annualized interest expense at January 1, 1995 is approximately $28.4 million of which $8.6 million of interest on the Junior Subordinated Debentures is payable in kind (interest becomes payable in cash effective with the December 31, 1995 payment).

     The Company believes that it can achieve the increased cash flow required to meet its future cash debt and interest obligations (including annualized interest exclusive of the PIK interest) by continued profit improvement, curtailment of aircraft maintenance losses, reduced debt service cost and continuation of its contribution to the ESOP. The Company plans to continue its Value Improvement Program which was initiated in late 1992 to reduce and/or eliminate operating costs and loss operations, curtail the losses in Commercial Sector's aircraft maintenance operations and to improve the gross margins in the Government Sector. To reduce its debt service costs, the Company intends to reduce its high interest rate Junior Subordinated Debentures utilizing proceeds from the refinancing of equipment ($23.5 million completed in February 1995; see Note 20 to the Consolidated Financial Statements included elsewhere in this Prospectus), expansion of the collateralized receivable financing (estimated $20.0 - $25.0 million), tighter management control of working capital (estimated $20.0 million), the sale of assets (estimated $5.0 million) and the collection of notes receivable (estimated $10.0 million). These sources are expected to provide approximately $80.0 million cash which the Company plans to use to repurchase the PIK securities. The Company and the ESOP have an agreement in principle under which the ESOP will continue during 1995 to purchase Company common stock to fund the ESOP retirement benefit. Other possible sources of cash flow to retire debt are cash from future operations and the sale or divestiture of other operating units. From time to time, the Company receives inquiries to buy the Company and/or one or more of its significant subsidiaries. With the exception of the commercial aircraft maintenance business, the Company is not soliciting any such offers, nor does it have any such offers in hand. On the other hand, the Company treats such inquiries seriously and attempts to determine if any such proposals are in the best interests of the shareholders.

     The Company continues to evaluate its alternatives in respect to the unsatisfactory performance by the Commercial Sector's aircraft maintenance unit which posted its fourth consecutive year of operating losses. The Company has engaged an investment advisor to market the maintenance unit. The status of the unit presently remains unresolved pending the outcome of discussions with potential investors and a major customer. These discussions could result in one of a number of alternatives, including the consummation of a joint venture, the procurement of long-term contracts, sale of the entire unit or, worst case, the failure to negotiate any transaction at all. Current management projections indicate that the maintenance unit should be profitable in 1995. The Company believes that if it is unable to consummate a satisfactory resolution through any of these alternatives, the most likely course of action would be to consolidate its operations by closing one of the heavy maintenance facilities. In management's opinion, no single alternative (i.e. entering into a joint venture, the curtailment of operations or shut down of one or more facilities, or the divestiture of the unit as a whole) is more or less likely to occur; however, the Company believes that it has suffered at least a partial impairment of its investment in this unit. Accordingly, it has recorded an estimate of the applicable goodwill ($5.2 million) and other assets ($4.3 million) that would be written down in the event the consolidation or shut-down of one of the facilities becomes necessary. This does not fully reserve for the potential write-off that would be necessary for the complete closure or sale of the business in the event that the Company is unable to curtail the operating losses in the future.

     Selected financial operating data of the commercial aircraft maintenance unit is as follows (in thousands except number of employees):


                                                 1994        1993        1992
      Revenues                                $  73,045   $  57,288   $  74,253
      Operating losses                        $  (5,351)  $  (6,629)  $    (428)
      Asset impairment provision              $  (9,492)  $       -   $       -
      Net assets (after write-down) including
       Goodwill at December 31                $  30,315   $  44,354   $  43,328
      Backlog at December 31                  $  12,730   $  11,368   $       -
      Number of employees                           634         701         631


     Although the Company has made some progress to diversify into non-defense business activities, the Company is still heavily dependent on the Department of Defense. Due to the procurement cycles of its customers (generally three to five years), the Company's revenues and margins are subject to continual recompetition. In a typical annual cycle approximately 20% to 30% of the Company's business will be recompeted and the Company will bid on several new contracts. Existing contracts can be lost or rewon at lower margins at any time and new contracts can be won. The net outcome of this bidding process, which in any one year can have a dramatic impact on future revenues and earnings, is impossible to predict. Also, if the U.S. Government budget is reduced or spending shifts away from locations or contracts for which the Company provides services, the Company's success in retaining current contracts or obtaining new contracts could be significantly reduced. The Company's Commercial Aviation business is likewise highly competitive and subject to the economic conditions of the domestic and foreign airline industry.

     In summary, the Company continues to be highly leveraged, and its ability to meet its future debt service and working capital requirements is dependent upon increased future earnings and cash flow from operations, the expansion of an accounts receivable facility financing, continuation of ESOP stock purchases in lieu of cash retirement contributions and the reduction of its debt expense.


                   EMPLOYEE BENEFIT PLANS

     The Company maintains several employee benefit plans pursuant to which certain of the shares of Common Stock being offered hereby may be offered or sold. The primary purpose of these plans is to motivate the Company's employees and directors to contribute to the growth and development of the Company by encouraging them to achieve and surpass annual goals of the Company and of the operations for which they are responsible. The following is a summary description of each of these plans. All capitalized terms, unless otherwise defined, have the meanings ascribed to them in the employee benefit plan to which they relate.

Savings and Retirement Plan ("SARP")

     The most recent amendments to the SARP (originally adopted in 1983) which added a Company match for certain investments in Company Common Stock were adopted on March 28, 1995, to become effective July 1, 1995.

Trustee

     Merrill Lynch Trust Company, 265 Stevenson Avenue, Somerset,
NJ 08873, serves as trustee of the SARP, except that the Company serves as trustee of the Company Stock Fund.

Administration

     The Company administers the SARP through an Administrative
Committee consisting of T. E. Blanchard, J. H. Sullivan, and H.
M. Hougen, officers of the Company, whose address is 2000 Edmund
Halley Drive, Reston, VA  22091.

Eligibility and Participation

     Generally, all employees (as defined in the SARP) are eligible to participate in the SARP upon commencing employment, except for employees in groups or units designated as ineligible.
As of December 31, 1994, there were approximately 4,492 participants in the SARP.

Contributions and Allocations

     The SARP permits a participant to elect to defer a portion of his or her compensation for the Plan Year and to have such deferred amount contributed directly by the Company to the participant's SARP account. Amounts deferred by participants, including rollovers from qualified plans, totaled approximately $9.0 million for the Plan Year ended December 31, 1994. Under the terms of the SARP, deferred amounts are treated as contributions made by the Company. The maximum amount of compensation that a participant may elect to defer is determined by the SARP Administrative Committee identified below, but in no event may the deferral exceed $9,240 per year during 1995 (adjusted for cost-of-living under rules prescribed by the Secretary of the Treasury). For 1996, the limitation will be set by the Internal Revenue Service. In addition to amounts deferred by participants, the Company may, but is not obligated to, make a matching contribution to the SARP accounts of those participants who have elected to defer a portion of their compensation equal to a percentage or percentages of the amounts which such participants have elected to defer. This Company matching contribution is determined periodically by the Board of Directors and is allocated to the SARP accounts of those participants who have elected to defer a portion of their compensation.
Commencing July 1, 1995, the Company will contribute 100% of the first 1% of a participant's compensation deferred under the SARP for investment in the Company Common Stock Fund and 25% of the next 4% of such deferred compensation (the "Stock Match"). The Company's Stock Match contribution to the SARP will be made in shares of Common Stock unless the Board of Directors determines to make the contribution in cash, which would then be used to purchase Company Stock in the Internal Market. 850,000 shares of Common Stock have been reserved for possible issuance in satisfaction of the Company's Stock Match obligations during 1995 through 2001.

     Certain acquired subsidiaries of the Company previously made matching cash contributions to separately maintained 401(k) qualified deferred savings plans without regard to the nature of the investment of the employee's contribution. Effective January 1, 1995, these plans were merged into the SARP. In certain instances, the prior matching contribution practices followed under the predecessor plan will be continued by the Company, either in addition or as an alternative to the Stock Match.

     Company contributions to the SARP are made by the due date (including extensions) for the Company's federal income tax return for the applicable year except contributions resulting from amounts deferred by participants, which must be made within 30 days of deferral. The Company's practice has been to make matching contributions quarterly based on current participant bi-weekly deferrals, and the Company plans to make the Stock Match in conjunction with the applicable Trade Date. Any additional Company contribution, if required, is made after the end of the Plan Year.

     An Eligible Employee may transfer to the trust fund maintained for the SARP a rollover contribution from another qualified retirement plan pursuant to applicable regulations and Committee procedures. A participant in the SARP who has made a deferral election may terminate or alter the rate of his or her deferrals at any time under the terms of the SARP.

Investment of Funds

     The SARP Administrative Committee is authorized to establish a choice of investment alternatives including securities of the Company, in which contributions to the SARP (including that portion of compensation which participants elect to defer) may be invested. The investment alternatives currently available to participants in the SARP include a Company Stock Fund, and six Merrill Lynch & Company funds ("Merrill Lynch Funds") described below. Under the terms of the SARP, (i) a participant's entire interest in his or her SARP account may be invested in the Company Stock Fund or in a mixture of the Company Stock Fund and/or any of the Merrill Lynch Funds, provided that, in order to obtain the Stock Match, the matched portion of a participant's compensation deferred under the SARP must be invested in the Company Stock Fund that is not exchangeable for other investment alternatives until after a period of 18 months. The Company's Stock Match will also be invested in the Company's Stock Fund, which contribution will not be allowed to be exchanged for another investment alternative. Participants may elect at such time, in such manner and subject to such restrictions as the SARP Administrative Committee may specify, to have contributions allocated or apportioned among the different investment alternatives. Separate SARP accounts are established for each investment alternative selected by a participant and each such
account is valued separately.   Except for restrictions on
investments in the Company Stock Fund, participants may transfer amounts from one investment alternative to one or more other investment alternatives on a daily basis.

     Investments in the Company Stock Fund (other than the non-exchangeable Company contribution described in the preceding paragraphs) may be exchanged into other investment choices (subject to the 18-month limitation mentioned above) only on a Trade Date. It is the current policy of the SARP Administrative Committee to keep all amounts related to the Company's Stock Fund invested in Common Stock, except for estimated cash-equivalent reserves which are primarily used to provide future benefit distributions, future investment exchanges and other cash needs as determined by the SARP Administrative Committee. Residual cash remaining after accounting for estimated cash reserves generally will be used to purchase Common Stock. If cash reserves in the Company Stock Fund are insufficient at any given time to provide benefit distributions and/or investment exchanges, shares held by the Company Stock Fund, the shares will be offered for sale in the Internal Market. Exchanges out of the Company Stock Fund may be deferred until such time, if ever, that sufficient cash is available to make required benefit distributions and provide for investment exchanges. Accordingly, investment exchanges of participants' investments held in the Company Stock Fund may be restricted. See "Market Information--The Internal Market."

     The following tables summarize as of the dates indicated, the investment performance of each of Merrill Lynch's six nationally traded mutual funds for the last six years. The summary is based on an initial investment of $100 on each investment alternative.

Corporate Bond Fund
                                            % Increase
                         Unit Value       From Prior Year
              12/31/88       100.00              -
              12/31/89       113.61            13.61%
              12/31/90       121.53             6.97%
              12/31/91       142.29            17.08%
              12/31/92       153.00             7.53%
              12/31/93       172.11            12.49%
              12/31/94       163.40            (5.06%)


Capital Fund
                         Unit Value         % Increase
              12/31/88       100.00              -
              12/31/89       122.98            22.98%
              12/31/90       124.31             1.08%
              12/31/91       155.00            24.69%
              12/31/92       162.80             5.03%
              12/31/93       185.12            13.71%
              12/31/94       186.80             0.91%


Basic Value Fund
                         Unit Value         % Increase
                12/88      100.00                -
                12/89      117.54              17.54%
                12/90      102.18             (13.07%)
                12/91      130.00              27.23%
                12/92      143.47              10.36%
                12/93      175.26              22.16%
                12/94      178.71               1.97%


Retirement Preservation Trust Fund
                         Unit Value         % Increase
                12/88      100.00                -
                12/89      108.70               8.70%
                12/90      117.89               8.46%
                12/91      126.94               7.67%
                12/92      135.56               6.79%
                12/93      143.70               6.01%
                12/94      151.99               5.77%


Equity Index Trust
                         Unit Value         % Increase
                12/92      100.00                -
                12/93      109.66               9.66%
                12/94      110.97               1.19%


Global Allocation Fund
                         Unit Value         % Increase
                12/89      100.00                -
                12/90      101.88               1.88%
                12/91      131.17              28.75%
                12/92      147.16              12.19%
                12/93      178.08              21.01%
                12/94      174.52              (2.00%)


Company Stock Fund

Because the Company's Common Stock
has not been publicly traded since 1988, there has not been any historical market-determined price. However, the Board of Directors has periodically determined the fair market value of the stock for purposes of the Stockholders Agreement, and there have been private share transactions based upon such determination. Prior to September, 1988, the price was set by the terms of the LBO and was based on a "package" consisting of one share of Common Stock plus Warrants to purchase 6.6767 additional shares. The exercise price of the Warrants reduced from $5.00 per share to $0.25 per share during the period 1988 to 1993 as the initial ESOP loan was paid down.

     During the period September, 1988 through May, 1994, the price was established by the Board based on the fair market value of such a package. The Board's determination of the package price was based on the most recent valuation of the Common Stock by the ESOP Financial Advisor adjusted for the lack of liquidity and absence of a control premium, and once set, typically provided for monthly escalation of the price to reflect anticipated increases in the value, pending subsequent reviews by the Board. Since January 1, 1994, when the exercise price for the Warrants was reduced to $0.25 per share, substantially all of the Management Stockholders have exercised their Warrants. Effective July 1, 1994, the Board discontinued the practice of using a package value, and adopted the practice of establishing the market value on the basis of the price of stock sold by the Company to the ESOP, which is approved by the ESOP's Financial Advisor. Set forth below is a table showing the equivalent price of a share of Common Stock purchased by a Management Stockholder at the Board-determined price on the date indicated, and assuming that all the related Warrants in the "package" were exercised at the minimum exercise price of $0.25:

          Date             Average price per share     % Increase
      July 1, 1988                $ 3.47                    -
      July 1, 1989                $ 3.79                   9.22%
      July 1, 1990                $ 5.20                  37.20%
      July 1, 1991                $ 5.72                  10.00%
      July 1, 1992                $ 7.68                  34.27%
      July 1, 1993                $ 7.97                   3.78%
      July 1, 1994                $11.86                  48.81%
      February 10, 1995           $14.60                  23.10%
      May 10, 1995                $14.90                   2.05%



Vesting

     Under the SARP as currently in
effect, each participant is 100% vested in those portions of his or her SARP account which are attributable to the participant's salary deferrals and earnings thereon. Entitlement to the Stock Match will vest at the rate of 50% after two years of service and 100% after three years of service, provided the underlying matched investment in the Company Stock Fund is held the requisite 18-month period.

Loans

     Loans are available from the SARP account to all participants. Loans have a maximum limit of $50,000 reduced by the participant's highest aggregate outstanding loan balance during the preceding 12-month period. Loans are further limited to 50% of a participant's vested interest in his or her eligible accounts (these loans from SARP may not exceed the vested value in the SARP less vested amounts invested in the Company Stock
Fund). Loans must (i) bear a reasonable rate of interest, (ii) be adequately secured, (iii) state the date upon which the loans must be repaid, which in any event may not exceed five years from the date on which the loan is made, unless the proceeds are used for the purchase of a principal residence, in which case repayment may not exceed 30 years, and (iv) be amortized with level payments, made not less frequently than quarterly, over the term of the loan. The Company currently requires that loans be repaid through payroll deductions. The loan documents provide that 50% of the participant's vested account balances are security for the loan, and the SARP, therefore, has a lien against such balances. A loan will result in a withdrawal of the borrowed amounts from the participant's interest in the Funds against which the loan is made and, to the extent that cash assets in accounts other than a Company Stock Funds are required, a portion of the investment in the Company Stock Fund may need to be transferred. Principal and interest payments on the loan are allocated to the account(s) of the borrowing participant in accordance with the current investment choices of the participant.

Distributions and Withdrawals

     If a participant's employment with the Company terminates, the participant is entitled to receive a single distribution of his or her entire interest in his or her SARP account as soon as practicable following the date of such termination. In the event a participant dies while employed by the Company, the SARP Administrative Committee will direct the Trustee to make a single distribution of the participant's entire interest in his or her SARP account to the participant's spouse, or, if such spouse has given proper consent or if the participant has no spouse, to the Beneficiary designated by the participant. In the event the Company determines that the participant has suffered a permanent disability while employed by the Company, the Company will direct the Trustee to make a single distribution of the participant's entire interest in his or her SARP account to the disabled participant.

     Except in the case of qualifying hardship, no withdrawals may be made from the salary deferral portion of a participant's SARP account prior to his or her termination of employment unless and until he or she attains the age of 59. Any withdrawals made thereafter may be made only once in each Plan Year. In the absence of a qualified court order to the contrary, a participant's interest in the SARP may not be voluntarily or involuntarily assigned or hypothecated. The Company has established procedures for hardship withdrawals including (i) definition of qualifying hardships, (ii) requirements for having first withdrawn all voluntary after-tax contributions from any other Company retirement plans and having received the maximum loans available under such plans, and (iii) requirement for a 12-month suspension from making elective deferrals into SARP following the hardship withdrawal.

     All distributions, including withdrawals, from the SARP are paid in cash, except that the portion of SARP balances represented by Company Common Stock shall be distributed in kind, subject to the Company's right of first refusal. See
"Description of Capital Stock -- Restrictions on Common Stock."

Employee Stock Ownership Plan

     The ESOP was established effective January 1, 1988 as the Company's principal retirement plan. It succeeded the DynCorp defined benefit qualified Pension Plan which was terminated in November, 1988, following the LBO. Following termination of the Pension Plan, approximately $10 million of excess Pension Plan assets were rolled over into the ESOP for the benefit of ESOP participants who were also Pension Plan participants.

     At the time of the establishment of the ESOP, it entered into a Subscription Agreement with the Company under which it agreed to purchase 4,123,711 shares of Common Stock for $24.25 per share. The purchases were made by the ESOP with funds obtained under a $100 million loan from the Company. Upon acquisition of the shares effective September 9, 1988, they were held by the ESOP trustee to be allocated to employee participants during the period from 1988 through 1993, pro rata to the ESOP's projected pay-off of the Company loan.

     During the period September, 1988, through December, 1993, the Company made cash contributions to the ESOP of approximately $16 million per year, which in turn was used by the ESOP to repay the loan to the Company. The loan, including interest of approximately $22.3 million, was repaid in its entirety effective December 31, 1993.

     In March, 1994, the ESOP purchased an additional 316,189 Common Shares from the Company. In June, 1994, the ESOP purchased an additional 996,270 shares from the Company. All shares of Common Stock acquired by the ESOP in 1994 were allocated to ESOP participants during 1994. In March, 1995, the ESOP purchased 1,208,059 additional shares from the Company, which are expected to be allocated to participants' accounts in 1995 and 1996.

     The Company plans to continue the ESOP as the Company's principal retirement benefit; however, aggregate contributions under the ESOP when added to the SARP Company match are not intended to exceed the total amount of past ESOP contributions expressed as a percentage of compensation. Consequently, the overall combined ESOP contribution plus the amount of all annual Company matches is not expected to exceed on the average 3% of compensation -- approximately 1% representing the Company match under the SARP and approximately 2% under the ESOP. However, these percentages may vary depending on the nature of the Company's business and overall compensation and benefit policies.


Trustees and Administration

     The ESOP is administered by the ESOP Committee, consisting of J. P. Schelling, a former employee of the Company, and L. E. Emmerichs and J. G. Bonnevier, employees of the Company. Their address is 2000 Edmund Halley Drive, Reston, VA 22091. The members of the ESOP Committee also serve as trustees of the ESOP.


Eligibility and Participation

     Generally, all employees, except groups or units designated as ineligible, participate in the ESOP. As of December 31, 1994, there were approximately 33,000 participants in the ESOP, including terminated, vested participants.

Contributions, Allocations, and Forfeitures

     For the Plan Year ended December 31, 1994, the Company contributed approximately $17,100,000 to the ESOP. The amount of the Company's annual contribution to participants' accounts in the ESOP is determined by, and within the discretion of, the Board of Directors, subject to certain limitations. See "General Provisions of the ESOP and SARP." Participants may not make voluntary contributions to the ESOP. The Company's current practice has been to make pro-rata contributions quarterly.

     Company contributions to the ESOP for each Plan Year are generally allocated to the accounts of participants in the ratio which each such participant's eligible compensation bears to the total eligible compensation of all such participants. Forfeitures, if any, of the non-vested portion of terminated participants' accounts are allocated to the accounts of remaining participants who are entitled to receive an allocation of the Company contribution. Forfeitures are allocated in the ratio which each such remaining participant's allocation bears to the total allocation of all such remaining participants.

Investment of Funds

     Although it is generally intended that the assets of the ESOP will be held in a Company stock fund consisting primarily of the Company's Common Stock, the ESOP may hold cash pending purchase of Company Stock and current cash needs. The exact number of shares of Common Stock, if any, which may be purchased by the Trustee of the ESOP in the future will depend on various factors, including any modifications to the ESOP adopted either in response to changes or modifications in the laws and regulations governing the ESOP or at the discretion of the Company's management. Participants who have attained the age of 55 and have ten or more years of participation are entitled, pursuant to the terms of the ESOP and ESOP Committee procedures, to receive distributions of a percentage of their balances in the ESOP. It is the current policy of the ESOP Committee to keep all amounts related to the Company's Stock Fund invested in Common Stock, except for estimated cash reserves which are primarily used to provide future benefit distributions, future investment exchanges and other cash needs as determined by the ESOP Committee. If residual cash reserves in the ESOP are insufficient to provide cash benefit distributions and/or investment exchanges and the "put option " described below is not applicable, the ESOP Committee intends to offer the shares for sale in the Internal Market. Accordingly, investment exchanges of participant's investments held in the ESOP may be restricted. See "Market Information -- The Internal Market."

Vesting

     The ESOP vesting schedule currently provides that a participant's interest vests 50% after two years of service, 75% after 3 years of service, and 100% after 4 years of service, so that each participant's interest becomes fully vested after the participant is credited with four years of service. A participant's interest also becomes fully vested, notwithstanding the fact that the participant has not yet been credited with four years of service, at the time of such participant's attainment of the age of 65, permanent disability, or death while employed by the Company.

Distributions and Withdrawals

     If a participant's employment with the Company terminates on or after the date on which the participant attains the age of 65, the participant is entitled to receive a distribution of his or her entire interest in his or her ESOP account in accordance with the following schedule: 20% per year commencing after the year following such termination. In the event a participant dies while employed by the Company, the Trustee will make a distribution of the participant's interests in his or her ESOP account to the participant's spouse or, if such spouse has given proper consent or if the participant has no spouse, to the beneficiary designated by the participant. In the event the ESOP Committee determines that the participant has suffered a permanent disability while employed by the Company, the ESOP Committee may direct the Trustee to make a distribution of the participant's interest in his or her ESOP account to the disabled participant. Distribution may be made in cash and/or shares of Common Stock at the direction of the Trustee and ESOP Committee in accordance with the Plan.

     If a participant's employment with the Company terminates, other than by reason of permanent disability or death, prior to the date on which the participant attains the age of 65, the participant's vested interest in his or her Employee Stock Ownership Plan account generally will be paid as follows. If the participant's vested interest in his or her account is less than 100 shares, benefits are distributed as soon as practicable after termination of employment. If his or her vested interest in the account is 100 shares or more, the participant will receive a distribution of his or her account commencing after his or her fifth consecutive 12-month break in service occurs, in five annual installments.

     In the event that shares of Common Stock, at the time they are distributed out of the ESOP, are not "Readily Tradable Stock" (as that term is defined under Treasury Regulation Section 54.4975-7(b)(1)(iv)) or are subject to a "Trading Limitation" (as that term is defined under Treasury Regulation Section 54.4975-7(b)(10)), then they will be subject to a "put option" which gives the holder of such shares the right to require the Company to purchase all or a portion of such shares at their fair value during two limited time periods. The first of these periods is the 60-day period following the date on which the shares are distributed out of the ESOP and the second of these periods is the 60-day period following notification by the Company of the valuation of the Common Stock as soon as practicable after the beginning of the Plan Year commencing after
such distribution.   Such shares will also be subject to a right
of first refusal by the Company. See "Description of Capital Stock -- Restrictions on Common Stock."

     Under the terms of the Subscription Agreement between the ESOP and the Company as amended, the Company is obligated through December 31,1996, to pay under the aforementioned put option the higher of the fair value determined by the ESOP's independent financial advisor or $27.00 per share, provided that the Company's obligation to pay at the level of $27.00 per share is subject to a limitation that the difference between such fair value and $27.00 shall in no event exceed $16 million in the aggregate. As of February 1, 1995, the Company has paid a total of $4.1 million of the $16 million to retiring or terminating participants.

     After December 31, 1996, or at any earlier time that the $16 million limitation is reached, any purchases by the Company at times when shares distributed from the ESOP are not Readily Tradable Stock, the Company will honor its put obligation by paying for each such share the fair value required to be paid pursuant to the ESOP plan document. As of December 31, 1994, this price was determined to be $18.20 per share for shares allocated in the years 1988 through 1993 and $14.60 for shares allocated in 1994.

     Because the Internal Market does not currently satisfy the conditions necessary to permit the shares to be classified as Readily Tradable Stock, the shares will continue to be subject to the put option and will not be traded in the Internal Market, unless a distributee has declined to exercise his put right. In those instances in which Common Stock is distributed to participants in lieu of cash, participants cannot be assured that they will be able to sell their shares in any one quarterly Trade Date or over any specific period of time or at the Formula Price at the time of such sale. Accordingly, a participant's ability to sell shares of Common Stock distributed out of the ESOP could be adversely affected by any lack of liquidity in the Internal Market. See "Market Information -- The Internal Market."

     Participants are not permitted to make withdrawals under the ESOP prior to termination of employment. In the absence of a qualified domestic relations order to the contrary, a participant's interest in the ESOP may not be voluntarily or involuntarily assigned or hypothecated. Any permitted designee will be subject to the same rules and limitations applicable to the participant.

General Provisions of the ESOP and SARP

     The ESOP and SARP (collectively, the "Plans") each contain the following provisions:

Contribution Limitations

     The maximum contribution for any Plan Year which the Company may make to all Plans for the benefit of a participant (including contributions to the SARP as a result of salary deferral elections by participants), plus forfeitures, may not exceed the lesser of (i) $30,000 or (ii) 25% of the participant's compensation.

Administration

     The Plans are administered, respectively, by the SARP Administrative Committee and the ESOP Committee, whose members are appointed by and serve at the discretion of the Company's Board of Directors. The members of the Committees receive no compensation from the Plans for services rendered in connection herewith.

     The Committees have the power to supervise administration and control of each Plan's operations including the power and authority to (i) allocate fiduciary responsibilities, other than trustee responsibilities, among the Named Fiduciaries, (ii) designate agents to carry out responsibilities relating to the Plan, other than fiduciary responsibilities, (iii) employ legal, actuarial, medical, accounting, programming and other assistance as the ESOP Committee may deem appropriate in carrying out the Plan, (iv) establish rules and regulations for the conduct of the ESOP Committee's business and the administration of the Plan, (v) administer, interpret, construe and apply the Plan and determine questions relating to the eligibility, the amount of any participant's service and the amount of benefits to which any participant or beneficiary is entitled, (vi) determine the manner in which Plan assets are disbursed and (vii) direct the Trustee regarding investment of Plan assets, subject to the directions of participants when provided in the Plans.

Pass Through Voting and Tendering of Common Stock

     Each participant in the Plans has the right to instruct the Trustee on a confidential basis as to how to vote his or her proportionate interest in all shares of Common Stock held in the various Plans. The Trustee will vote all allocated shares held in the Plans, together with all unallocated shares held in the ESOP, as to which no voting instructions are received in the same proportion as the allocated shares in each Plan for which voting instructions have been received are voted. The Committees are required to notify participants of their pass through voting rights prior to each meeting of stockholders.

     In the event of a tender or exchange offer for the Company's securities, each participant in the Plans has the right, under current Plan procedures, to instruct the Trustee on a confidential basis whether or not to tender or exchange his or her proportionate interest in all shares of Common Stock held in the various Plans. The Trustee will not tender or exchange any allocated shares with respect to which no instructions are received from participants. Shares held in the Plans which have not yet been allocated to the accounts of participants will be tendered or exchanged by the Trustee, on a Plan-by-Plan basis, in the same proportion as the allocated shares held in each Plan are tendered or exchanged.

     The Trustee's duties with respect to voting and tendering of Common Stock are governed by the fiduciary provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). These fiduciary provisions of ERISA may require, in certain limited circumstances, that the Trustee override the votes, or decisions whether or not to tender, of participants with respect to Common Stock and to determine, in the Trustee's best judgment, how to vote the shares or whether or not to tender the shares.

Trustee

     Generally, the Trustee has all the rights afforded a trustee under applicable law, although the Trustee generally may exercise those rights at the direction of the Committee. Subject to this limitation and those set forth in the Plans and master trust agreement, the Trustee's rights include, but are not limited to, the right to (i) invest and reinvest the funds held in the Plans' trust in any investment of any kind, including qualifying employer securities and qualifying employer real property as such investments are defined in Section 407(d) of ERISA, and contracts issued by insurance companies, including contracts under which the insurance company holds Plan assets in a separate account or commingles separate accounts managed by the insurance company,
(ii) retain or sell the securities and other property held in the Plans' trust, (iii) consent or participate in any reorganization or merger in regard to any corporation whose securities are held in the Plans' trust (subject, in the case of the Company's securities, to the participants pass-through voting rights and right to instruct the Trustee in the event of a tender or exchange offer) and to pay calls or assessments imposed on the holder thereof and to consent to any contract, lease, mortgage or purchase or sale of any property between such corporation and any other parties, (iv) exercise all the rights of the holder of any security held in the Plans' trust, including the right to vote such securities (subject, in the case of the Company's securities, to the participants' pass-through voting rights), convert such securities into other securities, acquire additional securities and exchange such securities, (v) vote proxies and exercise any other similar rights of ownership, subject to the Committee's right to instruct the Trustee as to how (or the method of determining how) the proxies should be voted or such rights should be exercised and (vi) lend to participants in the Plans such amounts as the Committee directs.

     The Trustee's compensation and all other expenses incurred in the establishment, administration and operation of the Plans are borne by the respective Plans unless the Company elects to pay such expenses.

Administrative and Custodial Services

     The Company has entered into an administrative services agreement with Merrill Lynch, pursuant to which Merrill Lynch performs specified administrative services for the SARP, principally related to accounting and recordkeeping. Merrill Lynch's fees for these administrative services are borne by the SARP. Effective on or about August 1, 1995, the administrative responsibility of Merrill Lynch will be assumed by Buck Consultants, Inc.

Account Statements

     Each participant is furnished with a statement of his or her accounts in the respective Plans, no less than annually.

Amendment and Termination

     The Company has reserved the right to amend each of the Plans at any time and for any reason, except that no such amendment may have the effect of (i) generally causing any assets of the Plan trusts to be used for or diverted to any purposes other than providing benefits to participants and their beneficiaries and defraying expenses of the Plans, except as permitted by applicable law, (ii) depriving any participant or beneficiary, on a retroactive basis, of any benefit to which they would otherwise be entitled had the participant's employment with the Company terminated immediately prior to the amendment or
(iii) increasing the liabilities or responsibilities of a Trustee or an investment manager without its written consent.

     The Company has also retained the right to terminate any of the Plans at any time and for any reason. In addition, the Company may discontinue contributions to the Plans; provided, however, that any such discontinuation of contributions shall not automatically terminate the Plans as to funds and assets then held by the Trustee.

ERISA

     Each of the Plans is subject to ERISA, including reporting and disclosure obligations, fiduciary standards, and the prohibited transaction rules of Title I thereof. Since each of the Plans is an individual account plan under ERISA, neither of the Plans is subject to the jurisdiction of the Pension Benefit Guaranty Corporation ("PBGC") under Title IV of ERISA and the Plans' benefits are not guaranteed by the PBGC.

Federal Income Tax Consequences

     Each of the Plans is qualified under Section 401(a) of the Code. Qualification of the Plans under Section 401(a) of the Code has the following federal income tax consequences:

     (a) A participant will not be subject to federal income tax on Company contributions to the Plans at the time such contributions are made.

     (b) A participant will not be subject to federal income tax on any income or appreciation with respect to such participant's accounts under the Plans until distributions are made (or deemed to be made) to such participant.

     (c) A participant and the Company will not be subject to federal employment taxes on Company contributions to the Plans, except as set forth below with respect to certain Company contributions to the SARP.

     (d) The Plans will not be subject to federal income tax on the contributions to them by the Company and will not be subject to federal income tax on any of their income or realized gains, assuming that the Plans do not realize any unrelated business taxable income.

     (e) Eligibility for participation in the Plans will preclude or restrict an employee from making deductible contributions to an Individual Retirement Account ("IRA"), depending on the employee's marital status and adjusted gross income ("AGI") for the year. If an employee or his or her spouse is covered by an employer-maintained retirement plan (such as any of the Plans), an IRA deduction is available only if the participant's AGI does not exceed a phase-out level. For married couples, the phase-out of the IRA deduction begins at $40,000 of AGI and there is no deduction if the participant's AGI exceeds $50,000. The phase-out for single employees is $25,000/$35,000 of AGI. For AGI in the phase-out range, the IRA deduction limit is reduced by the ratio of AGI in excess of $40,000 or $25,000, whichever is applicable, to $10,000. AGI is determined before any IRA deduction, but after any elective deferrals to the SARP. To the extent that the IRA deduction is limited under these provisions, a non-deductible IRA contribution is permitted (in an amount equivalent to the reduction in the deductible IRA amount).


     (f) Subject to the contribution limitations contained in the Plans, the Company will be able to deduct the amounts that it contributes under the Plans, with the amount of such deduction generally equaling the amount of the contributions.

     (g) Distributions from the Plans will be subject to federal income tax under special, complex rules that apply generally to distributions from tax-qualified retirement plans. In general, a single distribution from any of the Plans will be taxable in the year of receipt at regular ordinary income rates (on the full amount of the distribution, exclusive of the amount of the participant's voluntary, non-deductible contributions made to those Plans which previously permitted such contributions) unless the distributee is eligible for and elects (i) to make a qualifying "rollover" of the amount distributed to an IRA or another qualified plan or (ii) to utilize 10-year averaging, 5-year averaging or partial capital gains taxation of the distribution. However, the tax on any portion of the qualifying lump sum distribution represented by "net unrealized appreciation" in Common Stock distributed shall be deferred until a subsequent sale or taxable disposition of the shares, unless the distributee elects not to have this deferral apply.

     A "lump sum distribution," for purposes of eligibility for deferral of tax on net unrealized appreciation, is defined as a distribution of the employee's entire vested interest under the Plan within one taxable year (i) on account of the participant's death or other separation from service or (ii) after participant has attained age 59. For a lump sum distribution to be eligible for 5-year averaging, the participant also must have been a participant in the Plan from which the distribution is made for at least five years prior to the year of distribution and must have attained age 59 when the distribution is received. Under a special transition rule, an individual who had attained age 50 on January 1, 1986, and who would otherwise be entitled to elect 5-year averaging (without regard to the age 59 requirement) may instead make a one-time election of 10-year averaging (at 1986) rates and may elect to have the pre-1974 portion of the distribution taxed at 1986 capital gains rates. The special 5-year or 10-year averaging treatment, as well as partial capital gains treatment, of lump sum distributions is applicable to a lump sum distribution from a Plan only if all other lump sum distributions (whether or not from the same Plan or Plans of a similar type) received during the same taxable year by the participant are treated in the same manner. Hence, for example, if a participant receives a lump sum distribution from the SARP and ESOP in the same taxable year, he or she could not elect to use 5-year or 10-year averaging on the SARP distributions while electing a rollover to an IRA of the distribution from the ESOP.

     "Early" distributions from the Plans will result in an additional 10% tax on the taxable portion of the distribution, except to the extent the distribution (i) is rolled over into an IRA or other qualified plan or (ii) is used for deductible medical expenses. "Early" distributions are in-service distributions (i.e., prior to termination of employment) prior to the date the participant attains age 59 unless due to the permanent disability of the participant, and distributions made following termination of service unless due to the death of the participant or made to a participant who terminated employment during or after the calendar year the participant attained the age of 55.

     (h) A participant (or his or her spouse in the event of the participant's death) who (i) receives a distribution from the Plans (other than certain mandatory distributions after age 70) and (ii) wishes to defer immediate tax upon receipt of such distributions, may transfer (i.e., "rollover") all or a portion thereof, exclusive of the amount of the participant's voluntary nondeductible contributions (made to those Plans which previously permitted the participant to make voluntary nondeductible contributions) received in the distribution, to either an IRA or, in the case of a participant, another qualified retirement plan. To be effective, the "rollover" must be completed within 60 days of receipt of the distribution. Alternatively, the participant or spouse may request a direct rollover from the Plans to an IRA or, in the case of a participant, to another qualified retirement plan.

     A participant (or his or her spouse) who does not arrange a direct rollover to an IRA or another qualified plan will be subject to mandatory federal income tax withholding at a rate of 20% of the taxable distribution, even if the participant or spouse later makes a rollover within the 60-day period.

     A participant (or his or her spouse) who makes a valid "rollover" to an IRA will defer payment of federal income tax until such time as such participant (or his or her spouse) actually begins to receive distributions from the IRA. IRA earnings accumulate on a tax-deferred basis until actually distributed; however, IRA funds may not be withdrawn without penalty until a participant (or his or her spouse) (i) attains the age of 59, (ii) becomes disabled or (iii) dies. The Code requires that distributions from an IRA or a qualified retirement plan begin no later than April 1 of the taxable year following the year in which an individual attains the age of 70, at which time periodic distributions may continue for the participant's lifetime or for a lifetime of the participant and the participant's spouse.

     (i) The Code imposes a 15% excise tax on "excess distributions" to an individual from all qualified retirement plans and IRAs (whether or not plans of the same employer). In general, an "excess distribution" is a distribution or distributions in excess of $112,500 in any calendar year (adjusted for cost-of-living increases). This limit is increased to $562,500 (also adjusted for cost-of-living) in the case of a lump sum distribution as to which a qualified recipient elects 5-year or 10-year averaging treatment. Also, an individual was entitled to elect on his or her 1988 federal income tax return to exclude benefits accrued as of August 1, 1996, but these benefits are considered in determining whether additional accrued benefits are subject to the tax. For those individuals who did not elect this special rule, the $112,500/$562,500 limit is increased to $150,000/$750,000.

     In addition to the federal income tax consequences applicable to all of the Plans, the Deferred Fund of the SARP is intended to be a qualified "cash or deferred arrangement" under
Section 401(k) of the Code. A participant in the SARP who elects to defer a portion of his or her compensation and have the Company contribute it to the SARP will not be subject to federal income tax on the amounts contributed at the time the contributions are made. However, these contributions will be subject to social security taxes and certain federal unemployment taxes. Elective deferrals by a participant to his or her SARP account is limited to $7,000 annually (adjusted for cost-of-living). This annual limit applies on an employee-by-employee basis to all 401(k) plans (including plans of other employers) in which the employee participates. For calendar year 1995, the adjusted limit is $9,240.

     Generally, the Company will be able to deduct the amounts that it contributes to the SARP pursuant to employee elections to defer a portion of their compensation, as well as any matching or additional Company contributions it makes to the Deferred Fund. The deduction will be equal to the amount of contributions made.

     With respect to loans from the SARP commencing after December 31, 1986, any interest paid by the participant will not be deductible, regardless of the purpose of the loan or use of the loan proceeds. Moreover, interest paid on any loan from any of the Plans by a "key employee," as defined in Section 416(i) of the Code, will not be deductible.

     The foregoing discussion is intended only as a summary of certain relevant federal income tax consequences and does not purport to be a complete discussion of all of the tax consequences of participation in the Plans. Accordingly, participants should consult their own tax advisors with respect to all federal, state and local tax effects of participation in the Plans. Moreover, the Company does not represent that the foregoing tax consequences will apply to any particular participant's specific circumstances or will continue to apply in the future and makes no undertaking to maintain the tax-qualified status of the Plans.

1995 Employee Stock Purchase Plan

General

     The 1995 Employee Stock Purchase Plan (the "Stock Purchase Plan" or "ESPP") was adopted on May 10, 1995, to become effective July 1, 1995. The Stock Purchase Plan is intended to qualify under Section 423(b) of the Code. The Stock Purchase Plan provides for the purchase of Common Stock by participating employees through voluntary payroll deductions. At each Trade Date, the Stock Purchase Plan will purchase for the account of each participant that whole number of shares of Common Stock which may be acquired from the funds available in the participant's stock purchase account, together with the Company's contribution described below. The Stock Purchase Plan is not subject to ERISA.

Eligibility

     Generally, all of the Company's employees are eligible to participate in the Stock Purchase Plan. No employee, however, who owns capital stock of the Company having more than five percent of the voting power or value of such capital stock will be able to participate. An employee's eligibility to participate in the Stock Purchase Plan will terminate immediately upon termination of employment with the Company.

     Employees may participate in the Stock Purchase Plan by completing a payroll deduction authorization in accordance with Company policy. The minimum payroll deduction allowed is $7.00 per week and the maximum allowable deduction is $450 per week. Further, no employee is entitled to purchase an amount of Common Stock having a fair market value (measured as of its purchase date) in excess of $25,000 in any calendar year pursuant to the Stock Purchase Plan and any other employee stock purchase plan that may be adopted by the Company.

Purchase of Shares/Discount

     Shares of Common Stock purchased under the Stock Purchase Plan will be acquired by the ESPP in the Internal Market. See "Market Information -- The Internal Market." Contributions by participants under the Stock Purchase Plan will be used by the ESPP to purchase shares at a discount established from time to time by the Compensation Committee, but not to exceed 15% of the prevailing Formula Price. The Company will either pay the discount portion to the ESPP in cash, or will deliver to the ESPP a sufficient number of shares having a value equal on the applicable Trade Date to the aggregate amount of the discount. The Board of Directors has established the discount rate at 5%.
A total of 100,000 shares has been reserved for possible issuance under the Plan in satisfaction of this contribution obligation.

Distribution and Withdrawals

     Shares of Common Stock acquired under the Stock Purchase
Plan will be allocated to each participant's account immediately following each quarterly Trade Date in which the acquisition occurred.

     Pursuant to the By-Laws, all shares of Common Stock purchased pursuant to the Stock Purchase Plan will be subject to the Company's right of first refusal in the event that the participant desires to sell such shares other than in the Internal Market. See "Description of Capital Stock --
Restrictions on Common Stock."

     Participants may withdraw the money held in their stock purchase accounts at any time prior to the acquisition of shares of Common Stock therewith, although upon doing so the participant will not be eligible to participate in the Stock Purchase Plan until 12 months after such withdrawal. No interest will be paid on the money held in the stock purchase accounts of the participants.

Amendment and Termination

     The Board of Directors of the Company may suspend or amend the Stock Purchase Plan in any respect, except that no amendment may (i) increase the maximum number of shares authorized to be issued by the Company under the Plan, (ii) increase the Company's contribution for each share purchased above 15% of the applicable purchase price for such share, (iii) cause the Stock Purchase Plan to fail to qualify under Section 423(b) of the Code or (iv) deny to participating employees the right at any time to withdraw from the Stock Purchase Plan and thereupon obtain all amounts then due to their credit in their Stock Purchase Accounts. The Stock Purchase Plan will terminate on December 31, 1999, unless extended by the Board of Directors.

Administration

     The Stock Purchase Plan is administered by the Compensation Committee. Members of the Compensation Committee receive no compensation from the Stock Purchase Plan for services rendered in connection therewith. The current members of the Compensation Committee are H. S. Winokur, Jr., R. E. Dougherty, and M. T. Masin. The address of each such person is DynCorp, 2000 Edmund Halley Drive, Reston, Virginia 22091-3436.

Federal Income Tax Consequences

     For federal income tax purposes, no taxable income will be recognized by a participant in the Stock Purchase Plan until the taxable year of sale or other disposition of the shares of Common Stock acquired under the Plan. However, there is some authority to the effect that FICA and federal and state unemployment insurance withholding may be required with respect to the discount portion only. When the shares are disposed of by a participant two years or more from the date such shares were purchased for the participant's account by the ESPP, the participant must recognize ordinary income for the taxable year of disposition to the extent of the lesser of (i) excess of the fair market value of the shares on the purchase date over the amount of the purchase price paid by the participant (the "Discount") or (ii) the amount by which the fair market value of the shares at disposition or death exceeds the purchase price, with any gain in excess of such ordinary income amount being treated as a long term capital gain, assuming that the shares are a capital asset in the hands of the participant. In the event of a participant's death while owning shares acquired under the Stock Purchase Plan, ordinary income must be recognized in the year of death in the amount specified in the foregoing sentence. When the shares are disposed of prior to the expiration of the two-year holding period (a "disqualifying disposition"), the participant must recognize ordinary income in the amount of the Discount, even if the disposition is by gift or is at a loss.

     In the case discussed above (other than death), the amount of ordinary income recognized by a participant is added to the purchase price paid by the participant and this amount becomes the tax basis for determining the amount of the capital gain or loss for the disposition of the shares.

     Net capital gains are currently taxed at a maximum federal income tax rate of 28%, compared to a maximum rate of 39.6% for ordinary income. However, limitations on itemized deductions and the phase out of personal exemptions may result in effective marginal tax rates higher than 28% for net capital gains and 39.6% for ordinary income.

     The Company will not be entitled to a deduction at any time for the shares issued in satisfaction of the discount obligation, if a participant holding such shares continues to hold his or her shares or disposes of his or her shares after the required two-year holding period or dies while holding such shares. If, however, a participant disposes of such shares representing the discount portion prior to the expiration of the two-year holding period, the Company is allowed a deduction to the extent of the amount of ordinary income includable in gross income by such participant for the taxable year as a result of the premature disposition of the shares.

     The foregoing discussion is intended only as a summary of certain relevant federal income tax consequences and does not purport to be a complete discussion of all of the tax consequences of participation in the Stock Purchase Plan. Accordingly, participants should consult their own tax advisors with respect to all federal, state and local tax effects of participation in the Stock Purchase Plan. Moreover, the Company does not represent that the foregoing tax consequences will apply to any participant's specific circumstances or will continue to apply in the future and makes no undertaking to maintain the tax-qualified status of the Stock Purchase Plan.


1995 Stock Option Plan

General

     The 1995 Stock Option Plan ("1995 Option Plan") was approved by the Company's Board of Directors on February 10, 1995, to become effective July 1, 1995. The 1995 Option Plan authorizes the granting of non-qualified stock options with respect to an aggregate of 1,250,000 shares of Common Stock, during the period July 1, 1995 through December 31, 1999. The Plan will terminate and all unexercised options will expire on December 31, 2007.

     The exercise price of options granted under the 1995 Option Plan is determined by the Compensation Committee and may not be less than 100% of the most recent Formula Price of the Common Stock on the date of grant. Upon the exercise of an option, the exercise price is fully payable, in whole or in part, in cash or in shares of Common Stock valued at the Formula Price on the date of exercise. Any withholding required as a result of the exercise of a non-qualified option may, at the discretion of the Compensation Committee, be satisfied by withholding in shares of Common Stock of the Company valued at the Formula Price on the date of exercise. All options granted pursuant to the 1995 Option Plan are non-transferable except by will or the laws of intestate succession.

     Options granted under the 1995 Option Plan may be exercised over a period specified in the stock option agreement (which period may not exceed seven years), subject to Plan vesting provisions described below. If an optionee's employment terminates as a result of death, permanent disability, or retirement before reaching age 65, all options may be exercised, to the extent vested at the date of termination, during the six month period following termination, but in no event after their respective expiration dates. If an optionee retires at or after age 65, all options, to the extent vested at the date of retirement, may, for up to one additional year (but in no event later than their respective expiration dates), be exercised by the optionee or by his legal representative or permitted assignee. Upon termination of employment for any other reason, all options (whether or not vested) will terminate as of the date of such termination of employment, unless otherwise authorized by the Compensation Committee (but in no event shall the option be exercisable for a period extending beyond 90 days following such termination).

Eligibility and Participation

     The persons eligible to receive options under the 1995 Option Plan are key employees and directors. No option may be granted to any individual who, at the time the option is granted, owns more than 10% of the total combined voting power of all classes of capital stock of the Company.

Vesting of Options

     The right to exercise options granted under the 1995 Option Plan shall vest at the rate of 20% per year during the five year period following the date of the grant. Options that are forfeited due to termination of employment or expiration shall be available for new grants under the Plan. All options shall expire seven years after the date of grant unless earlier exercised upon vesting. No grant of options will be made under the 1995 Option Plan that permits exercise after more than seven years from the date of the grant.

     In the event of a change of control involving the Company, all optionees will be guaranteed either the continuation of a comparable stock option plan with comparable rights (including identical rights with respect to options granted prior to such change of control), or the right within a reasonable period of time following such change of control, not to exceed one year, to exercise all granted options under the 1995 Option Plan, whether or not vested.

Amendment and Termination

     The 1995 Option Plan may be amended, suspended or terminated by the Board of Directors, except that no such amendment may, without the approval of the holders of outstanding shares of the Company having a majority of the general voting power, (i) increase the maximum number of shares for which options may be granted (other than by reason of changes in capitalization and similar adjustments), (ii) change the provisions of the 1995 Option Plan relating to the establishment of the exercise price (other than the provisions relating to the manner of determination of fair market value of the Company's capital stock to conform to any applicable requirements of the Code or regulations issued thereunder), or (iii) permit the granting of options to members of the Compensation Committee. No options will be granted under the 1995 Option Plan after December 31, 1999.

General Provisions

     All shares issued upon exercise of options granted under the 1995 Option Plan are subject to (i) the Company's right of first refusal in the event that the optionee desires to sell his or her shares other than in the Internal Market and (ii) the Company's right of repurchase upon termination of the optionee's employment or affiliation. See "Description of Capital Stock --Restrictions on Common Stock." Only shares of Common Stock will be issued upon exercise of options. See "Description of Capital Stock -- Common Stock."

     Grants of stock options may be contingent upon a requirement that such individuals purchase a specified number of shares of Common Stock in the Internal Market at the prevailing Formula Price. The Committee may also establish other terms relating to vesting and exercise, such as a target Formula Price.

     If the outstanding shares of the Common Stock of the Company are changed into, or exchanged for a different number or kind of shares or securities of the Company through reorganization, merger, recapitalization, reclassification, or similar transaction, or if the number of outstanding shares is changed through a stock split, stock dividend, stock consolidation, or similar transaction, an appropriate adjustment (determined by the Board of Directors in its sole discretion) will be made in the number and kind of shares and the exercise price per share of options which are outstanding or which may be granted thereafter.


Administration

     The 1995 Option Plan is administered by the Compensation Committee. The Compensation Committee is appointed annually by the Board of Directors, which may also fill vacancies or replace members of the Compensation Committee. Subject to the express provisions of the 1995 Option Plan, the Compensation Committee has the authority to (i) interpret the 1995 Option Plan, (ii) prescribe, amend and rescind rules and regulations relating to the Option Plans, (iii) determine the individuals to whom and the time or times at which options may be granted and the number of shares to be subject to each option granted under the 1995 Option Plan, (iv) determine the terms and conditions of the option agreements under the 1995 Option Plan (which need not be identical), and (v) make all other determinations necessary or advisable for the administration of the 1995 Option Plan. In addition, the Compensation Committee may, with the consent of the affected optionees and subject to the general limitations of the 1995 Option Plan, make any adjustment in the exercise price, the number of shares subject to, or the term of, any outstanding option by cancellation of such option and a subsequent regranting of such option, or by amendment or substitution of such option. Options which have been so amended, regranted or substituted may have higher or lower exercise prices, cover a greater or lesser number of shares of capital stock, or have longer or shorter terms, than the prior options. The members of the Compensation Committee receive no compensation from the 1995 Option Plan for services rendered in connection therewith.

Federal Income Tax Consequences

     All options granted under the 1995 Option Plan are non-qualified options. Generally, the optionee will not be taxed upon grant of any non-qualified option but rather, at the time of exercise of such option, the optionee will recognize ordinary income for federal income tax purposes in an amount equal to the excess of the fair market value at the time of exercise of the capital stock purchased over the exercise price. The Company will generally be entitled to a tax deduction at such time and in the same amount that the optionee realizes ordinary income.

     If capital stock acquired upon the exercise of a non-qualified option is later sold or exchanged, then the difference between the sale price and the fair market value of such capital stock on the date which governs the determination or ordinary income is generally taxable (provided the stock is a capital asset in the holder's hands) as long term or short-term capital gain or loss depending upon whether the holding period for such capital stock at the time of disposition is more or less than one year.

Exercise with Shares of Capital Stock

     If payment of the exercise price of a non-qualified option is made by surrendering previously owned shares of capital stock, the following rules apply:

     (a) No gain or loss will be recognized as a result of the surrender of shares in exchange for an equal number of shares subject to the non-qualified option;

     (b) The number of shares received equal to the shares surrendered will have a basis equal to the shares surrendered and a holding period that includes the holding period of the shares surrendered;

     (c) Any additional shares received (i) will be taxed as ordinary income in an amount equal to the fair market value of the shares at the time of exercise, (ii) will have a basis equal to the amount included in taxable income by the optionee, and
(iii) will have a holding period that begins on the date of the exercise.

     The foregoing discussion is intended only as a summary of certain federal income tax consequences and does not purport to be a complete discussion of all of the tax consequences of participation in the 1995 Option Plan. Accordingly, holders of options granted under the Option Plan should consult their own tax advisors for specific advice with respect to all federal, state or local tax effects before exercising any options and before disposing of any shares of capital stock acquired upon the exercise of an option. Moreover, the Company does not represent that the foregoing tax consequences apply to any particular option holder's specific circumstances or will continue to apply in the future.


Executive Incentive Plan

General

     The Company's current Executive Incentive Plan (the "EIP") became effective in 1993. The Plan provides for the annual award of discretionary bonuses based on the achievement of specific financial and individual performance goals. The EIP will be amended effective January 1, 1996, to provide for the payment of up to 20% of each award in the form of shares of Common Stock, based on the most recent Formula Price. 300,000 shares have been reserved for possible issuance under these plans for calendar years 1996 through 2000. The EIP is not subject to ERISA and is not intended to be qualified under Section 401(a) of the Code.

Eligibility and Participation

     The officers and approximately 70 of the key managerial employees of the Company designated by the Compensation Committee of the Board are eligible to participate in and receive bonuses under the EIP.

Awards

     Each year the Company establishes bonus pools representing the aggregate targeted bonuses negotiated in advance with Plan participants. Awards under the EIP are generally made based upon the achievement of certain individual and financial performance criteria. Awards under the EIP are made based on recommendations of the CEO to the Compensation Committee. Awards of bonuses under the EIP are generally distributed after the end of the fiscal year to which the bonus relates. Pursuant to the By-Laws, all shares of Common Stock awarded under the EIP will be subject to the Company's right of first refusal and the Company's right of repurchase upon termination of employment or affiliation. See "Description of Capital Stock -- Restrictions on Common Stock." Awards of bonuses, including potential shares of Common Stock may also be subject to forfeiture, in whole or in part, in the event of the termination of the recipient's employment or affiliation with the Company prior to the date for payment of awards.

     Pursuant to the EIP, bonuses to the Chief Executive Officer must be approved by the Compensation Committee. Members of the Compensation Committee are ineligible to receive awards under the EIP. For services rendered during the fiscal year ended December 31, 1994, a total of 56 individuals received an aggregate of approximately
$2.1 million in cash bonuses under the EIP. No shares of common stock were issued.

Federal Income Tax Consequences

     Awards under the EIP of cash bonuses and shares of Common
Stock that are not subject to forfeiture are taxable as ordinary income to the recipient in the year received.

     The foregoing discussion is intended only as a summary of certain federal income tax consequences and does not purport to be a complete discussion of all of the tax consequences of participation in the Plans. Accordingly, recipients of awards under the Plans should consult their own tax advisors with respect to all federal, state, and local tax effects of participation in the Plans. Moreover, the Company does not represent that the foregoing tax consequences will apply to any particular participant's specific circumstances.

Amendment and Termination

     The EIP may at any time be amended or terminated by the Board of Directors, except that no amendment or termination may, without a recipient's consent, affect any bonus award previously made to such recipient.

Administration

     The  EIP is administered by the Compensation Committee.


                               MANAGEMENT

Directors and Executive Officers

The directors and other executive officers of the Company are:

Herbert S. Winokur, Jr., 51     Director and Chairman of the Board
    since 1988, term expires 1996. President, Winokur Holdings, Inc. (investment company). Formerly Senior Executive Vice President, Member, Office of the President, and Director, Penn Central Corporation. Director of ENRON Corporation; NacRe Corp.; NHP, Inc.; and Marine Drilling Companies, Inc.

Dan R. Bannister, 64*           Director since 1985, term expires 1995.
    Chief Executive Officer since 1985; President since 1984.
    Director of Industrial Training Corporation.

T. Eugene Blanchard, 64*        Director since 1988, term expires 1997.
    Senior Vice President and Chief Financial Officer since 1979.

Russell E. Dougherty, 74        Director since 1989, term expires 1996.
    Attorney, McGuire, Woods, Battle & Boothe (law firm). Retired General, United States Air Force; served as Commander-in-Chief, Strategic Air Command and Chief of Staff, Allied Command, Europe. From 1980 to 1986 served as Executive Director of the Air Force Association and Publisher of Air Force Magazine. Former member of the Defense Science Board; Trustee of the Institute for Defense Analysis; and Vice Chairman and Director of The Aerospace Corp.

James H. Duggan, 59*            Director since 1988, term expires 1996.
    Executive Vice President since 1987; President of Advanced
    Technology Services Sector since July, 1994; President of Applied Sciences Group from 1991 to 1994.

Paul V. Lombardi, 53*           Director since July, 1994, term expires
    1997. Executive Vice President since 1994; President, Government Services Sector since July 1994; Vice President 1992 to 1994; President of Government Services Group 1992 to 1994. Senior Vice President and Group General Manager, Planning Research
    Corporation from 1990 to 1992. Senior Vice President and Group General Manager, Advanced Technology Inc. from 1988 to 1990.

Michael T. Masin, 50            Director since November, 1994, term
    expires, 1995. Vice Chairman of GTE Corporation since 1993. Partner, O'Melveny & Myers, 1976 through 1993. Director of GTE Corporation and Trust Company of the West. Member of the Board of Trustees of American University; Member of Council on Foreign Relations and a Member of Business Committee for Board of Trustees of Museum of Modern Art.

Dudley C. Mecum II, 60          Director since 1988, term expires 1997.
    Partner, G. L. Ohrstrom & Co. (investment company). Formerly Chairman of Mecum Associates, Inc. Served as Group Vice
    President and Director, Combustion Engineering, Inc. Director of The Travelers Inc., Lyondell Petrochemical Company, Vicorp Restaurants Inc., Fingerhut Companies, Inc., and Roper Industries Inc.

David L. Reichardt, 52*         Director since 1988, term expires 1995.
    Senior Vice President and General Counsel since 1986. President of Dynalectric Company, a subsidiary of DynCorp, from 1984 to 1986. Vice President and General Counsel of DynCorp from 1977 to 1984.

Patrick G. Deasy, 56*           Vice President since 1993; President of
    DynAir Services Inc. since 1985.

Gerald A. Dunn, 61*             Vice President since 1973; Controller since
    1967.

Mark C. Filteau, 44*            President of Federal Sector, Information
    and Engineering Technology since December 1, 1994.  President of
    PRC Public Sector, March 1992 to November 1994. Vice President and Senior Vice President of BDM International from 1986 to 1992.

H. Montgomery Hougen, 60        Vice President since July, 1994;
    Corporate Secretary and Deputy General Counsel since 1984.

Richard A. Hutchinson, 50        Treasurer since 1978.

Marshal J. Hyman, 49             Vice President since 1993; Director of
    Taxes since 1986.

Marshall S. Mandell, 52          Vice President, Business Development,
    Government Sector since July, 1994; Vice President Business
    Development Applied Science Group from February 1992 to 1994.

Carl H. McNair, Jr., 61*        Vice President since July, 1994;
    President, Federal Sector, Enterprise Management since July,
    1994; President, Support Services Division from 1990 to 1994.

Ruth Morrel, 40                 Vice President, Law & Compliance since July,
    1994; Group General Counsel from 1984 to 1994.

John H. Saunders, 38*           Vice President, Finance since 1993;
    Director of Corporate Finance since 1990; Vice President,
    Finance, Government Services Group from 1987 to 1990.

Holton B. Shipman, Jr., 48*     Vice President since July, 1994;
    President, Federal Sector, Environmental, Energy & National
    Security Programs since July, 1994.

Richard E. Stephenson, 59       Vice President, Technology &
    Government Relations since July, 1994; Vice President Strategic Planning, Government Services Group from 1991 to 1994.

John L. Sullivan, 59            Vice President of Human Resources,
    Quality & Administration since January, 1995; Vice President of Human Resources, Paramax Systems Corporation from 1986 to 1994.

Richard L. Webb, 62*            Vice President since 1988; President of
    DynAir Technical Services Group since 1993, President of Aviation Services Group from 1985 to 1993.

Harold J. M. Williams, 58*      Vice President since July, 1994;
    President, Federal Sector, Aerospace Technology since July, 1994; President, Aerospace Operations Division from 1993 to 1994; Vice President Business Development Government Services Group from 1990 to 1993.

Robert G. Wilson, 53            Vice President and General Auditor since 1985.

    * Officers designated by an asterisk are deemed to be officers for purposes of Rule 16a-1(f), as promulgated in Release No. 34-28869.


                          EXECUTIVE COMPENSATION

     The following table sets forth information regarding annual and long-term compensation for the chief executive officer and the other four most highly compensated executive officers of the Company. The table does not include information for any fiscal year during which a named executive officer did not hold such a position with the Company.


                                                  Summary Compensation Table

                                                                      Long Term Compensation
                                       Annual Compensation             Awards              Payouts
 (a)                           (b)     (c)         (d)            (f)          (g)           (h)         (i)
                                                               Restricted   Securities                  All Other
                                                                 Stock      Underlying      LTIP         Compen-
Name and Principal                       Salary      Bonus      Award(s)     Options/      Payouts       sation
Position                      Year       ($)(4)      ($)(1)      ($)(2)        SARs          ($)         ($)(3)
Dan R. Bannister              1994      350,000     165,000                                            27,159
President & Chief             1993      339,896     155,000                                            17,465
Executive Officer             1992      317,800     140,000                                            16,634

James H. Duggan               1994      243,147      95,000                                            19,875
Executive Vice President &    1993      248,736      90,000                                            12,813
Sector President              1992      234,688      80,000                                            13,767

Paul V. Lombardi              1994      240,405      95,000                                            19,394
Executive Vice President &    1993      219,663     100,000      105,000                               11,960
Sector President              1992       47,859      60,000      105,000                                2,338

T. Eugene Blanchard           1994      196,915      95,000                                            19,876
Senior Vice President &       1993      200,591      90,000                                            17,018
Chief Financial Officer       1992      189,131      75,000                                            16,634

David L. Reichardt            1994      190,547      95,000                                            17,906
Senior Vice President &       1993      193,371      90,000                                            11,793
General Counsel               1992      181,934      75,000                                            10,360

(1) Column (d) reflects bonuses earned and expensed during year, whether paid during or after such year.

(2) Value of restricted stock units determined in accordance with Restricted Stock Plan. There is no provision to pay dividends on restricted stock units. The following table reflects the number of restricted stock units in the respective accounts of the named individuals, whether vested or unvested, and the aggregate valuation as of December 31, 1994.

           Name                  No. of Units         Value ($)

           Dan R. Bannister         54,661             994,830
           James H. Duggan          58,212           1,059,458
           Paul V. Lombardi         12,000             218,400
           T. Eugene Blanchard      47,467             863,899
           David L. Reichardt       32,030             582,946

(3) Column (i) includes individual's pro rata share of the Company's contribution to the ESOP Trust, estimated for 1994, and the Company-paid portion of group term-life insurance and split-premium life insurance premiums covering the individual, as reflected in the following table.

                            ESOP Contributions ($)     Insurance Premiums ($)

      Name                  1994    1993      1992      1994   1993    1992

      Dan R. Bannister      6,832   8,912   8,912      20,327   8,553   7,722
      James H. Duggan       6,832   8,912   8,912      13,043   3,901   4,855
      Paul V. Lombardi      6,832   8,912   1,810      12,562   3,048     528
      T. Eugene Blanchard   6,832   8,912   8,912      13,044   8,106   7,722
      David L. Reichardt    6,832   8,912   8,912      11,074   2,881   1,448


(4)   1993 salary included special year-end adjustment.

Compensation of Directors

     Non-employee directors of the Company receive an annual retainer fee of $16,500 as directors and $2,750 for each committee on which they serve. The Company also pays non-employee directors a meeting fee of $1,000 for attendance at each Board meeting and $500 for attendance at committee meetings. Directors are reimbursed for expenses incurred in connection with attendance at meetings and other Company functions.

Directors and Officers Liability Insurance

     The Company has purchased and paid the premium for insurance in respect of claims against its directors and officers and in respect of losses for which the Company may be required or permitted by law to indemnify such directors and officers. The directors insured are the directors named herein and all directors of the Company's subsidiaries. The officers insured are all officers and assistant officers of the Company and its subsidiaries. There is no allocation or segregation of the premium as regards specific subsidiaries or individual directors and officers.

Employment-Type Contracts

     In September, 1987, the Company entered into change-in-control severance agreements with Messrs. Bannister, Duggan, Blanchard, and Reichardt, and certain other executive officers of DynCorp (the "Severance Agreements"). Each Severance Agreement provides that certain benefits, including a lump-sum payment, will be triggered if such executive is terminated following a change in control during the term of that executive's Severance Agreement, unless such termination occurs under certain circumstances set forth in the Severance Agreements. The Severance Agreements expire on December 31, 1995, but they are automatically extended unless the Board of Directors determines otherwise. The amount of such lump sum payment would be equal to
2.99 times the sum of the executive's annual salary and the average annual amount paid to the executive pursuant to certain applicable compensation-type plans in the three years preceding the year in which the termination occurs. Other benefits include payment of any incentive compensation which has been allocated or awarded but not yet paid to the executive for a fiscal year or other measuring period preceding termination and a pro rata portion to the date of termination of the aggregate value of incentive compensation awards for uncompleted periods under such plans. Each Severance Agreement also provides that, if the aggregate of the lump sum payment to the executive and any other payment or benefit included in the calculation of "parachute payments" within the meaning of Section 280G of the Internal Revenue Code exceeds the amount the Company is entitled to deduct on its federal income tax return, the severance payments shall be reduced until no portion of the aggregate termination payments to the executive is not so deductible or the severance payment is reduced to zero. The Severance Agreements also provide that the Company will reimburse the executive for legal fees and expenses incurred by the executive as a result of termination except to the extent that the payment of such fees and expenses would not be, or would cause any other portion of the aggregate termination payments not to be, deductible by reason of Section 280G of the Code.

Compensation Committee Interlocks and Insider Participation

     The members of the Compensation Committee of the Board of Directors during 1994 were: Herbert S. Winokur, Jr., Chairman of the Board and Director; and Russell E. Dougherty, Director, and, as of November, 1994, Michael T. Masin, Director. None of the members are current or former employees of the Company, and, except for Mr. Winokur, none have any relationship with the Company of the nature contemplated by Rule 404 of Regulation S-K.


     Mr. Winokur is the President of Winokur Holdings, Inc., which is the managing partner of Capricorn Holdings, G. P., which in turn is the general partner of Capricorn.

     On February 12, 1992, the Company loaned $5,500,000 to Cummings Point Industries, Inc. ("CPI"), a Delaware corporation of which Capricorn owns more than 10%. The indebtedness is represented by a promissory note (the "Note"), bearing interest at the annual rate of 17%, which provides that interest is payable quarterly but that interest payments may be added to the principal of the Note rather than being paid in cash. The Note was due six months after issuance, but it has been, and may continue to be, automatically extended for three-month periods. By separate agreement, Capricorn agreed to purchase the Note from the Company upon three months' notice, for the amount of outstanding principal plus accrued interest. The purchase obligation is secured by certain common stock and warrants issued by the Company and owned by Capricorn.

     No executive officer of the Company serves on the board of directors or compensation committee of any entity (other than subsidiaries of the Company) whose directors or executive officers served on the Board of Directors or Compensation Committee of the Company.

      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Voting Securities

     As of April 19, 1995, the Company had 8,715,200 shares of Common Stock and 123,711 shares of Class C Preferred outstanding, which constituted all the outstanding voting securities of the Company. If all the shares issuable upon exercise of outstanding warrants, all the shares issuable upon conversion of outstanding Class C Preferred and exercise of related warrants, and shares issuable as a result of immediate vesting and expiration of deferrals under the former Restricted Stock Plan were to be issued, the outstanding voting securities following such dilution would consist of 13,567,837 shares of Common Stock (and no shares of Class C Preferred). The following tables show beneficial ownership of issued voting shares as a percentage of currently outstanding stock and beneficial ownership of issued and issuable shares as a percentage of common stock on a fully diluted basis assuming all such conversions, exercises, and issuances.

Security Ownership of Certain Beneficial Owners

     The following table presents information as of April 19, 1995, concerning the only known beneficial owners of five percent or more of the Company's Common Stock and Class C Preferred.



                                              Amount &                   Amount &
                                             Nature of                  Nature of        Percent
                                           Ownership of                Ownership of        of
Name and Address of              Title of   Outstanding    Percent      Diluted          Diluted
Beneficial Owner                  Class       Shares      of Class     Shares (3)      Shares (3)

Trustee of the DynCorp           Common      6,235,687       71.5%      6,235,687        46.0%
Employee Stock Ownership Trust               Direct(1)                  Direct(1)
c/o DynCorp
2000 Edmund Halley Dr.
Reston, VA  22091

Capricorn Investors, L.P.(2)     Common      292,369          3.4%      4,117,127        30.3%
72 Cummings Point Road                       Direct                     Direct
Stamford, CT  06902

Capricorn Investors, L.P.(2)     Class C     123,711          100%      N/A                -
72 Cummings Point Road           Preferred   Direct
Stamford, CT  06902


(1)    Shares  are held  for the accounts  of participants  in the ESOP.   When
       allocated to individual participant accounts, shares are voted upon instruction of the individual participants. Unallocated shares and shares for which no instructions have been received are voted proportionately with instructed shares.

(2) Herbert S. Winokur, Jr., Chairman of the Board and a Director of the Company, is the President of Winokur Holdings, Inc., which is the managing partner of Capricorn Holdings, G.P., which in turn is the general partner of Capricorn Investors, L.P.

(3) Assumes exercise of all outstanding warrants, conversion of Class C Stock, exercise of warrants issuable upon such conversion, full vesting of all remaining Restricted Stock Plan units, and distribution of all deferred units under Restricted Stock Plan.


Security Ownership of Management(1)

             Beneficial  ownership  of  the   Company's  equity  securities  by
directors and nominees for election to the Board, and all current officers and directors as a group, are set forth below:

                                     Amount & Nature                  Amount & Nature       Percent
                                      of Ownership        Percent       of Ownership          of
Name and Title of      Title of      of Outstanding         of           of Diluted         Diluted
Beneficial Owner         Class           Shares(2)        Class(3)        Shares(4)        Shares(3)(4)

D. R. Bannister         Common        301,478   Direct}     3.5%       354,191    Direct}      2.7%
President & Director                    7,356   Indirect}                7,356    Indirect}
T. E. Blanchard         Common        146,019   Direct}     1.8%       193,486    Direct}      1.5%
Senior Vice President                  14,292   Indirect}               14,292    Indirect}
& Director
R. E. Dougherty         Common          1,870   Direct       *           1,870    Direct        *
Director
J. H. Duggan            Common        122,306   Direct}     1.6%       179,330    Direct}      1.4%
Executive Vice                         12,723   Indirect}               12,723    Indirect}
President & Director
P. V. Lombardi          Common          5,275   Direct}      *          17,275    Direct}       *
Executive Vice                            831   Indirect}                  831    Indirect}
President & Director
Michael T. Masin                       --        --          --          2,000    Direct        *
Director
D. C. Mecum II          Common         --        --          --          1,870    Direct        *
Director
D. L. Reichardt         Common         67,336    Direct}     *          81,798    Direct}       *
Senior Vice President                  10,983    Indirect}              10,983    Indirect}
& Director
H. S. Winokur, Jr.(5)   Common        292,369    Indirect   3.4%     4,117,127    Indirect    30.3%
Chairman of the
Board & Director        Class C       123,711    Indirect   100%       N/A                     --
                        Preferred

All officers and        Common        908,937    Direct}    15.0%    1,201,548  Direct}       40.0%
directors as a group                  400,294    Indirect}           4,225,052  Indirect}

                        Class C       123,711    Indirect}  100%       N/A         --          --
                        Preferred


(1) Includes information as of April 19, 1995. Shares held by the ESOP trustee but within individual voting control are included in the table, whether or not vested.

(2) Restricted stock units which have not been vested and converted into shares of stock and distributed pursuant to the Company's Restricted Stock Plan as of April 19, 1995 are not transferable by or within the voting control of the participants. Such units are not included in outstanding shares.

(3) An asterisk indicates that beneficial ownership is less than one percent of the class.

(4) Assumes exercise of all outstanding warrants, conversion of Class C Preferred, exercise of warrants issuable upon such conversion, full vesting of all remaining Restricted Stock Plan units, and distribution of all deferred units under Restricted Stock Plan.

(5)   Includes  securities owned  by  Capricorn.    See  preceding  table  for
      relationship of Mr. Winokur thereto.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Mr. Dougherty is of counsel to the law firm of McGuire, Woods, Battle & Boothe, which firm has provided legal services to the Company from time to time.

     Officers and directors who obtained securities through the Company's Management Employees Stock Purchase Plan and Restricted Stock Plan are subject to the Stockholders Agreement. Under the terms of the Stockholders Agreement, the Company's securities can not be sold individually to outside parties. Management employees of the Company whose employment is terminated may elect to retain their securities indefinitely, or under certain circumstances may be required to sell such securities, at the Formula Price, to the other parties to the Stockholders Agreement or to the Company, and the Company is required to repurchase such securities at the Formula Price, subject to restrictions imposed by its Certificate of Incorporation and various financing agreements. See "Description of Capital Stock -- Class C Preferred Stock."

Indebtedness of Related Entities

     See "Compensation Committee Interlocks and Insider
Participation" and "Business -- Factoring of Receivables."


                     DESCRIPTION OF CAPITAL STOCK

General

     The authorized capital stock of the Company consists of 15 million shares of Common Stock, par value $0.10 per share, and 123,711 shares of Class C Preferred, par value $0.10 per share. As of April 19, 1995, there were 385 holders of record of Common Stock and one holder of record of Class C Preferred. The authorized capital stock of the Company also includes 3,500,000 shares of 17% Redeemable Pay-in-Kind Class A Preferred Stock, Par value $0.10 per share, all of the outstanding shares of which were redeemed in February, 1992, and 620,000 shares of 18% Redeemable Pay-in-Kind Class B Preferred Stock, par value $24.25 per share, all of the outstanding shares of which were redeemed in July, 1989; no shares of either class are outstanding.

     As of April 19, 1995, there were also outstanding 3.4 million Warrants to acquire an identical number of shares of Common Stock at an exercise price of $0.25 per warrant. Warrants were issued at the rate of 6.6767 Warrants for each share of Common Stock acquired by certain management and other stockholders on March 11, 1988 prior to the LBO, and 942,563 Warrants were issued to an affiliate of the lead bank financing the LBO. A total of 5,066,009 Warrants were issued, of which 1,666,558 have been exercised or surrendered through April 19, 1995. Upon conversion of the Class C Preferred, 825,981 additional Warrants will be issued.

     The following is a summary of certain of the detailed provisions of the Certificate of Incorporation and by-laws of the Company regarding the Company's capital stock. The summary is not complete and is qualified in its entirety by reference to the Certificate of Incorporation and to the by-laws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

Amendment of Certificate of Incorporation

     The Board of Directors has recommended to the stockholders a resolution amending the Certificate of Incorporation to increase the authorized number of shares of Common Stock from 15 million to 20 million. Approval of such amendment is expected, and the amendment will be necessary in order to permit the company to issue or sell a substantial portion of the shares being offered hereby. The amendment will also eliminate the Class A and Class B Preferred Stock currently authorized.

Common Stock

     The holders of Common Stock are entitled to one vote per share of each share held of record in elections for directors and on all other matters required or permitted to be approved by a vote of stockholders of the Company. Each share of Common Stock is equal in respect of rights and liquidation and rights to dividends and to distributions. Stockholders of the Company do not and will not have any preferred or preemptive rights to subscribe for, purchase or receive additional shares of any class of capital stock of the Company, or any options or warrants for such shares, or any rights to subscribe for or purchase such shares, for any securities convertible into or exchangeable for such shares, which may be issued, sold or offered for sale by the Company.

Restrictions on Common Stock

     The Board of Directors of the Company amended the By-Laws on May 10, 1995, to provide that, as to any share of Common Stock issued on or after May 11, 1995, such share may not be sold or transferred by the holder thereof to any third party, other than
(1) by descent or distribution, (2) by bona fide gift, or (3) by bona fide sale after the holder thereof has first offered in writing to sell the share to the Company at the same price and under substantially the same terms as apply to the intended sale and the Company has failed or declined in writing to accept such terms within 14 days of receipt of such written offer or has refused to proceed to a closing on the transaction within a reasonable time after such acceptance; provided, however, that the sale to the third party following such failure, declination, or refusal must be made on the same terms which were not previously accepted by the Company and within 60 days following such event, or the Company must again be offered such refusal rights prior to a sale of such share; provided further, however, that this right does not apply to (A) any transactions made at the current Formula Price through the Internal Market; (B) any transactions made at any time while the Common Stock is listed for trading on a national securities exchange or on the over-the-counter market; (C) sales to the ESOP; or (D) shares which have been reissued to the holder in exchange for shares issued prior to May 11, 1995 to the extent such previously issued shares were not subject to any right of first refusal by the Company or its shareholders.

Class C Preferred Stock

     The Class C Preferred ranks senior and prior to the Common Stock in the case of a liquidation, dissolution or winding-up of the affairs of the Company, and bears annual dividends in the amount of $4.365 per share, which while unpaid compound quarterly at 18% per annum, but are only paid in the event of a liquidation of the Company or the payment by the Company of dividends on its Common Stock. The holder of the Class C Preferred is entitled to convert each share of Class C Preferred into a share of Common Stock upon the giving of appropriate notice. The holder of Class C Preferred is entitled to vote, one vote for each share of Class C Preferred, with the holders of the outstanding shares of Common Stock of the Company; provided, that each share of Class C Preferred is entitled to vote as a separate class with respect to any proposal by the Company to create, incur or assume indebtedness for borrowed money in excess of $15 million; guarantee or undertake any lease in the principal amount of $2 million or more; issue additional shares of capital stock (except to the extent necessary to satisfy obligations previously approved with respect to the conversion of the Warrants); declare or pay dividends; employ or terminate the Chief Executive Officer; lend money or incur obligations to any officer, director or stockholder in excess of $1.5 million; repurchase any of the Company's securities in excess of fair market value of $250,000 per year, and certain other significant transactions. These voting rights give the holder of the Class C Preferred the ability to effectively control the Company with respect to certain major corporate decisions. Consequently, actions that might otherwise be approved by a majority of the holders of Common Stock could be vetoed by the holder of the Class C Preferred. See "Risk Factors -- Class C Preferred Stock Rights and Preferences."

Stockholders Agreement

     Capricorn, certain other investors and certain of the management group of the Company who hold shares of Common Stock are parties to the Stockholders Agreement. Under the terms of the Stockholders Agreement, approximately 200 management stockholders who own 2,695,385 or 20% of the fully diluted outstanding shares of Common Stock have agreed, among other things, to vote for the election of a Board of Directors consisting of four management group nominees, four Capricorn nominees and a joint nominee who would be elected if needed to break a tie vote. Since the management group stockholders and Capricorn, directly and through ESOP shareholdings, represent a majority of the shares of Common Stock necessary to elect the Company's Board of Directors, it is unlikely that other stockholders acting in concert or otherwise will be able to change the composition of the Board of Directors before March 11, 1999, the expiration date of the Stockholders Agreement. See "Risk Factors -- Stockholders Agreement."

                    VALIDITY OF COMMON STOCK

     The validity of the Common Stock offered hereby will be passed upon for the Company by H. Montgomery Hougen, Vice President, Corporate Secretary, and Deputy General Counsel. As of April 19, 1995, Mr. Hougen owned of record 18,757 shares of Common Stock and beneficially owned a total of 7,400 shares through the Company's benefit plans.


                            EXPERTS

     The financial statements and schedules included in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


                     AVAILABLE INFORMATION

     The Company has filed with the SEC a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes and schedules filed as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the SEC as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Registration Statement, including the exhibits thereto, and the financial statements and notes and schedules filed as a part thereof, as well as such reports and other information filed with the SEC, may be inspected without charge at the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's regional offices, 75 Park Place, New York, New York 10007 and Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of all or part thereof may be obtained from those offices upon payment of certain fees prescribed by the Commission.

     The Company undertakes to provide, without charge, to any person, including a beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference into this Prospectus, without exhibits (unless such exhibits are incorporated by reference into such documents). Requests for such copies should be directed to: DynCorp, 2000 Edmund Halley Drive, Reston, Virginia 22091-3436; Attention: Corporate Secretary (telephone (703) 264-9108).


             COMMISSION POSITION ON INDEMNIFICATION

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 below, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



No dealer, salesperson or any other
person has been authorized to
give any information or to make any
representations other than
those contained in this Prospectus
in connection with the offer
contained herein, and, if given or
made, information or
representations must not be relied
upon as having been authorized                      PROSPECTUS
by the Company.  This Prospectus
does not constitute an offer of
any securities other than those to
which it relates or an offer
to sell, or a solicitation of an
offer to buy, to any person in
any jurisdiction in which such
offer or solicitation is not
authorized, or to any person to
whom it is not lawful to make
such an offer or solicitation.
Neither delivery of this
Prospectus nor any sale made                      11,969,313 Shares
hereunder at any time implies that
information contained herein is
correct as of any time subsequent
to the date hereof.


           TABLE OF CONTENTS

                                                       DYNCORP

Prospectus Summary
Risk Factors
Use of Proceeds
The Company                                         Common Stock
Selected Financial Data                      par value $0.10 per share
Management's Discussion and
    Analysis of Financial Condition
    and Results of Operations
Business
Management
Beneficial Ownership of the Company's Stock
Certain Relationships and Related Transactions
Description of Capital Stock
Legal Matters
Experts
Available Information
Index to Consolidated Financial Statements

                                                      May 12.1995



                                INDEX TO FINANCIAL STATEMENTS





Report of Independent Accountants

Financial  Statements

Balance Sheets at December 31, 1994 and 1993

Statements of Income for the three years ended December 31, 1994

Statements of Changes in Stockholders' Equity for the three years ended December 31, 1994

Statements of Cash Flows for the three years ended December 31, 1994

Notes to Financial Statements




                 Report of Independent Public Accountants

To DynCorp:

We have audited the accompanying consolidated balance sheets of DynCorp (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DynCorp and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in Item 16(b) of the Form S-1 are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Washington, D.C.,
March 21, 1995.
                                                     ARTHUR ANDERSEN LLP



DynCorp and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)


                                                                December 31,
                                                              1994       1993
Assets

Current Assets:
 Cash and short-term investments (includes restricted
  cash and short-term investments of $8,748 in 1994
  and $17,632 in 1993) (Notes 2 and 5)                     $ 12,404   $  22,806
 Notes and current portion of long-term receivables (Note 2)    393         235
 Accounts receivable and contracts in process
 (Notes 2, 3 and 5)                                         208,519     177,470
 Inventories of purchased products and supplies,
  at lower of cost (first-in, first-out) or market            6,354       6,467
 Deferred income taxes (Note 12)                              2,698           -
 Other current assets                                         5,094       6,851
    Total Current Assets                                    235,462     213,829

 Long-term Receivables, due through 2004 (Note 2)             1,594         274

 Property and Equipment, at cost (Notes 1, 4 and 16):
 Land                                                         5,394       5,539
 Buildings and leasehold improvements                        34,321      33,498
 Machinery and equipment                                     68,803      64,907
                                                            108,518     103,944
 Accumulated depreciation and amortization                  (48,156)    (42,996)
  Net property and equipment                                 60,362      60,948


 Intangible Assets, net of accumulated amortization
  (Notes 1, 11 and 17)                                       94,792      93,890

 Other Assets (Notes 2 and 5)                                10,120      13,515
                    Total Assets                           $402,330    $382,456


              See accompanying notes.




DynCorp and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

                                                               December 31,
                                                             1994        1993

Liabilities, Redeemable Common Stock and Stockholders' Equity

 Current Liabilities:
 Notes payable and current portion of long-term debt
  (Notes 2 and 5)                                          $  3,344    $  3,837
  Accounts payable (Note 2)                                  25,529      25,376
  Deferred revenue and customer advances (Note 1)             5,389       2,178
  Accrued income taxes (Notes 1 and 12)                          30       3,074
  Accrued expenses (Note 6)                                 110,091     105,578
    Total Current Liabilities                               144,383     140,043

 Long-term Debt (Notes 2, 5 and 17)                         230,608     216,425

 Deferred Income Taxes (Notes 1 and 12)                       1,210       1,269

 Other Liabilities and Deferred Credits (Note 2)             16,591      16,353
    Total Liabilities                                       392,792     374,090

 Commitments, Contingencies and Litigation (Notes 16 and 18)      -           -

 Redeemable Common Stock
  redemption value per share of $18.20 in 1994 and
  $17.50 in 1993, 125,714 shares issued and outstanding
  (Note 7)                                                    2,288       2,200

 Stockholders' Equity (Note 8)
  Capital stock, par value ten cents per share -
   Preferred stock, Class C, 18% cumulative,
     convertible, $24.25 liquidation value,
     123,711 shares authorized and issued and outstanding     3,000       3,000
    Common stock, authorized 15,000,000 shares;
     issued 7,894,569 shares in 1994
     and 5,015,139 shares in 1993                               789         502
  Common stock warrants                                      11,486      15,119
  Unissued common stock under restricted stock plan           9,923      10,395
  Paid-in surplus                                           118,068      95,983
  Retained earnings (deficit)                              (118,256)   (105,425)
  Common stock held in treasury, at cost; 459,309
   shares and 173,988 warrants in 1994 and 285,987
   shares and 178,100 warrants in 1993                       (8,817)     (5,840)
  Cummings Point Industries Note Receivable (Note 9)         (8,943)     (7,568)
   Total stockholders' equity                                 7,250       6,166
     Total Liabilities, Redeemable Common Stock
       and Stockholders' Equity                            $402,330    $382,456


              See accompanying notes.




DynCorp and Subsidiaries
Consolidated Statements of Operations
For the Years Ended December 31
(Dollars in thousands except per share data)



                                                      1994       1993      1992
Revenues (Note 1)                                $1,022,072  $953,144  $911,422

Costs and expenses:
 Cost of services (Note 4)                          978,204   913,587   883,276
 Selling and corporate administrative                17,199    18,267    20,476
 Interest expense                                    25,618    25,538    24,876
 Interest income                                     (2,468)   (2,439)   (2,418)
 Aircraft maintenance facilities - consolidation
  and asset impairment (Note 21)                      9,492         -         -
 Other (Note 11)                                     10,934     9,324     5,860
   Total costs and expenses                       1,038,979   964,277   932,070

Loss before income taxes, minority interest
 and extraordinary item                             (16,907)  (11,133)  (20,648)
 Provision (benefit) for income taxes (Note 12).     (5,206)    1,329       168
 Loss before minority interest and extraordinary item(11,701)  (12,462) (20,816)
 Minority interest (Note 1)                            1,130       952        -


Loss before extraordinary item                       (12,831)  (13,414) (20,816)
 Extraordinary loss from early extinguishment
  of debt (Note 5)                                         -         -    2,526

Net loss                                             (12,831)  (13,414) (23,342)
 Preferred Class A dividends declared and paid and
  accretion of discount                                    -         -      959
Net loss for common stockholders                 $   (12,831)$ (13,414)$(24,301)

Loss Per Common Share (Note 14)
  Primary and fully diluted:
  Loss before extraordinary item                 $     (2.12)$  (2.87) $  (4.49)
  Extraordinary item                                                      (0.49)
  Net loss for common stockholders               $     (2.12)$  (2.87) $  (4.98)

       See accompanying notes.





DynCorp and Subsidiaries
Consolidated Statements of Stockholders' Equity
For the Years Ended December 31
(Dollars in thousands)
                                                                      Unissued
                                                                        Common                                            Cummings
                                                                         Stock                                 Employee      Point
                                                                         Under            Retained                Stock Industries
                                     Preferred    Common      Stock Restricted   Paid-in  Earnings   Treasury Ownership       Note
                                         Stock     Stock   Warrants Stock Plan   Surplus  (Deficit)     Stock Plan Loan Receivable

Balance, December 31, 1991         $3,000          $ 474    $15,119  $ 9,688    $101,483  $ (67,710)  $(3,241) $(32,215) $       -
 Pay-in-kind Preferred Stock
   Class A dividends                                                                           (934)
 Accretion of Preferred Stock
   Class A discount and
   discount and issuance costs                                                                  (25)
 Stock issued under Restricted
   Stock Plan (Note 8)                                17              (3,011)      2,994
 Purchase of Preferred Stock Class A                                              (8,047)
 Treasury stock purchased (Note 8)                                                                     (3,448)
 Stock issued under the Management
   Employees Stock Purchase Plan (Note 8)                                            (22)                 151
 Accrued compensation (Note 8)                                         3,264
 Payments received on Employee Stock
   Ownership Plan (ESOP) (Note 10)                                                                               16,099
 Cummings Point Industries note receivable
   (Note 9)                                                                                                                 (5,500)
 Accrued interest on note receivable (Note 9)                                                                                 (910)
   Net loss                                                                                 (23,342)

Balance December 31, 1992           3,000            491     15,119    9,941      96,408    (92,011)   (6,538)  (16,116)    (6,410)
 Stock issued under Restricted
   Stock Plan (Note 8)                                11              (1,781)      1,770
 Treasury stock purchased (Note 8)                                                                     (1,980)
 Stock issued under the Management
 Employees Stock Purchase Plan (Note 8)                                                5                   41
 Accrued compensation (Note 8)                                         2,235
 Payments received on Employee Stock
   Ownership Plan (Note 10)                                                                                      16,116
 Contribution of stock to ESOP (Note 10)                                                                  437
 Stock issued in conjunction with acquisition
   (Note 17)                                                                      (2,200)               2,200
 Accrued interest on note receivable
   (Note 9)                                                                                                                 (1,158)
  Net loss                                                                                  (13,414)

Balance December 31, 1993           3,000           502      15,119    10,395     95,983   (105,425)   (5,840)       -      (7,568)
 Stock issued under Restricted
   Stock Plan (Note 8)                                9                (1,694)     1,685
 Treasury stock purchased (Note 8)                              (57)                (276)              (2,690)
 Stock issued under the Management Employees
   Stock Purchase Plan (Note 8)                                                       (2)                  32
 Warrants exercised (Note 8)                        147      (3,576)               3,797                 (319)
 Accrued compensation (Note 8)                                          1,222
 Contribution of stock to ESOP (Note 10)            131                           16,969
 Accrued interest on note receivable (Note 9)                                                                               (1,375)
 Adjust redeemable common stock
   to fair market value (Note 7)                                                    (88)
 Net loss                                                                                   (12,831)

     Balance December 31, 1994     $3,000          $ 789    $11,486  $ 9,923    $118,068  $(118,256)  $(8,817) $     -   $  (8,943)


     See accompanying notes.

DynCorp and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31
(Dollars in thousands)

                                                     1994      1993      1992
Cash Flows from Operating Activities:

 Net loss                                        $(12,831)  $(13,414) $(23,342)
 Adjustments to reconcile net loss
  to net cash provided by operating activities:
    Depreciation and amortization                  27,077     19,818    19,372
    Pay-in-kind interest on Junior
      Subordinated Debentures (Note 5)             15,329     13,142     6,590
    Loss on purchase of Junior
      Subordinated Debentures (Note 5)                  -          -     2,526
    Deferred income taxes                          (2,258)       521    (2,114)
    Accrued compensation under Restricted
      Stock Plan                                    1,222      2,235     3,264
    Noncash interest income                        (1,375)    (1,158)     (910)
    Other                                           2,626     (2,820)   (2,483)
    Change in assets and liabilities, net
      of acquisitions and dispositions:
     Increase in accounts receivable and contracts
      in process                                  (16,495)    (9,698)  (14,904)
     (Increase) decrease in inventories               113       (326)      280
     (Increase) decrease in other current assets   (1,250)     1,159     2,797
     Increase (decrease) in current liabilities
      except notes payable and current portion
      of long-term debt                            (9,186)     1,161     4,268
      Cash provided (used) by operating activities  2,972     10,620    (4,656)
Cash Flows from Investing Activities:
 Sale of property and equipment                     2,406      1,422     1,262
 Proceeds received from notes receivable               98        558     1,353
 Purchase of property and equipment                (7,364)    (5,423)  (11,400)
 Increase in notes receivable (Note 9)                  -          -    (5,934)
 Increase in investments in affiliates                  -        (99)   (1,888)
 Deferred income taxes from "safe harbor"
   leases (Note 12)                                  (499)      (441)     (314)
 Assets and liabilities of acquired businesses
   (excluding cash acquired) (Notes 1 and 17)     (15,312)   (10,890)     (905)
 Other                                             (1,543)      (738)     (304)
      Cash used by investing activities           (22,214)   (15,611)  (18,130)
Cash Flows from Financing Activities:
 Purchase of Class A Preferred Stock and
  Junior Subordinated Debentures (Note 5)               -          -   (42,466)
 Treasury stock purchased (Note 8)                 (3,182)    (1,980)   (3,448)
 Payment on indebtedness                           (5,110)    (6,365)  (41,040)
 Refinancing proceeds (Note 5)                          -          -   100,000
 Deferred financing expenses (Note 5)                   -          -    (1,524)
 Dividends paid on Class A Preferred Stock              -          -      (861)
 Treasury stock sold                                  159         46       108
 Reduction in loan to Employee Stock Ownership
  Plan (Note 10)                                        -     16,116    16,099
 Sale of stock to Employee Stock Ownership
  Plan (Note 10)                                   17,100          -         -
 Other                                               (127)         -         -
      Cash provided by financing activities         8,840      7,817    26,868
Net Increase (Decrease) in Cash and Short-term
  Investments                                     (10,402)     2,826     4,082
Cash and Short-term Investments at Beginning
  of the Year                                      22,806     19,980    15,898
Cash and Short-term Investments at End
  of the Year                                    $ 12,404   $ 22,806  $ 19,980

       See accompanying notes.

        DynCorp and Subsidiaries
        Notes to Consolidated Financial Statements
        December 31, 1994

        (1) Summary of Significant Accounting Policies

        Principles of Consolidation -- All majority-owned subsidiaries have been included in the financial statements and all significant intercompany accounts and transactions have been eliminated. Outside investors' interest in the majority owned subsidiaries is reflected as minority interest. Investments less than 50% owned are accounted for using the equity method of accounting.

        Contract Accounting -- Contracts in process are stated at the lower of actual cost incurred plus accrued profits or net estimated realizable value of incurred costs, reduced by progress billings.
        The Company records income from major fixed-price contracts, extending over more than one accounting period, using the percentage-of-completion method. During performance of such contracts, estimated final contract prices and costs are periodically reviewed and revisions are made as required. The effects of these revisions are included in the periods in which the revisions are made. On cost-plus-fee contracts, revenue is recognized to the extent of costs incurred plus a proportionate amount of fee earned, and on time-and-material contracts, revenue is recognized to the extent of billable rates times hours delivered plus material and other reimbursable costs incurred. Losses on contracts are recognized when they become known. Disputes arise in the normal course of the Company's business on projects where the Company is contesting with customers for additional funds because of events such as delays or changes in contract specifications. For fixed-price contracts, such disputes, whether claims or unapproved changes in the process of negotiation, are recorded at the lesser of their estimated net realizable value or actual costs incurred and only when realization is probable and can be reliably estimated. Claims against the Company are recognized where loss is considered probable and reasonably determinable in amount.

            It is the Company's policy to provide reserves for the collectibility of accounts receivable when it is determined that it is probable that the Company will not collect all amounts due and the amount of reserve requirement can be reasonably estimated.

        Property and Equipment -- The Company computes depreciation and amortization using both straight-line and accelerated methods. The estimated useful lives used in computing depreciation and amortization on a straight-line basis are: building, 15-33 years; machinery and equipment, 3-20 years; and leasehold improvements, the lesser of the useful life or the term of the lease.
        Accelerated depreciation is based on a 150% declining balance method with light-duty vehicles assigned a three-year life and machinery and equipment assigned a five-year life. Depreciation and amortization expense was $8,964,000 for 1994, $9,670,000 for 1993, and $9,275,000 for 1992 (See also Note 4).

            Cost of property and equipment sold or retired and the related accumulated depreciation or amortization is removed from the accounts in the year of disposal, and any gains or losses are reflected in the consolidated statement of operations. Expenditures for maintenance and repairs are charged to expense as incurred, and major additions and improvements are capitalized.

        Intangible Assets -- At December 31, 1994, intangible assets consist of $91,824,000 of unamortized goodwill and $2,968,000 of value assigned to contracts. Goodwill is being amortized on a straight-line basis over periods up to forty years. Amortization expense (including impairment write-off in 1994; see Note 21) was $11,051,000, $3,990,000 and $2,953,000 in 1994, 1993 and 1992,
        respectively. Amounts allocated to contracts are being amortized over the lives of the contracts for periods up to ten years. Amortization of amounts allocated to contracts was $2,051,000, $3,555,000 and $4,566,000 in 1994, 1993 and 1992, respectively.
        Cumulative amortization of $27,167,000 and $33,771,000 has been recorded through December 31, 1994, of goodwill and value assigned to contracts, respectively.

            The Company assesses and measures impairment of intangible assets including goodwill based on several factors including the probable fair market value, probable future cash flows and net income and the aggregate value of the business as a whole (See Note 21, Commercial Aircraft Maintenance Facilities - Consolidation and Asset Impairment).

        Income Taxes -- As prescribed by Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes" the Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

        Postretirement Health Care Benefits -- The Company provides no significant postretirement health care or life insurance benefits to its retired employees other than allowing them to continue as a participant in the Company's plans with the retiree paying the full cost of the premium. The Company has determined, based on an actuarial study, that it has no liability under Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

        Postemployment Benefits -- The Company has no liability under Statement of Financial Accounting Standard 112, "Employers' Accounting for Postemployment Benefits," as it provides no benefits as defined.

        New Accounting Pronouncements -- The Financial Accounting Standards Board issued Statement 114, "Accounting by Creditors for Impairment
        of a Loan," and Statement 115, "Accounting for Certain Investments in Debt and Equity Securities," in May 1993 and Statement 119,
        "Disclosure About Derivative Financial Instruments," in October
        1994.   Statement 114 is required to be adopted in 1995 and Statements
        115 and 119 in 1994. The Company holds no significant financial instruments of the nature described in these pronouncements and therefore believes the statements will not have a material effect on its results of operations or financial condition.

            The Company has adopted Statement of Position (SOP) 93-6,"Employers Accounting for Employee Stock Ownership Plans," issued in November
        1993 and effective for financial statements issued after December 15, 1993.

        Consolidated Statement of Cash Flows -- For purposes of this Statement, short-term investments which consist of certificates of deposit and government repurchase agreements with a maturity of ninety days or less are considered cash equivalents.

            Cash paid for income taxes was $1,567,000 for 1994, $1,232,000 for 1993 and $4,054,000 for 1992.

            Cash paid for interest, excluding the interest paid under the Employee Stock Ownership Plan term loan, was $11,098,000 for 1994, $11,706,000 for 1993 and $17,212,000 for 1992.



            Noncash investing and financing activities consist of the following (in thousands):

                                                           1994    1993   1992
            Acquisitions of businesses:
               Assets acquired                          $31,302 $31,675$ 3,524
               Liabilities assumed                      (15,990)(17,198)(1,248)
               Stock issued                                   -  (2,200)     -
               Notes issued and other liabilities             -  (1,382)  (592)
               Cash acquired                                  -      (5)  (779)
               Net cash                                  15,312  10,890    905
            Pay-in-kind interest on Junior
             Subordinated Debentures (Note 5)            15,329  13,142  6,590
            Unissued common stock under
             restricted stock plan (Note 8)               1,222   2,235  3,264
            Capitalized equipment leases
             and notes secured by property and equipment  3,088   5,294  1,792
            Mortgage note assumed (Note 5)                    -       - 19,456

        (2)   Fair Value of Financial Instruments

            The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:

            Accounts Receivable and Accounts Payable - The carrying amount of accounts receivable and accounts payable approximates their fair value due to the short maturity of these instruments.

            Notes and long-term receivables - The carrying value is net of valuation allowances and approximates the fair value of those instruments.

            Investments (included in "Other Assets") - The Company had an investment in convertible debentures and preferred stock of an untraded company. Based on the financial statements of this business, the carrying value of these investments approximated their fair value.

            Long-term debt and other liabilities - The fair value of the Company's long-term debt is based on the quoted market price for its Junior Subordinated Debentures and the current rate as if the issue date was December 31, 1994 for its Collateralized Notes. For the remaining long-term debt (see Note 5) and other liabilities the carrying amount approximates the fair value. Cummings Point Industries, Inc. Note Receivable - The carrying value approximates the fair value. (See Note 9.)


          The estimated fair values of the Company's financial instruments are as follows (in thousands):



                                     1994                     1993
                               Carrying   Fair        Carrying   Fair
                                Amount    Value        Amount    Value
Cash and short-term
  investments                 $ 12,404  $12,404      $ 22,806 $ 22,806
Accounts receivable            208,519  208,519       177,470  177,470
Notes and long-term receivables  1,987    1,987           509      509
Investments                          -        -         2,000    2,000
Accounts Payable                25,529   25,529        25,376   25,376
Long-term debt and other
  liabilities                  232,830  228,951       218,758  229,012
Cummings Point note receivable   8,943    8,943         7,568    7,568




        (3)  Accounts Receivable and Contracts in Process

          The components of accounts receivable and contracts in process were as follows (in thousands):


                                                       1994          1993
U.S. Government:
 Billed and billable                                 $111,950      $ 83,822
 Recoverable costs and accrued profit on progress
    completed but not billed                           28,546        25,473
 Retainage due upon completion of contracts             4,046         1,287
                                                      144,542       110,582
 Commercial Customers:
  Billed and billable (less allowances for doubtful
   accounts of $3,992 in 1994 and $1,469 in 1993)      49,786        43,660
  Recoverable costs and accrued profit on progress
   completed but not billed                            14,191        23,228
                                                       63,977        66,888
                                                     $208,519      $177,470

          Billed and billable include amounts earned and contractually billable at year-end but which were not billed because customer invoices had not yet been prepared at year-end. Recoverable costs and accrued profit not billed is composed primarily of amounts recognized as revenues, but which are not contractually billable at the balance sheet dates.

          The Company performs substantial services for the commercial aviation industry. Receivables from domestic and foreign airline and leasing companies were approximately $35,226,000 and $38,700,000 at December 31, 1994 and 1993, respectively.

        (4)     Depreciation of Property and Equipment

          During 1994 the Company revised its estimate of the useful lives of certain of the Commercial Sector's machinery and equipment to conform to its actual experience with fixed asset lives. It was determined the useful lives of these assets ranges from three to ten years as compared to the two to seven year lives previously utilized. The effect of this change was to reduce depreciation expense and net loss for the year ended December 31, 1994 by approximately $2,115,000 or $0.31 per share.

        (5)  Long-term Debt

          At December 31, 1994 and 1993, long-term debt consisted of (in thousands):

                                                            1994        1993
Contract Receivable Collateralized Notes,
  Series 1992-1                                           $100,000    $100,000
Junior Subordinated Debentures, net of
  unamortized discount of $4,793 and $5,175                102,658      86,947
Mortgages payable (see Note 20)                             22,285      23,416
Notes payable, due in installments through
  2002, 9.98% weighted average interest rate                 6,993       6,689
Capitalized equipment leases                                 2,016       3,210
                                                           233,952     220,262
Less current portion                                         3,344       3,837
                                                          $230,608    $216,425

          Debt maturities as of December 31, 1994, were as follows (in thousands):

             1995 ($18,206 extinguished with non-current assets    $ 21,550
                   subsequent to December 31, 1994, Note 20)
             1996                                                     2,995
             1997                                                   102,327
             1998                                                     1,317
             1999                                                       339
             Thereafter                                             105,424
                                                                   $233,952

          On January 23, 1992, the Company's wholly owned subsidiary, Dyn Funding Corporation (DFC), completed a private placement of $100,000,000 of 8.54% Contract Receivable Collateralized Notes, Series 1992-1 (the "Notes"). The Notes are collateralized by the right to receive proceeds from certain U.S. Government contracts and certain eligible accounts receivable of commercial customers of the
        Company and its subsidiaries.   Credit support for the Notes is
        provided by overcollateralization in the form of additional receivables. The Company retains an interest in the excess balance of receivables through its ownership of the common stock of DFC. Additional credit and liquidity support is provided to the Notes through a cash reserve fund. Interest payments are made monthly with monthly principal payments beginning February 28, 1997. (The period between January 23, 1992 and January 30, 1997 is referred to as the Non-Amortization Period.) The notes are projected to have an average life of five years and two months and to be fully repaid by July 30, 1997.

          Upon receiving the proceeds from the sale of the Notes, DFC purchased from the Company an initial pool of receivables for $70,601,000, paid $1,524,000 for expenses and deposited $3,000,000 into a reserve fund account and $24,875,000 into a collection account with Bankers Trust Company as Trustee pending additional purchases of receivables from the Company. Of the proceeds received from DFC, the Company used $38,112,000 to pay the outstanding balances of the Employee Stock Ownership Plan term loan and revolving loan facility under the Restated Credit Agreement and $33,280,000 was used for the redemption of all of the outstanding Class A Preferred Stock plus accrued dividends (the redemption price per share was $25.00 plus accrued dividends of $.66). The Company expensed $1,432,000 (reported as an extraordinary loss) of unamortized deferred debt expense pertaining to the term loan and revolving loan facility which was paid in full. The Company also charged $8,047,000 of unamortized discount and deferred issuance costs associated with the redemption of the Class A Preferred Stock to paid-in surplus.

          On an ongoing basis, cash receipts from the collection of the receivables are used to make interest payments on the Notes, pay a servicing fee to the Company, and purchase additional receivables from the Company. Beginning February 28, 1997, instead of purchasing additional receivables, the cash receipts will be used to repay principal on the Notes. During the Non-Amortization Period, cash in excess of the amount required to purchase additional receivables and meet payments on the Notes is to be paid to the Company subject to certain collateral coverage tests. The receivables pledged as security for the Notes are valued at a discount from their stated value for purposes of determining adequate credit support. DFC is required to maintain receivables, at their discounted values, plus cash on deposit at least equal to the outstanding balance of the Notes.

          Commencing March 30, 1994, the Notes may be redeemed in whole, but not in part, at the option of DFC at a price equal to the principal amount of the Notes plus accrued interest plus a premium (as defined).

          Mandatory redemption (payment of the Notes in full plus a premium) is required in the event that (i) the collateral value ratio test is equal to or less than .95 as of three consecutive monthly determination dates and the Company has not substituted receivables or deposited cash into the collection account to bring the collateral value ratio above .95; or (ii) three special redemptions are required within any consecutive 12-month period; or (iii) the aggregate stated value of all ineligible receivables which have been ineligible receivables for more than 30 days exceeds 7% of the aggregate collateral balance and the collateral value ratio is less than 1.00.

          Special redemption (payment of a portion of the Notes plus a premium) is required in the event that the collateral value ratio test is less than 1.00 as of two consecutive monthly determination dates and the Company has not substituted receivables or deposited cash into the collection account to bring the collateral value ratio to 1.00.

          Also, DFC may not purchase additional eligible receivables if the Company has an interest coverage ratio (as defined) of less than 1.10; or if the Company has more than $40 million of scheduled principal debt (as defined) due within 24 months prior to the amortization date or $20 million of scheduled principal debt due within 12 months prior to the amortization date.

          At December 31, 1994, $8,748,000 of cash and short-term investments and $124,220,000 of accounts receivable are restricted as collateral for the Notes.

          In September 1994, the Company negotiated an agreement which provides for a $5,000,000 revolving letter of credit facility. Advances under the letter of credit will bear interest at a per annum interest rate equal to 1% plus the prime interest rate established by the bank. For each letter of credit issued, the Company must assign a cash collateral deposit in favor of the bank for 100% of the face value of the letter of credit. The Company will pay a fee of 1.5% per annum computed on the face amount of the letter of credit for the period the letter of credit is scheduled to be outstanding. As of December 31, 1994, $2,900,000 was on deposit in conjunction with this letter of credit.

          The Junior Subordinated Debentures (Debentures) mature on June 30, 2003, and bear interest of 16% per annum, payable semi-annually. The effective interest rate, considering the original issue discount, is 19.4%. The Company may, at its option, prior to September 9, 1995, pay the interest either in cash or issue additional Debentures. The Debentures are subject to annual mandatory redemption beginning June 30, 1999. The Company may, at its option, redeem in whole or in part, at any time, the Debentures at their face value plus accrued interest. During 1994, 1993 and 1992, $15,329,000, $13,142,000 and
        $6,590,000, respectively, of additional Debentures were issued in lieu of cash interest payments.

          Using a lottery selection method, the Company called for partial redemption of $10,000,000 face value plus accrued interest for cash redemption on August 10, 1992. The lottery resulted in redeeming $9,698,000 face value of the Debentures. Open market purchases during 1992 retired $219,000 of the Debentures. The related unamortized discount, deferred debt expense and other expenses, net of applicable income taxes, were reported as an extraordinary loss in 1992.

          The Company obtained title to its corporate office building on July 31, 1992 by assuming a mortgage of $19,456,000. At the Company's option, the interest on the mortgage may be computed from time to time under one of three methods based on the Certificate of Deposit Rate, LIBOR Rate or the Prime Rate, all as defined. Also, the Company was required to pay additional interest through May 27, 1993. The additional interest was the difference between a fixed rate of 9.36% and a floating rate based upon an imputed amount of $31,900,000. The original mortgage maturity date was May 27, 1993; however, as provided, the Company extended the mortgage to March 27, 1995 with an increase in the interest rate of 1/2% per annum plus an extension fee (based on the principal amount of the mortgage outstanding) of .42% on May 27, 1993 and .50% on March 27, 1994, all as defined (see Note 20 Subsequent Events).

          The Company acquired the Alexandria, VA headquarters of Technology Applications, Inc. on November 12, 1993, in conjunction with the acquisition of TAI. A mortgage of $3,344,000 bearing interest at 8% per annum was assumed. Payments are made monthly and the mortgage matures in April 2003. Additionally, a $1,150,000 promissory note was issued. The note bears interest at 7% per annum. Payments under the note shall be made quarterly through October 1998.

          Deferred debt issuance costs are being amortized using the effective interest rate method over the terms of the related debt. At December 31, 1994, unamortized deferred debt issuance costs were $1,015,000 and amortization for 1994, 1993 and 1992 was $324,000,
        $328,000 and $420,000, respectively.

        (6)  Accrued Expenses

          At December 31, 1994 and 1993, accrued expenses consisted of the following (in thousands):
                                                        1994     1993

          Salaries and wages                        $ 51,180 $ 43,698
          Insurance                                    9,675   17,202
          Interest                                     4,716    6,233
          Payroll and miscellaneous taxes             10,205   10,412
          Accrued contingent liabilities and
               operating reserves                     24,586   19,028
          Other                                        9,729    9,005
                                                    $110,091 $105,578
        (7)  Redeemable Common Stock

          In conjunction with the acquisition of Technology Applications, Inc. in November 1993, the Company issued put options on 125,714 shares of common stock. The holder may, at any time commencing on December 31, 1998 and ending on December 31, 2000, sell these shares to the Company at a price per share equal to the greater of $17.50; or, if the stock is publicly traded, the market value at a specified date; or, if the Company's stock is not publicly traded, the fair market value at the time of exercise.

        (8)   Stockholders' Equity

          Class C Preferred Stock is convertible, at the option of the holder, into one share of common stock, adjusted for any stock splits, stock dividends or redemption. At conversion, the holders of Class C Preferred Stock are also entitled to receive such warrants as have been distributed to the holders of the common stock. Dividends accrue at an annual rate of 18%, compounded quarterly. At December 31, 1994, cumulative dividends of $6,948,000 have not been recorded or paid. Dividends will be payable only when cash dividends are declared with respect to common stock and only in an aggregate amount equal to the aggregate amount of dividends that such holders would have been entitled to receive if such Class C Preferred Stock had been converted into common stock. Each holder of Class C Preferred Stock is entitled to one vote per share on any matter submitted to the holders of common stock for stockholder approval. In addition, so long as any Class C Preferred Stock is outstanding, the Company is prohibited from engaging in certain significant transactions without the affirmative vote of the holders of a majority of the outstanding Class C Preferred Stock.

          The Company initially issued warrants to the Class C Preferred stockholders and to certain common stockholders to purchase a maximum of 5,891,987 shares of common stock of the Company. Each warrant is exercisable to obtain one share of common stock. The stockholder may exercise the warrant and pay in cash the exercise price of $0.25 for one share of common stock or may sell back to the Company a sufficient number of the exercised shares to equal the value of the warrants to be exercised. (The shares sold back to the Company during 1994 were valued by the Board of Directors at $11.86 per share.) During 1994, 1,471,470 warrants were exercised. Rights under the warrants lapse no later than September 9, 1998.

          The Company has a Restricted Stock Plan (the Plan) under which management and key employees may be awarded shares of common stock based on the Company's performance. The Company initially reserved 1,023,037 shares of common stock for issuance under the Plan. Under the Plan, Restricted Stock Units (Units) are granted to participants who are selected by the Compensation Committee of the Board of Directors. Each Unit will entitle the participant upon achievement of the performance goals (all as defined) to receive one share of the Company's common stock. Units cannot be converted into shares of common stock until the participant's interest in the Units has vested. Vesting occurs upon completion of the specified periods as set forth in the Plan. In 1994, 1993 and 1992, the Company accrued as compensation expense $1,222,000, $2,235,000 and $3,264,000, respectively, under the Plan which was charged to cost of services and corporate administrative expenses.

          The Company had a Management Employees Stock Purchase Plan (the Stock Purchase Plan) whereby employees in management, supervisory or senior administrative positions could purchase shares of the Company's common stock along with warrants at current fair value.
        The Board of Directors was responsible for establishing the fair value for purposes of the Stockholders Agreement and the Management Employees Stock Purchase Plan. The Stock Purchase Plan was discontinued in 1994. Treasury stock, which the Company acquired from terminated employees who had previously purchased the stock from the Company, was issued to employees purchasing stock under the Stock Purchase Plan.

          In accordance with ERISA regulations and the Employee Stock Ownership Plan Documents, the ESOP Trust or the Company are obligated to purchase vested common stock shares from ESOP participants (see
        Note 10) at the fair value (as determined by an independent appraiser) as long as the Company's common stock is not publicly
        traded.   Participants receive their vested shares upon retirement,
        becoming totally disabled, or death, over a period of one to five years and for other reasons of termination over a period of one to
        ten years, all as set forth in the Plan.   In the event the fair
        value of a share is less than $27.00, the Company is committed to pay through December 31, 1996, up to an aggregate of $16,000,000, the difference (Premium) between the fair value and $27.00 per share. As of December 31, 1994, the Company has purchased 427,307 shares from participants and has expended $3,969,000 of the $16,000,000 commitment. Based on the fair value of $18.20 per share at December 31, 1994, the Company estimates a total Premium of $8,500,000 and an aggregate annual commitment to repurchase shares from the ESOP participants upon death, disability, retirement and termination as follows; $5,400,000 in 1995, $4,000,000 in 1996, $3,300,000 in 1997,
        $6,300,000 in 1998, $5,800,000 in 1999 and $58,800,000 thereafter.
        The fair value is charged to Treasury Stock at the time of repurchase. The estimated Premium of $8,500,000 has been recorded as Other Expense in the Consolidated Statement of Operations in 1989 through 1994 (see Note 11).

          Under the DynCorp Stockholders Agreement which expired on March 11, 1994, the Company was committed, upon an employee's termination of employment, to purchase common stock shares held by employees pursuant to the merger (Management Investor Shares), through the Stock Purchase Plan or through the Restricted Stock Plan. The share price at December 31, 1994 for Management Investor shares and Stock Purchase shares was $14.60 per common share and $14.35 ($14.60 per common share less warrant exercise price of $0.25) for each unexercised warrant. The price established for each Restricted Stock Plan common share is the fair market value as set forth in the appraisal of shares held by the ESOP. At December 31, 1994, 262,914 common shares were outstanding and 1,755,397 warrants were unexercised. The share price for Restricted Stock Plan shares ($18.20 at December 31, 1994) is the fair value as set forth in the appraisal of shares held by the ESOP. However, the Company may not purchase more than $250,000 of Management Investor shares or Restricted Stock shares in any fiscal year without the approval of the Class C Preferred stockholders. A new Stockholders' agreement, adopted March 11, 1994, contains similar repurchase obligations and expires March 10, 1999.


        (9)   Cummings Point Industries Note Receivable

             The Company loaned $5,500,000 to Cummings Point Industries, Inc. ("CPI"), of which Capricorn Investors, L.P. ("Capricorn") owns more than 10%. The indebtedness is represented by a promissory note (the "Note"), bearing interest at the annual rate of 17%, which provides that interest is payable quarterly but that interest payments may not be payable in cash but may be added to the principal of the Note.
        The Note is subordinated to all senior debt of CPI. The Note, which was issued February 12, 1992, was due three months thereafter; however, the Company, at its option, has extended and may further extend the maturity date in three month increments to no later than February 12, 1996. By separate agreement and as security to the Company, Capricorn has agreed to purchase the Note from the Company upon three months' notice, for the amount of outstanding principal plus accrued interest. As additional security, Capricorn's purchase obligation is collateralized by certain common stock and warrants issued by the Company and owned by Capricorn. The note has been reflected as a reduction in stockholders' equity.

        (10)  Employee Stock Ownership Plan

          In September 1988, the Company established an Employee Stock Ownership Plan (the Plan). The Company borrowed $100 million and loaned the proceeds, on the same terms as the Company's borrowings, to the Plan to purchase 4,123,711 shares of common stock of the Company (the "ESOP loan"). The common stock purchased by the Plan was held in a collateral account as security for the ESOP loan from the Company. The Company was obligated to make contributions to the Plan in at least the same amount as required to pay the principal and interest installments under the Plan's borrowings. The Plan used the Company contributions to repay the principal and interest on the ESOP loan. As the ESOP loan was liquidated, shares of the Company's common stock were released from the collateral account and allocated to participants of the Plan. As of December 31, 1993, the loan has been fully repaid.

          In accordance with subsequent amendments to the Employee Stock Ownership Plan, the Company contributed an additional 25,000 shares of common stock in December 1993 and in 1994 contributed cash of $17,435,000 which the ESOP used to acquire 1,312,459 shares and to pay interest and administrative expenses. The Company has an agreement in principle with the ESOP to contribute up to $18,000,000 in cash or stock in 1995 to satisfy its funding obligations.

          The Plan covers a majority of the employees of the Company. Participants in the Plan become fully vested after four years of service. All of the 5,461,170 shares acquired by the ESOP have been either issued or allocated to participants as of December 31, 1994. The Company recognizes ESOP expense each year based on contributions committed to be made to the Plan. The Company's cash contributions were determined based on the ESOP's debt service and other expenses. Stock contributions are determined in accordance with the amended agreement. In 1994, cash contributions to the ESOP were $17,435,000; 1993 cash and stock contributions were $16,608,000 and $437,000 respectively, and 1992 cash contributions were $17,275,000. These amounts were charged to cost of services and selling and corporate administrative expenses (including interest on the ESOP term loan of $491,000 and $1,450,000 in 1993 and 1992, respectively).


        (11)  Other Expenses
                                             Years Ended December 31,
                                                  (In thousands)
                                               1994    1993     1992
             Amortization of costs in excess
               of net assets acquired        $3,813  $4,830  $ 3,793
             Provision for nonrecovery of
                receivables                   2,526   1,141      965
             ESOP Repurchase Premium (Note 8) 1,323   1,507    2,787
             Write-off of investment in
               unconsolidated subsidiary (a)  3,250       -        -
             Legal and other expense accruals
               associated with an acquired
                business                     (1,830)  2,070        -
             Environmental costs of divested
               businesses                      (347)    366    1,000
             Gain on sale of warrants obtained in
               divestitures                       -       -     (756)
             Other divested business
               adjustments                    2,665     (73)  (1,600)
             Miscellaneous                     (466)   (517)    (329)
                  Total Other               $10,934  $9,324  $ 5,860

          (a) In June 1994 the Company paid an additional $1,250,000 to increase its holdings in an unconsolidated subsidiary from 40% to 50.1% and the subsidiary concurrently borrowed $6.0 million from another investor. The total acquisition cost exceeded the underlying equity in net assets by $2,582,000. The subsidiary's stockholders' agreement defined certain trigger events which, upon their occurrence, transferred control of the subsidiary from DynCorp to the other shareholders. These trigger events occurred in the fourth quarter of 1994 and the subsidiary's lenders called the loans in 1995. These actions, coupled with financial and cash flow projections provided by the subsidiary's management, have caused the Company to determine that its investment has been permanently impaired. As such, $3,250,100 representing the investment and excess purchase price has been charged to Other Expense.



        (12)  Income Taxes

          The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

          Earnings (loss) before income taxes and minority interest (but including extraordinary item - see Note 5) were derived from the following (in thousands):

                                            1994        1993         1992
          Domestic operations           $(15,297)   $(11,240)    $(23,378)
          Foreign operations              (1,610)        107          204
                                        $(16,907)   $(11,133)    $(23,174)

          The provision (benefit) for income taxes (and including extraordinary item - see Note 5) consisted of the following (in thousands):

                                               1994      1993      1992
Current:

 Federal                                   $(3,061) $    723  $    416
 Foreign                                        54       170       168
 State                                          59       (85)      193
                                            (2,948)      808       777

Deferred:
 Federal                                     (2,199)     500      (416)
 State                                          (59)      21      (193)
                                             (2,258)     521      (609)
Total                                       $(5,206) $ 1,329  $    168


          The components of and changes in deferred taxes are as follows (in thousands):

                                                              Deferred             Deferred               Deferred
                                                    Dec. 31,  Expense    Dec. 31,  Expense    Dec. 31,   Expense
                                                     1994     (Benefit)    1993    (Benefit)  1992       (Benefit)


Increase due to federal rate change                $   402    $   -      $  402    $ (402)    $   -      $   -
Benefit of state tax on temporary differences
 and state net operating loss carryforwards          5,574       (716)     4,858   (1,135)      3,723      (2,211)
Benefit of foreign, targeted jobs and AMT
 tax credit carryforwards                            2,812       (282)     2,530   (1,073)      1,457        -
Difference between book and tax method of
 accounting for depreciation and amortization         (167)      (223)      (390)   1,020         630        (398)
Difference between book and tax method of
 accounting for income on U.S. Government
 contracts                                          (9,395)       551     (8,844)   1,195      (7,649)      2,988
Deferred compensation expense                        4,069      1,347      5,416     (113)      5,303      (2,344)
Operating reserves and other accruals               25,389     (7,816)    17,573   (2,644)     14,929      (6,200)
Difference between book and tax method of
 accounting for certain employee benefits              496        223        719   (1,243)       (524)         73
Amortization of intangibles                         (1,073)       925       (148)    (204)       (352)       (945)
Other, net                                            (234)        55       (179)     173          (6)        186
Net deferred tax asset before
 valuation allowance                                 27,873    (5,936)    21,937   (4,426)     17,511      (8,851)
Federal valuation allowance                         (14,262)    2,962    (11,300)   3,812      (7,488)      6,031
State valuation allowance                            (5,574)      716     (4,858)   1,135      (3,723)      2,211
 Total temporary differences affecting
  tax provision                                       8,037    (2,258)     5,779      521       6,300        (609)
Deferred taxes from "safe harbor"
 lease transactions                                  (6,549)     (499)    (7,048)    (441)     (7,489)       (314)
Net deferred tax asset (liability)                 $  1,488   $(2,757)   $(1,269)  $   80     $(1,189)   $   (923)


              The tax provision (benefit) differs from the amounts obtained by applying the statutory U.S. Federal income tax rate to the pre-tax loss amounts. The differences can be reconciled as follows (in thousands):

                                                    1994      1993      1992
Expected Federal income tax benefit               $(5,917)  $(3,785)  $(7,879)
Valuation allowance                                 2,962     3,812     6,031
State and local income taxes, net of
 Federal income tax benefit                            -        (42)        -
Reversal of tax reserves for IRS examination       (4,069)        -         -
Nondeductible amortization of intangibles
 and other costs                                    2,331     1,552     2,300
Foreign income tax                                     54        84        99
Foreign, targeted job and fuel tax credits           (734)     (359)     (222)
Other, net                                            167        67      (161)
     Tax provision (benefit)                      $(5,206)   $1,329   $   168

              During 1994, the Company reached a favorable settlement with the IRS of disputes over tax deductions related to the leveraged buyout in 1988. This settlement was formally approved by the IRS in February 1995. Applicable tax reserves were reversed in the fourth quarter of 1994.

              In 1994, the federal tax benefit resulted from reversal of tax reserves for the IRS examination and the tax benefit for operating losses, net of a valuation allowance, less the federal tax provision of a majority owned subsidiary required to file a separate. Federal return. In 1993 and 1992 the Company did not record any Federal income tax benefit because of the uncertainty regarding the the level of future income. The Federal tax provision recognized in those years was that of a majority owned subsidiary which is required to file a separate return. Additionally, the Company recognized a foreign income tax provision in 1994, 1993 and 1992 and a state tax credit in 1992.

              The Company's U.S. Federal income tax returns have been cleared through 1984. The Internal Revenue Service completed an examination of the Company's tax returns for the period 1985-88 and proposed several adjustments, the most significant of which related to deductions taken by the Company for expenses incurred
          in the 1988 leveraged buyout.   The Company and the IRS settled
          these proposed adjustments in 1994. Taxes and accrued interest associated with these adjustments, which have not yet been assessed, are approximately $6,000,000.

              The Company has state net operating losses and various tax credit carryforwards available to offset future taxable income and income taxes. Following are the net operating losses and foreign, targeted jobs and AMT tax credits by year of expiration (in thousands):

Year of           ATM Tax  Targeted Jobs    Foreign         State Net
Expiration        Credits   Tax Credits   Tax Credits   Operating Losses
1996                                          81
1998                                                         6,254
1999                                         272
2000                                                           338
2003                                                            55
2006                             249
2007                             314
2008                             119                        16,302
2009                             118
No Expiration       1,659
                   $1,659     $  800       $ 353           $22,949

          (13)  Pension Plans

          Union employees who are not participants in the ESOP are covered by multiemployer pension plans under which the Company pays fixed amounts, generally per hours worked, according to the provisions of the various labor contracts. In 1994, 1993 and 1992, the Company expensed $2,440,000, $2,400,000 and $2,693,000, respectively, for these plans. Under the Employee Retirement Income Security Act of 1974 as amended by the Multiemployer Pension Plan Amendments Act of 1980, an employer is liable upon withdrawal from or termination of a multiemployer plan for its proportionate share of the plan's unfunded vested benefits liability. Based on information provided by the administrators of the majority of these multiemployer plans, the Company does not believe there is any significant amount of unfunded vested liability under these plans.

          The Company makes contributions to a defined benefit pension plan for employees working on one U.S. government contract. The plan is accounted for in accordance with the requirements of Statement of Financial Accounting Standards No. 87. The pension plan had assets of $6,761,000 and projected benefit obligations of $7,607,000 at September 30, 1994 (the plan's fiscal year end). This pension plan remains in effect regardless of changes in contractors which may occur as a result of the recompetition process.

        (14)  Loss Per Common Share

          Primary loss per share is based on the weighted average number of common and dilutive common equivalent shares outstanding during the period. In addition, 1994 and 1993 include as outstanding common stock, shares earned and vested but unissued under the Restricted Stock Plan. For years 1994, 1993 and 1992 the outstanding warrants and shares which would be issued under the assumed conversion of Class C Preferred Stock have been excluded from the calculation of loss per share as their effect is antidilutive because of the losses incurred during the periods (see also Note 8). The loss per common share for 1994, 1993 and 1992 includes the effect of the unpaid dividends on the Class C Preferred Stock ($1,606,000 in 1994, $1,347,000 in 1993 and $1,129,000 in
        1992) and, in addition, for 1992 the dividends paid on Class A Preferred Stock. The average number of shares used in determining primary loss per share was 6,802,012 in 1994, 5,141,319 for 1993 and 5,102,621 for 1992.

        (15)  Incentive Compensation Plans

          The Company has several formal incentive compensation plans which provide for incentive payments to officers and key employees. Incentive payments under these plans are based upon operational performance, individual performance, or a combination thereof, as defined in the plans. Incentive compensation expense was $7,979,000 for 1994, $7,067,000 for 1993 and $6,058,000 for 1992.

        (16)  Leases

          The Company has capitalized all significant leases which meet the criteria for classification as capital leases, principally leases for vehicles and equipment. Capitalized leases are amortized over the shorter of the useful lives of the assets or the lease term.

          Future minimum lease payments required under operating leases that have remaining noncancellable lease terms in excess of one year at December 31, 1994 and capitalized leases are summarized below:

                                                       Operating  Capitalized
                                                         Leases      Leases
          Years Ending December 31,
            1995                                          $11,174   $ 1,021
            1996                                            8,659       661
            1997                                            7,572       509
            1998                                            6,672       105
            1999                                            5,844         -
            Thereafter                                     12,093         -
          Total minimum lease payments                    $52,014     2,296
            Less interest on capitalized leases                         281
          Present value of capitalized leases
              as of December 31, 1994 (Note 5)                      $ 2,015

          Net rent expense for leases, excluding amounts for capitalized leases, was $22,117,000 for 1994, $16,553,000 for 1993 and
        $14,706,000 for 1992.


        (17)  Acquisitions

          On October 31, 1994, the Company acquired all of the issued and outstanding shares of stock of CBIS Federal Inc. (CBIS) for a cash payment of $8,159,000 including out of pocket costs. CBIS, headquartered in Fairfax, Virginia, provides a full range of services across the life cycle of information solutions and services primarily to federal government civilian agencies and also to the Department of Defense and state and local governments. The acquisition was accounted for as a purchase and $5,868,000 of goodwill was recorded which will be amortized over 40 years.

          On November 12, 1993 the Company acquired Technology Applications, Inc. Aggregate cash paid, notes issued and mortgages assumed totaled $11,419,000 and 125,714 shares of common stock valued at $2,200,000 were issued. The Company also acquired certain assets of Science Management Corporation ("SMC") and NMI Systems Inc. ("NMI") on February 18, 1993 and December 10, 1993, respectively, for an aggregate of $5,352,000 in cash, notes and other liabilities.
        The 1993 acquisitions were accounted for as purchases.
        Goodwill of $6,083,000 was recorded and is being amortized over periods up to 40 years. The allocation period for the NMI acquisition still remains open at December 31, 1994 pending resolution of certain billing rates used on U.S. Government contracts.

           Consolidated revenues, loss before extraordinary item, net loss and loss per share for the years ended December 31, 1994 and 1993, adjusted on an unaudited pro forma basis as if the above acquisitions had been consummated at the beginning of the respective periods, are as follows (in thousands except per share amounts):


                                                   1994              1993

          Revenues                              $1,074,060         $1,066,043
          Loss before extraordinary item        $ ( 12,050)        $  (12,282)
          Net loss for common stockholders      $  (13,656)        $  (13,629)
          Net loss per common share             $    (2.01)        $    (2.71)

            Additionally, in June 1994, the Company paid an aggregate $4.0 million for a 25% interest in each of Composite Technology, Inc.
        (CTI) and Gateway Passenger Services, L.P. Goodwill of $1,750,000 was recorded and will be amortized over periods up to 40 years.


        (18)  Commitments, Contingencies and Litigation

          The Company is involved in various claims and lawsuits, including contract disputes and claims based on allegations of negligence and other tortious conduct. The Company is also potentially liable for certain environmental, personal injury, tax and contract dispute issues related to the prior operations of divested businesses. In most cases, the Company has denied, or believes it has a basis to deny liability, and in some cases has offsetting claims against the plaintiffs or third parties.

          Damages currently claimed by the various plaintiffs for these items which may not be covered by insurance aggregate approximately $22,000,000 (including compensatory and possible punitive damages and penalties).

          A former subsidiary, which discontinued its business activities in 1986, has been named as one of many defendants in civil lawsuits which have been filed in various state courts against manufacturers, distributors and installers of asbestos products. (The subsidiary had discontinued the use of asbestos products prior to being acquired by the Company.) The Company has also been named as a defendant in several of these actions. At the beginning of 1992, 403 claims had been filed and during the year 1,785 additional claims were filed with 73 claims being settled. In 1993, 709 additional claims were filed and 1,273 were settled. In 1994, 1,135 new claims were filed with 353 claims being settled. Defense has been tendered to and accepted by the Company's insurance carriers. The former subsidiary was a nonmanufacturer that installed or distributed industrial insulation products. Accordingly, the Company strongly believes that the subsidiary has substantial defenses against alleged secondary and indirect liability. The Company has provided a reserve for the estimated uninsured legal costs to defend the suits and the estimated cost of reaching reasonable no-fault liability settlements. The amount of the reserve has been estimated based on the number of claims filed and settled to date, number of claims outstanding, current estimates of future filings, trends in costs and settlements, and the advice of the insurance carriers and counsel.

          The Company has retained certain liability in connection with its 1989 divestiture of its major electrical contracting business, Dynalectric Company ("Dynalectric"). The Company and Dynalectric were sued in 1989 by a former Dynalectric subcontractor. The subcontractor has alleged that its subcontract to furnish certain software and services in connection with a major municipal traffic signalization project was improperly terminated by Dynalectric Company and that Dynalectric is liable to the former subcontractor for a variety of additional claims, the aggregate dollar amount of which have not been formally recited in the subcontractor's complaint. Dynalectric has also filed certain counterclaims against the former subcontractor. The Company and Dynalectric believe that they have valid defenses, and/or that any liability would be more than offset by recoveries under the counterclaims. The Company has established reserves for the contemplated defense costs and for the cost of obtaining enforcement of arbitration provisions contained in the contract.

          The Company is a party to other civil lawsuits which have arisen in the normal course of business for which potential liability, including costs of defense, are covered by insurance policies.

          The major portion of the Company's business involves contracting with departments and agencies of, and prime contractors to, the U.S. government and as such are subject to possible termination for the convenience of the government and to audit and possible adjustment to give effect to unallowable costs under cost-type contracts or to other regulatory requirements affecting both cost-type and fixed-price contracts. In management's opinion, there are no outstanding issues of this nature at December 31, 1994 that would have a material adverse effect on the Company's consolidated financial position or results of operations.

          The Company has recorded its best estimate of the liability that will result from these matters. While it is not possible to predict with certainty the outcome of the litigation and other matters discussed above, it is the opinion of the Company's management, based in part upon opinions of counsel, insurance in force and the facts presently known, that liabilities in excess of those recorded, if any, arising from such matters would not have a material adverse effect on the results of operations or consolidated financial position of the Company.

          The Company is highly leveraged, and its ability to meet its future debt service and working capital requirements is dependent upon increased future earnings and cash flow from operations, the expansion of an accounts receivable facility financing, continuation of ESOP stock purchases in lieu of cash retirement contributions and the reduction of its debt expense.


        (19)  Business Segment

          The Company operates in one line of business: that of providing management, technical and professional services to industry and government organizations primarily to support the customers' facilities and/or operations on a turn-key (full) service basis.

          The Company has no significant foreign operations or assets outside the United States. The largest single customer of the Company is the U.S. Government. The Company had prime contract revenues from the U.S. Government of $723 million in 1994, $663 million in 1993 and $674 million in 1992. Included in revenues from the U.S. Government are revenues from the Department of Defense of $551 million in 1994, $543 million in 1993 and $538 million in 1992. No other customer accounted for more than 10% of revenues in any year.

        (20)  Subsequent Events

          On February 7, 1995, the Company sold its Corporate headquarters to RREEF America Reit Corp. C and entered into a 12-year lease with RREEF as the landlord. The proceeds from the sale-leaseback were used to satisfy the mortgage on the building which was due to mature on March 27, 1995. Since the Company had the intent to discharge its obligation under the mortgage with noncurrent assets, the amount has been included in long-term debt at December 31, 1994.

          In separate transactions on January 20 and February 7, 1995, the Company secured $24 million of equipment financing. The proceeds raised will serve to reduce the balance of the 16% Subordinated Debentures outstanding.

        (21)  Aircraft Maintenance Facilities - Consolidation and Asset
              Impairment

           The Company continues to evaluate its alternatives in respect to the unsatisfactory performance by the Commercial Sector's aircraft maintenance unit which posted its fourth consecutive year of operating losses. The Company has engaged an investment advisor to market the maintenance unit. The status of the unit presently remains unresolved pending the outcome of discussions with potential investors and a major customer. These discussions could result in one of a number of alternatives, including the consummation of a joint venture, the procurement of long-term contracts, sale of the entire unit or, worst case, the failure to negotiate any transaction at all. Current management projections indicate that the maintenance unit should be profitable in 1995 with the exception of one site.
        The Company believes that if it
        is unable to consummate a satisfactory resolution through any of these alternatives, the most likely course of action would be to consolidate its operations by closing one of the heavy maintenance facilities. In management's opinion, no single alternative (i.e. entering into a joint venture, the curtailment of operations or shut down of one or more facilities, or the divestiture of the unit as a whole) is more or less likely to occur; however, the Company believes that it has suffered at least a partial impairment of its investment in this unit. Accordingly, it has recorded an estimate of the applicable goodwill ($5.2 million) and other assets ($4.3 million) that would be written down in the event the consolidation or shut-down of one of the facilities becomes necessary. This does not fully reserve for the potential write-off that would be necessary for the complete closure or sale of the business in the event that the Company is unable to curtail the operating losses in the future.

        Selected financial operating data of the commercial aircraft maintenance unit is as follows (in thousands except number of employees):

                                           1994     1993     1992
          Revenues                      $73,045  $57,288  $74,253
          Operating losses              $(5,351) $(6,629) $  (428)
          Asset impairment provision    $(9,492) $     -  $     -
          Net assets (after write-down)
            including Goodwill
            at December 31              $30,315  $44,354  $43,328

          Backlog at December 31        $12,730  $11,368  $     -
          Number of employees               634      701      631


     (22)  Quarterly Financial Data (Unaudited)

             A summary of quarterly financial data for 1994 and 1993 is as follows (in thousands, except per share data):

                                              1994 Quarters                                 1993 Quarters
                                First     Second        Third      Fourth       First     Second      Third      Fourth

Revenues                        $259,537  $248,551      $244,928   $269,056     $231,560  $235,567    $239,013   $247,005
Gross profit                      10,815    11,757         8,892     12,404        6,726     9,507       8,219     15,104
Earnings (loss) before income
  taxes and minority interest     (1,156)     (259)       (3,686)   (11,806)      (6,015)   (2,548)     (2,953)       383
Minority interest                    249       311           226        344          118       386         113        335
Net loss for common stockholders  (1,589)     (930)       (4,245)    (6,067)      (6,186)   (2,979)     (3,854)      (395)

Loss per common share:
 Primary and fully diluted:
  Net loss for common
         stockholders              (0.36)    (0.21)        (0.59)     (0.82)       (1.26)    (0.65)      (0.82)     (0.15)

     Quarterly data may not equal annual totals due to rounding



                                       DynCorp (Parent Company)
                     SCHEDULE I - Condensed Financial Information of Registrant
                                            Balance Sheets
                                        (Dollars in Thousands)


                                                ASSETS

                                                            December 31,
                                                          1994        1993
Current Assets:
 Cash and short-term investments                       $  8,937    $  6,894
 Accounts receivable and contracts in process,
  net of allowance for doubtful accounts (Note 3)        35,689      20,723
 Inventories of purchased products and supplies             977         513
 Other current assets                                     5,027       3,718
   Total current assets                                  50,630      31,848

Investment in and advances to subsidiaries and affiliates
 affiliates                                              74,278      70,277
Property and Equipment, net of accumulated depreciation
 and amortization                                         8,126       9,836

Intangible Assets, net of accumulated amortization       78,377      86,811

Other Assets                                              4,559       6,040

   Total Assets                                        $215,970    $204,812


The "Notes to Consolidated Financial Statements" of DynCorp and Subsidiaries are an integral part of these statements.

See accompanying "Notes to Condensed Financial Statements"



                                   DynCorp (Parent Company)
                 SCHEDULE I - Condensed Financial Information of Registrant
                                        Balance Sheets
                                    (Dollars in Thousands)


                 LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS' EQUITY



                                                             December 31,
                                                          1994         1993
Current Liabilities:
 Notes payable and current portion of long-term
  debt (Note 2)                                        $  2,919    $  3,392
 Accounts payable                                        13,068      11,594
 Advances on contracts in process                         2,711         864
 Accrued liabilities                                     64,303      71,855
   Total current liabilities                             83,001      87,705


Long-Term Debt (Note 2)                                 108,508      93,150

Other Liabilities and Deferred Credits                   14,923      15,591

   Total Liabilities                                    206,432     196,446

Commitments, Contingencies and Litigation                    -            -

Redeemable Common Stock redemption value per share
 of $18.20 in 1994 and $17.50 in 1993, 125,714 shares
 issued and outstanding                                   2,288       2,200

Stockholders' Equity:
 Capital stock, $0.10 par value:
  Preferred stock, Class C                                3,000       3,000
  Common stock                                              789         502
 Common stock warrants                                   11,486      15,119
 Unissued common stock under restricted stock plan        9,923      10,395
 Paid-in surplus                                        118,068      95,983
 Deficit                                               (118,256)   (105,425)
 Common stock held in treasury                           (8,817)     (5,840)
 Cummings Point Industries, Inc. note receivable         (8,943)     (7,568)
   Total Stockholders' Equity                             7,250       6,166
   Total Liabilities, Redeemable Common Stock
     and Stockholders' Equity                          $215,970    $204,812

The "Notes to Consolidated Financial Statements" of DynCorp and Subsidiaries are an integral part of these statements.

See accompanying "Notes to Condensed Financial Statements."







                                   DynCorp (Parent Company)
                 SCHEDULE I - Condensed Financial Information of Registrant
                                   Statements of Operations
                                    (Dollars in Thousands)

                                          For the Years Ended December 31,
                                          1994          1993          1992
Revenues                               $545,581       $552,662      $557,675

Costs and Expenses:
 Cost of services                       523,029        528,776       542,901
 Selling and corporate administrative    10,654         10,994        12,534
 Interest expense                        15,243         14,950        14,608
 Interest income                         (1,946)        (1,969)       (1,693)
 Other (Note 3)                          36,842         23,902        23,490

                                        583,822        576,653       591,840
Loss before income taxes, equity
 in net income of subsidiaries
 and extraordinary item                 (38,241)       (23,991)      (34,165)
  Benefit for income taxes              (14,593)        (1,561)       (3,900)

Loss before equity in net income of subsidiaries
 and extraordinary item                 (23,648)       (22,430)      (30,265)
  Equity in net income of subsidiaries  (10,817)        (9,016)       (9,449)

Loss before extraordinary item          (12,831)       (13,414)      (20,816)
 Extraordinary loss from early retirement
  of debt                                     -              -         2,526

Net Loss                                (12,831)       (13,414)      (23,342)
 Preferred Stock Class A dividends declared
  and paid and accretion of discount          -              -           959
Net Loss for Common Stockholders       $(12,831)      $(13,414)     $(24,301)


The "Notes to Consolidated Financial Statements" of DynCorp and Subsidiaries are an integral part of these statements.

See accompanying "Notes to Condensed Financial Statements."




                                   DynCorp (Parent Company)
                 SCHEDULE I - Condensed Financial Information of Registrant
                                   Statements of Cash Flows
                                    (Dollars in Thousands)

                        For the Years Ended December 31,


                                                  1994       1993      1992
Cash Flows from Operating Activities:

 Net loss                                        $(12,831)  $(13,414)  $(23,342)
 Adjustments to reconcile net loss from operations
  to net cash provided by operating activities:
   Depreciation and amortization                   12,575      7,834      9,510
   Pay-in-kind interest on Junior Subordinated
    Debentures                                     15,329     13,142      6,590
   Loss on purchase of Junior Subordinated Debentures   -          -      2,526
   Deferred income taxes                              (59)       521       (666)
   Accrued compensation under Restricted Stock Plan  (329)     2,047      2,354
   Noncash interest income                         (1,375)    (1,158)      (910)
   Other                                             (665)    (1,936)    (4,363)
   Change in assets and liabilities, net of acquisitions
    and dispositions and sale of accounts receivable in 1993:
     Increase in accounts receivable and contracts
       in process                                 (14,966)    (2,570)   (10,173)
     Increase in inventories                         (465)       (93)       (72)
     (Increase) decrease in other current assets   (1,309)     1,992        986
     Increase (decrease) in current liabilities except notes
      payable and current portion of long-term debt(4,097)      (976)     6,690
       Cash provided (used) by operating activities(8,192)     5,389    (10,870)
Cash Flows from Investing Activities:
 Sale of property and equipment                       660        829        130
 Proceeds received from notes receivable                -          -      1,346
 Purchase of property and equipment, net of
  capitalized leases                                1,734       (928)    (2,381)
 Increase in notes receivable                           -          -     (5,500)
 Increase in investments in affiliates              1,500          -     (1,888)
 Other                                             (1,334)       345       (221)
  Cash provided (used) from investing activities    2,560        246     (8,514)
Cash Flows from Financing Activities:
 Purchase of Preferred Stock Class A and
  Junior Subordinated Debentures                        -          -    (42,466)
 Treasury stock purchased                          (3,182)    (1,979)    (3,448)
 Payment on indebtedness                           (3,914)    (4,725)   (41,010)
 Accounts receivable sold (Note 3)                      -          -     63,682
 Dividends paid on Class A Preferred Stock              -          -       (861)
 Treasury stock sold                                  159         46        108
 Reduction in loan to Employee Stock Ownership Plan     -     16,116     16,099
 Sale of stock to Employee Stock Ownership Plan    17,100          -          -
 Other financing transactions                         (38)         -          -
 Change in intercompany balances, net              (2,450)   (14,021)    14,050
  Cash provided (used) from financing activities    7,675     (4,563)     6,154
Net Increase (Decrease) in Cash and Short-term
 Investments                                        2,043      1,072    (13,230)
Cash and Short-term Investments at Beginning
 of the Year                                        6,894      5,822     19,052
Cash and Short-term Investments at End of the
 Year                                               8,937      6,894      5,822

The "Notes to Consolidated Financial Statements" of DynCorp and
Subsidiaries are an integral part of these statements.

See accompanying "Notes to Condensed Financial Statements."

                        DynCorp (Parent Company)
             Schedule I - Notes to Condensed Financial Statements
                           December 31, 1994

1.   Basis of Presentation

    Pursuant to the rules and regulations of the Securities and Exchange Commission, the Condensed Financial Statements of the Registrant do not include all of the information and notes normally included with financial statements prepared in accordance with generally accepted accounting principles. It is, therefore, suggested that these Condensed Financial Statements be read in conjunction with the Consolidated Financial Statements and Notes included elsewhere in this Annual Report on Form 10-K.

2.   Long-term Debt

At December 31, 1994 and 1993, long-term debt consisted of (in thousands):



                                                    1994           1993
Junior Subordinated Debentures, net of unamortized
 discount of $4,793 and $5,175                   $102,659        $86,947
Notes payable, due in installments through 1999,
 9.98% weighted average interest rate               6,966          6,643
Capitalized equipment leases                        1,802          2,952
                                                  111,427         96,542
Less current portion                                2,919          3,392
                                                 $108,508        $93,150

Maturities of long-term debt as of December 31, 1994, were as follows (in thousands):
                    1995                                          $ 2,919
                    1996                                            2,593
                    1997                                            1,907
                    1998                                              956
                    1999                                              185
                    Thereafter                                    102,867
                                                                 $111,427

3.   Accounts Receivable

    At December 31, 1992, the Company had sold $63,682,000 of its accounts receivable to Dyn Funding Corporation (DFC), a wholly owned subsidiary of the Company. DFC was established in January, 1992 to issue $100,000,000 of Contract Receivable Collateralized Notes (Notes) and to purchase eligible accounts receivable from the Company and its subsidiaries. On an ongoing basis, the cash received by DFC from collection of the receivables is used to make interest payments on the Notes, pay a servicing fee to the Company and purchase additional receivables from the Company (see Note 5 to Consolidated Financial Statements included elsewhere in this Form 10-K).

   The Company receives 97% of the face value of the accounts receivable sold to DFC. The 3% discount from the face value of the accounts receivable is recorded as an expense by the Company at the time of sale. In 1994 and 1993, the Company recorded as expense $16,032,000 and $16,298,000 which is reflected in "Other" in the accompanying "Statements of Operations" (in the "Consolidated Statements of Operations" of DynCorp and Subsidiaries this expense is offset by the gain recognized by DFC).




                                      DynCorp and Subsidiaries
                           SCHEDULE II - Valuation and Qualifying Accounts
                        For the Years Ended December 31, 1994, 1993, and 1992
                                        (Dollars in Thousands)



                            Balance at Charged to  Charged              Balance
                            Beginning  Costs and   to other    Deduct- at End of
     Description            of period  Expenses   Accounts (1)   ions   Period

Year Ended December 31, 1994
 Allowance for doubtful
 accounts                    $1,469      $2,503     $  367     $  347     $3,992
Year Ended December 31, 1993
 Allowance for doubtful
 accounts                    $3,415      $1,141     $   79     $3,166     $1,469
Year Ended December 31, 1992
 Allowance for doubtful
 accounts                    $2,532      $  965     $  254     $  336     $3,415


(1)  Includes recovery of prior year write-offs.
(2)  Write-off of uncollectible accounts.



                                     PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

     Estimated expenses payable by the Company in connection with the sale of the Common Stock offered hereby are as follows:

Registration fee-Securities and Exchange Commission            $61,498
Printing and engraving expenses                                 25,000
Blue sky fees and expenses (including counsel)
Accounting fees and expenses
Legal Fees and expenses
Miscellaneous
      Total                                                    $


Item 14.  Indemnification of Directors and Officers.

     Section 102 of the General Corporation Law of the State of Delaware ("GCL") allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. The Registrant's Amended and Restated Certificate of Incorporation, a copy of which is filed as an exhibit to this Registration Statement, contains a provision which eliminates directors' personal liability as set forth above.

     The Amended and Restated Certificate of Incorporation of the Registrant and the Bylaws of the Registrant provide in effect that the Registrant shall indemnify its directors, officers and employees to the extent permitted by Section 145 of the GCL.
Section 145 of the GCL provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances.

     Subsection (a) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and
(b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     The Underwriting Agreement, filed as Exhibit 1 hereto, and incorporated herein by reference, contains certain provisions relating to the indemnification of the Registrant's directors, officers and controlling persons.

Item 15.  Recent Sales of Unregistered Securities.

     On November 12, 1993, the Company sold 125,714 shares of
Common Stock to James I. Chatman, as partial purchase price for the acquisition of stock of Technology Applications, Inc. The price per share was $17.50, and the total price for the Common
Stock sold to Mr. Chatman was $2,199,995. The sale was exempt from registration by reason of Rule 505 of Regulation S-K, as promulgated under the Securities Act of 1933, as amended.

Item 16.  Exhibits and Financial Statement Schedules.

     (a) Exhibits. The following is a list of exhibits to this Registration Statement:

   Exhibit
     No.    Description
     3.1    Certificate of Incorporation of the Registrant, as amended
     3.2    By-laws of the Registrant, as amended
     4.1    Employee Stock Ownership Plan, as amended
     4.2    Savings and Retirement Plan, as amended
     4.3    1995 Employee Stock Purchase Plan
     4.4    1995 Stock Option Plan
     4.5    Executive Incentive Plan, as amended
     4.6    Equity Target Ownership Policy
     5      Opinion of H. M. Hougen
     9      New Stockholders Agreement
     10     Material contracts
     12     Computation of Ratios
     13     Annual Report to security-holders
     21     Subsidiaries of the Registrant.
     23     Consent of Arthur Andersen LLP
     24     Powers of Attorney (included on signature page).

     (b)    Financial Statement Schedules.

Item 17.  Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


                         SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Commonwealth of Virginia, County of Fairfax, on May 12, 1995.

     DynCorp

     By: Dan R Bannister, President and Chief Executive Officer
         Dan R Bannister, President and Chief Executive Officer

                       POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature to this Amendment to Registration Statement appears below hereby appoints Dan R. Bannister, David L. Reichardt and H. Montgomery Hougen, and each of them, any one of whom may act without the joiner of the others, as his or her attorney-in-fact with full power of substitution and resubstitution to sign on his or her behalf individually and in the capacity stated below, and to sign and file all amendments and post-effective amendments to this Amendment to Registration Statement and any and all other documents that may be required in connection with the filing of this Amendment to Registration Statement, which amendments may make such changes and additions to this Amendment to Registration Statement as such attorney-in-fact may deem necessary or appropriate.

     Pursuant to the requirements of the Securities act of 1933, as amended, this Amendment to Registration Statement has been signed by the following person sin the capacities and on the dates indicated.

Signature                   Title

Herbert S. Winokur, Jr.     Director and Chairman of the Board
Herbert S. Winokur, Jr.

Dan R. Bannister            Director, President and Chief Executive Officer
Dan R. Bannister                (Principal Executive Officer)

T. Eugene Blanchard         Director,Senior Vice President and Chief Financial
T. Eugene Blanchard             Officer  (Principal Financial Officer)

Russell E. Dougherty        Director
Russell E. Dougherty

Gerald A. Dunn              Vice President and Controller
Gerald A. Dunn                  (Principal Accounting Officer)

James H. Duggan             Director and Executive Vice President
James H. Duggan

Paul V. Lombardi            Director and Executive Vice President
Paul V. Lombardi

Dudley C. Mecum II          Director
Dudley C. Mecum II

Michael T. Masin            Director
Michael T. Masin

David L. Reichardt          Director, Senior Vice President and General Counsel
David L. Reichardt